As confidentially submitted to the Securities and Exchange Commission on August 7, 2020.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MyFiziq Limited

(Exact Name of Registrant as Specified in its Charter)

Australia	7372	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Vlado Bosanac

71-73 South Perth Esplanade
Unit 5
South Perth, WA 6151
Australia

+61 8 9316 9100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

With copies to:

Joseph M. Lucosky, Esq.

Lawrence Metelitsa, Esq.

Lucosky Brookman LLP

101 Wood Avenue South, 5th Floor

Woodbridge, NJ 08830

Tel. No.: (732) 395-4400

Fax No.: (732) 395-4401

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Number of shares of common shares to be registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Ordinary shares			$	$

Total			$	$

(1)	Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional securities as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.

(2)	The fee is calculated by multiplying the aggregate offering amount by .0001298, pursuant to Section 6(b) of the Securities Act of 1933.

(3)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low prices for our ordinary shares reported on the Australian Securities Exchange.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION DATED AUGUST 7, 2020

MyFiziq Limited

This is the offering of ordinary shares of MyFiziq Limited, incorporated under the laws of the Commonwealth of Australia (the “Company”). We are offering        ordinary shares in this offering. We currently expect the estimated offering price to be between        and       per share.

The offering is being made on a “firm commitment” basis by      , the underwriter (the “Underwriter”). We have reserved the symbol “ ” for purposes of listing our ordinary shares on the Nasdaq Capital Market and we have applied to list our ordinary shares on the Nasdaq Capital Market. The public offering is contingent upon receiving authorization to list the ordinary shares on the Nasdaq Capital Market.

Our outstanding ordinary shares are trading on the Australian Securities Exchange, or ASX, under the symbol “MYQ”. On August 3, 2020 the closing price for our ordinary shares was A$0.28.

Investing in our ordinary shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 8 to read about factors you should consider before buying our ordinary shares.

	Per Share	Total
Offering price	$	$
Underwriter’s discounts(1)	$	$
Proceeds to our company before expenses(2)	$	$

(1)	See “Underwriting” in this prospectus for more information regarding our arrangements with the Underwriter.

(2)	The total estimated expenses related to this offering are set forth in the section entitled “Discounts and Expenses.”

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters an option for a period of 45 days to purchase up to _________ additional shares from us at the public offering price less the underwriting discounts to cover over-allotments, if any.

The underwriters expect to deliver the ordinary shares against payment in New York, New York on      , 2020.

Prospectus dated               , 2020

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We and the Underwriter have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the ordinary shares of the Company, no par value offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. We have not taken any action to permit a public offering of the ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of the prospectus outside the United States. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We are incorporated under the laws of the Commonwealth of Australia and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we are currently eligible for treatment as a “foreign private issuer,” or FPI. As an FPI, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

i

ABOUT THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the “Company,” “MyFiziq Limited”, “MyFiziq” “we,” “us” and “our” refer to MyFiziq Limited and its consolidated subsidiaries.

In this prospectus, unless otherwise stated, all references to “U.S. dollars, ” “USD,” or “US$” are to the currency of the United States of America, and all references to “Australian Dollars,” “AUD,” or “A$” are to the currency of Australia. Our presentation currency of the financial statements was AUD and will remain AUD.

This prospectus and the information incorporated herein by reference contain market data, industry statistics and other data that have been obtained from, or compiled from, information made available by third parties. We have not independently verified their data.

You should rely only on the information that we have provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information and you must not rely on any unauthorized information or representation.

In this registration statement, any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

PRESENTATION OF FINANCIAL INFORMATION

The financial information contained in this prospectus derives from our audited consolidated financial statements as of June 30, 2018 and 2019. These financial statements and related notes included elsewhere in this prospectus are collectively referred to as our audited consolidated financial statements herein and throughout this prospectus. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our fiscal year ends on June 30 of each year, so all references to a particular fiscal year are to the applicable year ended June 30. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ordinary shares, discussed under “Risk Factors,” before deciding whether to buy our ordinary shares.

Overview

MyFiziq Limited (MyFiziq or the “Company”) has developed and patented a proprietary dimensioning technology that enables its users to check, track, and assess their dimension using only a smartphone privately and accurately. The Company is globalizing its technology and assisting individuals, communities and populations to live better, healthier lives.

The MyFiziq technology allows individuals to take a series of images of themselves using a smartphone. Organizations embed our technology (Software Development Kits or SDKs) into their new or existing applications and then customize the experience to meet their brand and functional requirements.

MyFiziq has developed this capability by leveraging the power of Computer Vision, Machine Learning, and patented processes, to process these images on secure, enterprise-level infrastructure, delivering an end-to-end experience that is unrivaled in the industry. MyFiziq simplifies the collection of measurements and removes the human error present in traditional methods.

Our application has been developed over 7 years through the development of our proprietary image capturing and analysis system. We have refined this process whilst utilizing a globally captured data set to enrich our machine learning protocols and improve the accuracy and repeatability of the system. We have further enhanced the use case by adopting a number of predetermined and published markers for chronic disease, set by the World Health Organization (WHO), and the International Diabetes Federation (IDF). These chronic non-communicable diseases relate to 70% of deaths each year and are directly correlated to manageable chronic diseases and with that in mind MyFiziq has developed and built the application’s proprietary patented capturing system, in line with the WHO and IDF guidelines for the assessment and identification markers of these chronic disease, such as Type 2 Diabetes. It is our mission to deliver an easy to use, early warning system assessment tool for organizations and individuals, to take control and understand the health risks they pose to themselves. Having the opportunity to combine measurement data with other biometric data sets, widens the use and importance of our technology through multiple verticals. We believe that our technology is one of a kind with accuracy and repeatability that was tested and validated by leading universities and research organizations around the world.

The Company operates a business-to-business (“B2B”) model, and is commoditized on both a subscription basis, as well as on demand. The business model is one-to-one-to-many, whereby our business partners have the relationship with the end user, and our technology is embedded into our partner’s application, allowing privacy and retention to the partners ecosystem. This model facilitates efficiency, low cost and scalable growth. Our low-overhead base and an efficient go-to-market strategy makes our business highly scalable. This can help the Company generate significant cash flow with low growth risk and high margins within a relatively short space of time. We have a low friction pricing model which is offered as a Software as a Service (“SAAS”) solution. Our SAAS offering allows flexibility and pricing scale reductions for our partners.

MyFiziq is very selective in its choice of sales distribution partner, favoring reputable companies who have a global outreach with large pre-existing user bases. Whether it be an iOS or an Android application, we provide the end-users with the following biometric data points:

●	Anthropometric Measurements

●	Body Composition: Total Body Fat %, Visceral & Android Fat

●	Primary Markers of Chronic disease – Type-2 Diabetes, Obesity, Cardiovascular Disease (CVD)

●	Primary Health Markers – Waist-to-Hip Ratio, Waist-to-Height, Waist Circumference, Overall Risk.

We also offer deep or universal linking interface allowing an operator access without a direct integration, allowing them to open a separate app available on the Apple & Android app stores. This solution gives partners a quick and easy time to market engagement, customized in their brand, and speeding up integration.

Technology

The core, patented technology is the image capture process (body scan). Our technology (SDKs) seamlessly integrates into our partner’s application(s) across both iOS and Android, using a flexible, modular approach. Significant research & development has gone into optimization, testing, and developing proprietary cutting edge technology within a mobile phone, such as hardware acceleration, machine learning libraries such as Tensor flow, and also working with phone sensor data. The result is an innovative, contemporary solution that runs on-device and does not sacrifice speed, security or privacy. Images and private information never leave the phone, ensuring security and privacy standards are met across global regions.

Various other modules exist as part of our offering to our partners. These are optional SDKs, allowing a base integration in various verticals, and can be customized by partners:

●	Input SDK: Caters for global unit differences such as Metric, US, and UK.

●	Capture Guide SDK: On-screen instructions to help with the capture process.

●	Support SDK: Enabling partners to receive feedback from their customers.

●	Track SDK: Comparison & Progress of measurements, over time and by measurement.

●	Profile SDK: A series of cards to embedded into partner apps providing information on the last measurement.

How It Works

Image capture involves taking a person’s front and side scan. This involves entering some basic details, following the built-in guide on setting up the phone, and then initiating a 10 second countdown for each front and side scan.

This process is referred to as a “Body Scan” or a “Full Body Selfie”. The capture process has been designed around existing concepts available in most cameras and phones to take burst or multiple images using a timer.

Growth Strategy

With the technology and distribution channels now fully developed, the Company is entering into a Growth phase. Serving as a catalyst for this growth, the Company now has 14 signed binding agreements at a potential run rate of 2.6 million paying subscribers in total within the next three years. This run rate is based on minimum agreed targets between the Company and partners, for the initial 12 month period. We look to penetrate 1-5% of the existing users base within the partner company.

The other principle growth strategy is the ongoing growing demand for the Company’s technology, driven by global health concerns and the various ways the technology can assist with this. The following factors will help the Company commercialize its operations as it prepares for this next phase of growth:

●	Contract Execution and Post-implementation Support. As previously mentioned, the Company has signed 14 agreements. An effective growth strategy is to carefully nurture these agreements and tailor the implementation of our technology with each partner to maximize user experience. This can be achieved by collaborating with business partners to ensure they are set-up for success, including by assisting them with the customer onboarding procedure, and establishing feedback loops around user experience.

●	Market Penetration. We believe that a key to our success lies in our ability to penetrate the market across a variety of industries. We intend to do so by identifying business partners who are vetted for quality, fit and audience reach, who already have a high volume of paying subscribers with a need for body measurement scans, that can provide the Company with access to such clients.

●	Ongoing Investment in Innovation. We intend to continue to invest in building new software capabilities and extending our platform to make our technology as accurate and “repeatable” as possible and to bring the power of accurate measurement to a broader range of applications. This will also serve as a barrier to entry for new and established competitors.

●	Uniqueness and patent blocking position. The Company is unique in its offering and capabilities. At this time MyFiziq has been unable to identify a direct comparative produce within a mobile phone, that demonstrates competitive ease of use, accuracy or repeatability. MyFiziq believes this is highly due to its extensive patent coverage and first to market advantage.

Our Challenges

We face challenges, risks and uncertainties in realizing our business objectives and executing our strategies, including those relating to our ability to:

●	We may not reach the scale in our business or generate revenue to the level outlined in our business plan.

●	We have historically incurred significant losses and there can be no assurance as to when, precisely, we will achieve breakeven or maintain profitability, despite our low overhead expenditure.

●	We will need to raise additional capital to meet our business requirements in the future, which could be challenging, potentially highly dilutive and may cause the market price of our ordinary shares to decline.

●	The success of our business is highly dependent on market acceptance of our technology and timely release of our technology which is embedded in our partners’ customer facing applications. If the end consumer does not accept our product, or our customers fail to go live with their applications (with our technology embedded), our financial performance will be materially adversely affected.

●	As a B2B company, we are substantially dependent on our customers to design, integrate and price our technology effectively within their applications.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Corporate Information

Our registered office and our principal executive offices and headquarters are located at 71-73 South Perth Esplanade, Unit 5, South Perth, WA 6151, Australia and our phone number is +61 8 9316 9100. We maintain a corporate website at www.myfiziq.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Corporate History and Structure

MyFiziq was founded in 2014 by Vlado Bosanac and Dr. Katherine Iscoe and listed on the Australian Securities Exchange (ASX) in 2015. Mr. Bosanac originally devised the concept, when seeing avatars being used to determine injury prevention. The concept was using professional athletes mass verse agility being transformed into cause and effect. After seeing this used in a common math equation, He commenced his journey into demonstrating dimension, size, weight and composition through mobile data capture, which has now become MyFiziq and received patents across the globe.

Recent Developments

Despite the economic shut down of many businesses and economies around the world due to the COVID-19 pandemic, MyFiziq has been able to weather the storm and prepare the Company for growth. The Company has been identified by our current and potential new partners as a key component in the fight against the identification of comorbidities relating to COVID-19. This has provided some real opportunities for MyFiziq and its technology.

In addition, the Company has focused on improving cash flow and strengthening its balance sheet to rise above the current global situation. During COVID-19. we have successfully reduced usual operating cash burn by 46%, converted or redeemed previous convertible note holders (A$1.3 million) and received over A$600k in collectables from our JV partner, BCT.

Some of the recent key commercial developments, include:

1.	USD$1,500,000 raised to progress the Company’s desire to be listed on the NASDAQ.

2.	Evolt application launched, which marks the first Australian consumer-facing app to go live with the MyFiziq technology solution embedded.

3.	A further seven (7) partner application are expected to launch (with our technology embedded) within the next six (6) months, to generate revenue

4.	The MyFiziq technology expanded to capture measurements which can assist with cancer treatments.

5.	Agreement reached with Nuralogix to develop technology with facial scanning capability and which provides a COVID-19 symptoms assessment.

6.	R & D funding of A$600,000 advanced to the Company, testimony to its ongoing commitment to research and development.

7.	The Company is taken a majority stake in its joint venture partner, Body Composition Technologies Pte Ltd, up from 50% to 54.5%, with further revenue now due to the Company, being a license fee payment of A$200,000 and a further A$250,000 in development services performed by MyFiziq.

Implications of Our Being an “Emerging Growth Company”

As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A”;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, herein referred to as the Securities Act, occurred, if we have more than US$1.07 billion in annual revenues, have more than US$700 million in market value of our ordinary shares held by non-affiliates, or issue more than US$1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

THE OFFERING

Ordinary shares offered by us	Ordinary shares, no par value.

Price per Common Share	We currently estimate that the offering price will be in the range of per ordinary share.

Over-allotment option to purchase additional shares of ordinary shares	We have granted the underwriters an option for a period of ___ days to purchase up to additional shares of our ordinary shares.

Ordinary shares to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of ordinary shares in full).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately US$ million, or approximately US$ million if the underwriters exercise their over-allotment option to purchase additional shares in full, assuming an offering price of US$ per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering primarily for general corporate purposes, including working capital, expanded sales and marketing activities, increased research and development expenditures and funding our growth strategies. See “Use of Proceeds.”

Listing	We have applied to list our ordinary shares on the Nasdaq Capital Market.

Proposed Nasdaq trading symbol

Transfer Agent	VStock Transfer, LLC with an address at 18 Lafayette Pl, Woodmere, NY 11598

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before investing in our ordinary shares.

SUMMARY FINANCIAL DATA

The following tables set forth selected historical financial data for our business. Our financial statements have been prepared in accordance with Australian Accounting Standards (AASB). The AASB has adopted both the International Accounting Standard (IAS) as well as the International Financial Reporting Standards (IFRS), as issued by the IASB. See “Presentation of Financial and Other Information—Financial Information.” Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in the prospectus.

We have derived the summary statements of loss and comprehensive loss data for the six months ended December 31, 2019 and December 31, 2018, and the summary statement of financial position data as at December 31, 2019, from our unaudited condensed interim financial statements included elsewhere in this prospectus, and for the fiscal years ended June 30, 2019 and June 30, 2018 from our audited financial statements included elsewhere in this prospectus.

Selected Statement of Profit or Loss and Other Comprehensive Income Data:

	Six Months ended December 31				Twelve Months ended June 30
	2019		2018		2019		2018
	(AUD in thousands)				(AUD in thousands)
Revenues	A$	354	A$	478	A$	899	A$	2,081
Employee expenses		(2,421)		(2,154)		(3,824)		(14,476)
Sales and marketing		(725)		(164)		(332)		(347)
General and administrative		(779)		(731)		(1,495)		(1,689)
Operating loss		(3,571)		(2,571)		(4,752)		(14,431)
Financial income (expenses), net		(40)		(41)		(137)		(10)
Net loss before income tax		(3,611)		(2,612)		(4,889)		(14,441)
Income tax benefit		666		532		532		522
Net loss before tax	A$	(2,945)	A$	(2,080)	A$	(4,357)	A$	13,919)
Loss per share		AUD cents				AUD cents
Basic and diluted loss per share		(2.92)		(2.55)		(5.16)		(17.61)

Selected Statement of Financial Position Data:

	31 December 2019		30 June 2019	30 June 2018
	(AUD in thousands)
Cash and cash equivalents	A$	688	574	172
Other current assets		109	30	201
Loans to related entities		638	482	-
Development asset at cost		1,432	1,451	1,560
Other non-current assets		101	94	78
TOTAL ASSETS	A$	2,968	2,631	2,011
Interest bearing borrowings		1,463	1,497	481
Other current liabilities		541	585	834
TOTAL LIABILITIES	A$	2,004	2,082	1,315
Issued Capital		21,406	13,783	7,212
Reserves		5,593	9,930	12,290
Accumulated losses		(26,035)	(23,164)	(18,806)
TOTAL EQUITY	A$	964	549	696

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. Before deciding whether to invest in our ordinary shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our ordinary shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our ordinary shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

We may not reach the scale in our business or generate revenue to the level outlined in our business plan.

We are an innovative technology company in its growth stage, generating recurring revenue for the first time. We currently have fourteen (14) binding agreements with customers which could potentially generate up to USD$52 million in recurring revenue if the initial user subscription targets are met through the customers applications. We may be unable to achieve this revenue or go-live with our product in the anticipated timelines, based on factors outside of our control. We have only generated very minimal recurring revenues to date and there is a degree of uncertainty associated with predicting future revenue with absolute certainty. Until the company has ascertained the level of uptake as we go live with already contracted partners.

We have historically incurred significant losses and there can be no assurance as to when, precisely, we will achieve breakeven or maintain profitability, despite our low overhead expenditure.

During the twelve months ended June 30, 2019, the Company realized a net loss of A$4,357,162 compared with a net loss of A$13,919,468 for the year ended June 30, 2018. Because of the numerous risks and uncertainties associated with the development of the Company’s products and business, we are unable to predict with absolute certainty the extent of any future losses or when we will become profitable. While our overheads are quite low, maintaining operating losses in the future will have an adverse effect on our cash resources, stockholders’ equity and working capital. Our failure to become and remain profitable could depress the value of our stock and impair our ability to raise capital, expand our business, maintain our development efforts, diversify our portfolio of partner companies, or continue our operations. A decline in our value could also cause you to lose all or part of your investment in our Company.

Based on the projected cash flows and the cash balances as of the date of this prospectus, our management is of the opinion that the Company will be in a position to break even within the next twelve (12) months, however this cannot be guaranteed. Should the Company not break even in the anticipated timeline, further fund raising may be necessary to enable the Company to continue its operating activities. This includes the development and marketing of its products for a period of at least 12 months from the date of filing of this prospectus. As a result, the Company’s ability to continue as a going concern is reliant on the assertions made by management and its ability to execute its binding agreements with Customers.

Management’s plans include the continued commercialization of our products, current capital inflows from strategic investors and securing sufficient financing through the sale of additional equity securities during the IPO. There can be no assurances, however, that we will be successful in obtaining the level of financing needed for our operations. If we are unsuccessful in commercializing our products and securing sufficient financing, we may need to downscale operations or worst case, cease operations.

We will need to raise additional capital to meet our business requirements in the future, which could be challenging, potentially highly dilutive and may cause the market price of our ordinary shares to decline.

While we are transitioning to a point of breakeven, we may need to raise additional capital in order to meet our business objectives. Future capital raises may not be available on reasonable terms, if at all. Additional capital would be used to accomplish the following:

●	finance our current operating expenses;

●	pursue growth opportunities;

●	hire and retain qualified employees;

●	respond to competitive pressures;

●	comply with regulatory requirements; and

●	maintain compliance with applicable laws.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in substantial dilution for our current stockholders. The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then-outstanding. We may issue additional shares of our ordinary shares or securities convertible into or exchangeable or exercisable for our ordinary shares in connection with hiring or retaining personnel, option or warrant exercises, future acquisitions or future placements of our securities for capital-raising or other business purposes. The issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline and existing stockholders may not agree with our financing plans or the terms of such financings.

In addition, we may incur additional costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

Furthermore, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain such additional financing on a timely basis, we may have to curtail our development activities and growth plans, which would have a material adverse effect on our business, financial condition and results of operations.

The success of our business is highly dependent on market acceptance of our technology and timely release of our technology which is embedded in our partners’ customer facing applications. If the end consumer does not accept our product, or our customers fail to go live with their applications (with our technology embedded), our financial performance will be materially adversely affected.

We expect to derive most of our revenue by charging fees in connection with the usage of our applications and technologies. We must make product rollout decisions and commit significant resources well in advance of the anticipated introduction of new applications and technologies. The release of our applications and technologies by our customers (we are ‘business-to-business’(B2B), while our customers have the relationship with the end user) may be delayed, may not succeed or may have a shorter life cycle than anticipated. If the applications are not released when anticipated or do not attain wide market acceptance, our revenue growth may never materialize, we may be unable to fully recover the resources we have committed, and our financial performance will be harmed.

As a B2B company, we are substantially dependent on our customers to design, integrate and price our technology effectively within their applications.

Whilst we establish commercial contracts with our customers that includes: pricing charges, SDK integration audits, and implementation services, and include various options for customer to select from to integrate our technology within their applications to meet their unique business requirements and user experience in our product offering, as well as provide our own Design resources to supplement customer design and product teams, we have limited control over what price customers offer the integrated solution to end users, as well as where and how our products are integrated into their applications. As a result customers may set pricing points to high for end users, or design / integrate our application in a sub optimal way that users cannot easily find or use our products, which may substantially impact our ability to generate recurring revenue at the level that we expect.

As a B2B company, we are substantially dependent on our customers to release our integrated products on agreed timelines.

Whilst we establish commercial contracts with our customers that includes indicative release timing, we have limited to no control over when, if ever customers choose to release integrated products. Delays in customer release schedules may have a significant impact on our future cash flow and ability to generate recurring revenue, and / or significantly damage our brand reputation.

As a B2B company, we are substantially dependent on our customers to market our integrated product to their end users.

Whilst we provide marketing incentives to customers to, depending on the customer size, match their marketing spend on integrated product marketing, provide part marketing spend, as well as assist with marketing activities including; generation and monitoring of marketing strategies and campaigns as well as the development of joint marketing assets, we have limited to no control over how and when customers market our integrated products. Ineffective, inadequate, or nonexistent marketing of our integrated product may have a significant impact on our future cash flow and ability to generate recurring revenue at the level that we expect.

Damage to our or our customers reputation or lack of acceptance of our brand or our customers brands in existing and new markets could negatively impact our business, financial condition and results of operations.

We intend to build a strong reputation for the quality of our technology, and we must protect and grow the value of our brand to be successful. Any incident that erodes consumer affinity for our brand or our customers brands, could significantly reduce our brand value and damage our business. If end users perceive or experience a reduction in quality, or in any way believe we or our customers fail to deliver a consistently positive experience, our brand value could suffer, and our business may be adversely affected.

In addition, our ability to successfully sign new partners in new markets may be adversely affected by a lack of awareness or acceptance of our brand or our existing partners brands in these new markets. To the extent that we are unable to foster name recognition and affinity for our brand in new markets, our growth may be significantly delayed or impaired.

As a result, adverse economic conditions in any of these areas could have a material adverse effect on our overall results of operations. In addition, other factors that could have a material adverse effect on our business and operations include but are not limited to; local strikes, terrorist attacks, increases in energy prices, adverse weather conditions, hurricanes, droughts or other natural or man-made disasters.

Technology changes rapidly in our business, and if we fail to anticipate new technologies, the quality, timeliness, and competitiveness of our products may suffer.

Rapid technology changes require us to anticipate which technologies and/or distribution platforms our products must take advantage of in order to make them competitive in the market at the time they are released. Therefore, we usually start our product development with a range of technical development goals that we hope to be able to achieve. We may not be able to achieve these goals, and even though we have global patent protection, our competition may be able to achieve them more quickly than we can. If we cannot achieve our technology goals within the original development schedule of our products, this may impact the manner in which users experience our product, which in turn could impact recurring revenue. It may also provide an opportunity for competitors to catch up to us.

We rely upon third parties to provide distribution for our applications, and disruption in these services could harm our business.

We currently utilize, and plan on continuing to utilize over the current fiscal year, third-party networking providers and distribution through companies including, but not limited to, Apple and Google to distribute our technologies. If disruptions or capacity constraints occur, the Company may have no means of replacing these services, on a timely basis or at all. This could cause a material adverse condition for our operations and financial earnings.

We rely on third-party hosting and cloud computing providers to operate certain aspects of our business. Any failure, disruption or significant interruption in our network or hosting and cloud services could adversely impact our operations and harm our business.

Our technology infrastructure is critical to the performance of our products and customer satisfaction. Our products run on a complex distributed system, or what is commonly known as cloud computing. We own, operate and maintain elements of this system, however elements of this system are operated by third-parties that we do not control and which would require significant time to replace. We expect this dependence on third-parties to continue. In particular, a portion of the data storage, data processing and other computing services and systems is hosted by cloud computing providers. Any disruptions, outages and other performance problems relating to such services, including infrastructure changes, human or software errors and capacity constraints, could adversely impact our business, financial condition or results of operations.

We could be harmed by improper disclosure or loss of sensitive or confidential company, employee, associate or customer data, including personal data.

In connection with the operation of our business, we plan to store, process and transmit data, including personal and information, about our employees, customers, customers end users, associates and candidates, a portion of which is confidential and/or personally sensitive. Unauthorized disclosure or loss of sensitive or confidential data may occur through a variety of methods. These include, but are not limited to, systems failure, employee negligence, fraud or misappropriation, or unauthorized access to or through our information systems, whether by our employees or third parties, including a cyberattack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who may develop and deploy viruses, worms or other malicious software programs.

Such disclosure, loss or breach could harm our reputation and subject us to government sanctions and liability under our contracts and laws that protect sensitive or personal data and confidential information, resulting in increased costs or loss of revenues. It is possible that security controls over sensitive or confidential data and other practices we and our third-party vendors follow may not prevent the improper access to, disclosure of, or loss of such information. The potential risk of security breaches and cyberattacks may increase as we introduce new services and offerings, such as mobile technology. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions in which we provide services. Any failure or perceived failure to successfully manage the collection, use, disclosure, or security of personal information or other privacy related matters, or any failure to comply with changing regulatory requirements in this area, could result in legal liability or impairment to our reputation in the marketplace.

Our business operations and future development could be significantly disrupted if we lose key members of our management team.

The success of our business continues to depend to a significant degree upon the continued contributions of our senior officers and key employees, both individually and as a group. Our future performance will be substantially dependent in particular on our ability to retain and motivate our Chief Executive Officer, and certain of our other senior executive officers. The loss of the services of our Chief Executive Officer, senior officers or other key employees could have a material adverse effect on our business and plans for future development. We have no reason to believe that we will lose the services of any of these individuals in the foreseeable future; however, we currently have no effective replacement for any of these individuals due to their experience, reputation in the industry and special role in our operations. We also do not maintain any key man life insurance policies for any of our employees.

Our business operations are conducted in multiple languages and could be disrupted due to miscommunications or translation errors.

The success of our business continues to depend on our marketing efforts globally, with a majority of customer head offices in the United States, Europe and Asia Pacific, each of which may be conducted in the local language. Miscommunications or inaccurate foreign language translations could have a material adverse effect on our business operations and financial conditions. Additionally, contracts, communications and complex technical information may be required to be accurately translated into foreign languages.

We may not be able to adequately protect our Intellectual Property (IP), which, in turn, could harm the value of our brands and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to build brand recognition using our patents, service marks and other proprietary intellectual property, including our names and logos. We have submitted 11 patents globally, with prior art dating back to 2015. We have been issued eight patents, one of each in Australia, China, Singapore, South Korea, Hong Kong, Japan, Canada, and the USA. We have three patent-pending submissions in Europe, India, and New Zealand, and updated applications to our existing issued patents to further protect our IP in process. No assurance can be given that our patent-pending submissions or the additional patent applications which is in process will be approved. If our patent-pending submissions or the additional patent applications which is in process are not approved, our ability to expand or develop our business may be negatively affected.

Third parties may also oppose our trademark or patent applications, or otherwise challenge our use of the trademarks or patents. In the event that our trademarks or patents are successfully challenged, we could be forced to rebrand our goods and services or redesign our technology, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands and products.

If our efforts to register, maintain and protect our intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance. We may also face the risk of claims that we have infringed third parties’ intellectual property rights. If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require us to rebrand our services, if feasible, divert management’s attention and resources or require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our company being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products or services, any of which could have a negative impact on our operating profits and harm our future prospects.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We will rely on our computer systems and network infrastructure across our operations. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. Although we employ both internal resources and external consultants to conduct auditing and testing for weaknesses in our systems, controls, firewalls and encryption and intend to maintain and upgrade our security technology and operational procedures to prevent such damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful.

We will continue to incur costs and be subject to various obligations as a result of being a public company, listed in the United States and in Australia.

We will continue to incur significant legal, accounting and other expenses as a result of being a public company, listed in the United States and in Australia. Although we will incur costs each year associated with being a publicly-traded company, it is possible that our actual costs of being a publicly-traded company will vary from year to year and may be different than our estimates. In estimating these costs, we take into account expenses related to insurance, legal, accounting and compliance activities.

Furthermore, the need to maintain the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a U.S. publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

We may require additional capital to finance our operations in the future, but that capital may not be available when it is needed and could be dilutive to existing stockholders.

Despite only requiring 150,000 paying subscribers in order to break even, we may require additional capital for future operations. We plan to finance anticipated ongoing expenses and capital requirements with funds generated from the following sources:

●	cash provided by operating activities;

●	available cash and cash investments; and

●	capital raised through debt and equity offerings.

Current conditions in the capital markets are such that traditional sources of capital may not be available to us when needed or may be available only on unfavorable terms. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we cannot assure you that we will be able to successfully raise additional capital at all or on terms that are acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our liquidity, financial condition, results of operations and prospects. Further, if we raise capital by issuing stock, the holdings of our existing stockholders will be diluted.

If we raise capital by issuing debt securities, such debt securities would rank senior to our ordinary shares upon our bankruptcy or liquidation. In addition, we may raise capital by issuing equity securities that may be senior to our ordinary shares for the purposes of dividend and liquidating distributions, which may adversely affect the market price of our ordinary shares. Finally, upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our ordinary shares. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our ordinary shares, or both.

Our business is dependent upon continued market acceptance by consumers.

We are substantially dependent on continued market acceptance of our products by customers, and customers end users, and such customers are dependent upon regulatory and legislative forces. We cannot predict the future growth rate and size of this market. If we do not gain market acceptance of our products, our business may be materially affected.

Any future or current litigation could have a material adverse impact on our results of operations, financial condition and liquidity.

From time to time we may be subject to litigation, including, among others, potential stockholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. To date we have obtained directors and officers liability (“D&O”) insurance to cover some of the risk exposure for our directors and officers. Such insurance generally pays the expenses (including amounts paid to plaintiffs, fines, and expenses including attorneys’ fees) of officers and directors who are the subject of a lawsuit as a result of their service to the Company. There can be no assurance that we will be able to continue to maintain this insurance at reasonable rates or at all, or in amounts adequate to cover such expenses should such a lawsuit occur. While neither Delaware law nor our Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) or Amended and Restated Bylaws (“Bylaws”) require us to indemnify or advance expenses to our officers and directors involved in such a legal action, we expect that we would do so to the extent permitted by Delaware law. Without D&O insurance, the amounts we would pay to indemnify our officers and directors should they be subject to legal action based on their service to the Company could have a material adverse effect on our financial condition, results of operations and liquidity. Such lawsuits, and any related publicity, may result in substantial costs and, among other things, divert the attention of management and our employees. An unfavorable outcome in any claim or proceeding against us could have a material adverse impact on our financial position and results of operations for the period in which the unfavorable outcome occurs, and potentially in future periods.

Further, any settlement announced by us may expose us to further claims against us by third parties seeking monetary or other damages which, even if unsuccessful, would divert management attention from the business and cause us to incur costs, possibly material, to defend such matters, which could have a material adverse impact on our financial position.

Our prior operating results may not be indicative of our future results.

Prior operating results may not be indicative of future operating results as the Company has entered into a new phase in its business lifecycle, the growth phase. Previously, the company spent the better part of six years developing the software, and it is now in the process of commercializing it. The timing and amount of future revenues will depend almost entirely on our ability to execute on our existing contracts as well as engage new customers while maintaining a relationship with our existing partners. Our future operating results will depend upon many other factors, including, but not limited to:

●	the level of product and price competition;

●	customers successfully marketing, and continuing to market our integrated products to their end users;

●	customers control of how our products are integrated into their applications and when the integrated products are released;

●	our success in expanding our business network and managing our growth;

●	the ability to hire qualified employees; and

●	the timing of such hiring and our ability to control costs.

Federal, state and local or Australian tax rules may adversely impact our results of operations and financial position.

We are subject to federal, state and local taxes in the U.S., as well as local taxes in Australia in respect to our operations in Australia. Although we believe our tax estimates are reasonable, if the Internal Revenue Service or other taxing authority disagrees with the positions, we have taken on our tax returns, we could face additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our results of operations and financial position. In addition, complying with new tax rules, laws or regulations could impact our financial condition, and increases to federal or state statutory tax rates and other changes in tax laws, rules or regulations may increase our effective tax rate. Any increase in our effective tax rate could have a material impact on our financial results.

Our management, board and advisors control a large block of our ordinary shares.

As of the date of this prospectus, members of our management team and board beneficially own approximately 35.47% of our outstanding ordinary shares. In addition, one stockholder owns approximately 13.68% of our outstanding ordinary shares. As such, management and this stockholder of the Company own approximately, in the aggregate, 49.15% of our voting power. As a result, management and the aforementioned stockholder may have the ability to control substantially all matters submitted to our stockholders for approval including:

●	election of our board of directors;

●	removal of any of our directors;

●	amendment of our Certificate of Incorporation or Bylaws; and

●	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

In addition, management’s and the aforementioned stockholder’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price. Any additional investors will own a minority percentage of our ordinary shares and will have minority voting rights.

Risks Related to this Offering and Our Ordinary Shares

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial offering price.

The trading price of our ordinary shares is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

●	market conditions in the broader stock market in general, or in our industry in particular;

●	actual or anticipated fluctuations in our quarterly financial and operating results;

●	introduction of new products and services by us or our competitors;

●	sales, or anticipated sales, of large blocks of our stock;

●	issuance of new or changed securities analysts’ reports or recommendations;

●	failure of industry or securities analysts to maintain coverage of our company, changes in financial estimates by any industry or securities analysts that follow our company, or our failure to meet such estimates;

●	additions or departures of key personnel;

●	regulatory or political developments;

●	changes in accounting principles or methodologies;

●	acquisitions by us or by our competitors;

●	litigation and governmental investigations; and

●	economic, political and geopolitical conditions or events.

These and other factors may cause the market price and demand for our ordinary shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares of ordinary shares and may otherwise negatively affect the liquidity of our ordinary shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The initial offering price of our ordinary shares may not accurately reflect its future market performance.

The offering price of our ordinary shares has been determined based on negotiations between the underwriters and us. The offering price may not be indicative of future market performance and may bear no relationship to the price at which our ordinary shares will trade.

Our executive officers and directors, and their affiliated entities, along with our ____ other largest stockholders, own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Upon consummation of this offering (based on shares outstanding as of                 , 2020), our executive officers and directors, together with entities affiliated with such individuals, along with our two other largest stockholders, will beneficially own approximately     % of our ordinary shares (approximately     % if the underwriters’ over-allotment option is exercised in full). Accordingly, these stockholders may, as a practical matter, continue to be able to control the election of a majority of our directors and the determination of all corporate actions after this offering. This concentration of ownership could delay or prevent a change in control of the Company.

New investors in our ordinary shares will experience immediate and substantial dilution after this offering.

The public offering price of our ordinary shares will be substantially higher than the pro forma net tangible book value per share of the outstanding ordinary shares immediately after this offering. Based on an assumed public offering price of US$                  per share (which is the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of December 31, 2019, if you purchase our ordinary shares in this offering you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately US$                per share in pro forma net tangible book value. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

Immediately prior to the consummation of this offering, we expect to have approximately                outstanding stock options to purchase our ordinary shares with exercise prices that are below the assumed public offering price of our ordinary shares. To the extent that these options are exercised, there will be further dilution.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our ordinary shares could decline.

If our existing stockholders sell substantial amounts of our ordinary shares in the public market following this offering, the market price of our ordinary shares could decrease significantly. The perception in the public market that our existing stockholders might sell shares of ordinary shares could also depress our market price. Upon completion of this offering, we will have outstanding                 shares of ordinary shares, assuming no exercise by the underwriters of their option to purchase additional shares, and options to purchase                 shares of our ordinary shares, based on our shares and options to be outstanding as of immediately prior to the consummation of this offering. Our directors, executive officers and other holders of our ordinary shares will be subject to the lock-up agreements described in “Underwriting” and the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” After all of these lock-up periods have expired and the holding periods have elapsed, up to                  additional shares will be eligible for sale in the public market.

In addition, the holders of                shares of ordinary shares will have the right, subject to certain exceptions and conditions, to require us to register their shares of ordinary shares under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of ordinary shares would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. A decline in the price of shares of our ordinary shares might impede our ability to raise capital through the issuance of additional shares of our ordinary shares or other equity securities.

Since we do not expect to pay any cash dividends for the foreseeable future, investors in this offering may be forced to sell their stock in order to obtain a return on their investment.

We do not anticipate declaring or paying in the foreseeable future any cash dividends on our capital stock. Instead, we plan to retain any earnings to finance our operations and growth plans discussed elsewhere or incorporated by reference in this prospectus. Accordingly, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our ordinary shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

 You may have difficulty in effecting service of legal process and enforcing judgments against us and our management.

We are a public company limited by shares, registered and operating under the Australian Corporations Act 2001. The majority of our directors and officers named in this prospectus reside outside the U.S. Substantially all, or a substantial portion of, the assets of those persons are also located outside the U.S. As a result, it may not be possible to affect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S. Furthermore, substantially all of our directly-owned assets are located outside the U.S., and, as such, any judgment obtained in the U.S. against us may not be collectible within the U.S. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

Because we are not required to provide you with the same information as an issuer of securities based in the United States, you may not be afforded the same protection or information you would have if you had invested in a public corporation based in the United States.

We are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time. The exempt provisions would be available to you if you had invested in a U.S. corporation.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	The Company’s strategies and objectives;

●	The Company’s ability to meet the Nasdaq requirements;

●	The Company’s other financial operating objectives;

●	The availability of qualified employees for business operations;

●	General business and economic conditions;

●	The Company’s ability to meet its financial obligations as they become due;

●	The positive cash flows and financial viability of the Company’s operations and new business opportunities;

●	The Company’s ability to manage growth with respect to its operations and new business opportunities;

●	The Company’s ability to secure intellectual property rights over its proprietary products or enter into license agreements to secure the legal use of certain patents an intellectual property;
●	The Company’s ability to avoid infringement of intellectual property rights; and
●	The Company’s ability to be successful in new markets;

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

USE OF PROCEEDS

Based upon an assumed public offering price of US$         per ordinary share (the mid-point of the range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this offering, after deducting the underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us, of approximately US$         assuming the Underwriter does not exercise its over-allotment option.

We plan to use the net proceeds we receive from this offering for the following purposes:

Approximate Use of Net Proceeds in US$ 1,000
[ ]%	US$
[ ]%	US$
[ ]%	US$
the remainder for working capital and other general corporate purposes [__]%	US$

We believe that the expected net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations for at least the next 12 months, although we cannot assure you that this will occur.

The amount and timing of our actual expenditures will depend on numerous factors, including the status of our development efforts, sales and marketing activities and the amount of cash generated or used by our operations. We may find it necessary or advisable to use portions of the proceeds for other purposes, and we will have broad discretion and flexibility in the application of the net proceeds. Pending these uses, the proceeds will be invested in short-term bank deposits.

DIVIDEND POLICY

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2019:

●	actual basis;

●	on a pro forma basis, giving effect to the conversion of US$__________ amount of convertible notes (assuming interest calculated through _________); and

●	on a pro forma, as adjusted basis, giving effect to the sale by us of shares of ordinary stock in this offering at an assumed public offering price of US$_________ per share, the mid-point of the estimated offering price range described on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Actual (unaudited)		Pro Forma(1)(2) (unaudited)	Pro Forma as adjusted (unaudited)
Cash and cash equivalents	A$	687,506
Total Liabilities	A$	2,004,055
Stockholders’ equity:	A$
Issued capital	A$	21,405,634
Accumulated losses	A$	(26,034,985)
Reserves	A$	5,593,481	—
Total stockholders’ equity	A$	964,130

(1)	Excludes (i) _______ shares of our ordinary shares issuable upon exercise of outstanding warrants at a weighted average exercise price of US$___ per share as of _______, (ii) ______ shares of our ordinary shares issuable upon exercise of outstanding options at a weighted average exercise price of US$______ per share as of _________, (iii) ___________ shares of our ordinary shares issuable upon exercise of outstanding convertible notes at a weighted average exercise price of US$_______ per share as of __________.

(2)	A US$1.00 increase or decrease in the assumed public offering price per unit would increase or decrease our pro forma cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately US$____________ assuming the number of units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

DILUTION

If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share and the net tangible book value per ordinary share after this offering. Our net tangible book value as of December 31, 2019 was US$          per ordinary share.

After giving effect to the sale of ordinary shares that we are offering at an assumed public offering price of US$         per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value on an adjusted basis as of December 31, 2019 would have been US$         per common share. This amount represents an immediate increase in net tangible book value of US$         per ordinary share to our existing shareholders and an immediate dilution of US$         per ordinary share to new investors purchasing ordinary shares in this offering. We determine dilution by subtracting the as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for an common share.

The following table illustrates this dilution:

Assumed public offering price per share	US$
As adjusted net tangible book value per share as of December 31, 2019	US$
Increase per share attributable to this offering
As adjusted net tangible book value per share after this offering
Dilution per share to new investors in this offering	US$

A US$            increase (decrease) in the assumed public offering price of US$         per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value per share by US$         , and increase (decrease) dilution to new investors by US$         per share, in each case assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional ordinary shares in this offering, the as adjusted net tangible book value after the offering would be US$         per share, the increase in net tangible book value to existing shareholders would be US$         per share, and the dilution to new investors would be US$         per share, in each case assuming an public offering price of US$         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, on an as adjusted basis as of December 31, 2019, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing shareholders paid during the past five years, on the one hand, and new investors are paying in this offering, on the other hand. The calculation below is based on an assumed public offering price of US$              per share, which is the midpoint of the price range set forth on the cover page.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing shareholders			%	US$		%	US$
New investors

Total		100.0%		US$	100.0%		US$

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the “Summary Statements of Operations Data” and our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements reflecting our management’s current expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of events may differ materially from those described in or implied by these forward-looking statements due to a number of factors, including those discussed below and elsewhere in this prospectus particularly on page 8 entitled “Risk Factors”.

Overview

MyFiziq Limited (MyFiziq or the “Company”) is globalizing its technology by assisting individuals, communities and populations to live better, healthier lives by providing governments, healthcare providers, health & fitness identities and the best in class solutions available worldwide through an individual’s smartphone.

We have developed a patented technology with a proprietary image capturing system that can create a representation of an individual’s structure in the form of a 3D avatar with accurate circumference measurements. Organizations embed our Software Development Kit's (SDK's) into their new or existing applications and then customize the experience to meet their brand and functional requirements. MyFiziq has developed this capability by leveraging computer vision, machine learning, and patented processes, to process these images on secure, enterprise-level infrastructure, delivering a private, accurate and repeatable end-to-end experience. Body measurements provide more useful information about health risk and physical changes than simply measuring weight. Our technology simplifies the collection of these measurements and removes the margin of human error present in traditional methods. Furthermore, the technology can render an assessment of an individual’s current dimensions and total body fat, which has a direct correlation to health risk.

A good way to think of MyFiziq, and where we are positioned today, is to draw a line in the sand and mark this line as “X”. Everything that has happened in our corporate history to date, lies to the left of X. This incorporates all costs incurred to date, and includes research, software development and corporate overheads. At point X, the software is ready to take to the market. This is where we are today – we are now ready to commercialize our software and generate subscription revenue from it. Then, everything to the right of the X, marks the next chapter for the Company. With fourteen (14) signed commercial agreements in place with our partners who have established eco-systems, the Company is now ready to commercialize its operation and grow revenue.

When viewing the results of operations, please bear in mind the all the costs that have been incurred to date, directly and indirectly, relate to the buildout of the software and to get it market ready. While we have generated revenue in the past, it has not been the mainstream, recurring, subscription revenue that we anticipate moving forward (Please see the ‘Revenue and other income’ policy note below).

To any reader of our financial statements, the implication of the above is that, in our instance, past performance may not be a reliable indicator of future performance.

Results of Operations

The table below provides our results of operations for six months ended December 31, 2019 and December 31, 2018.

	Six Months ended December 31
	2019		2018
	(AUD in thousands)
Revenues	A$	354	A$	478
Employee expenses		(2,421)		(2,154)
Sales and marketing		(725)		(164)
General and administrative		(779)		(731)
Operating loss		(3,571)		(2,571)
Financial income (expenses), net		(40)		(41)
Net loss before tax	A$	(3,611)	A$	(2,612)

The table below provides our results of operations for the twelve months ended June 30, 2019 and 2018.

	Year ended June 30
	2019		2018
	(AUD in thousands)
Revenues	A$	899	A$	2,081
Employee expenses		(3,824)		(14,476)
Sales and marketing		(332)		(347)
General and administrative		(1,495)		(1,689)
Operating loss		(4,752)		(14,431)
Financial income (expenses), net		(137)		(10)
Net loss before tax	A$	(4,889)	A$	(14,441)

Six Months Ended December 31, 2019 Compared to Six Months Ended December 31, 2018

Revenues

Our subscription revenues for the six months ended December 31, 2019 amounted to A$84,000 compared to none for the six months ended December 31, 2018. The increase from the corresponding period primarily resulted from live activation of our technology and Software-as-a-service agreements. We also generated other revenue of A$270,000 for the six months ended December 31, 2019, compared to A$477,547 for the six months ended December 31, 2018. This other revenue relates to fees earned from the buildout of our partner’s apps, and the decrease resulted primarily from less work being commissioned during the six months ended.

Employee expenses

Our employee expenses for the six months ended December 31, 2019 amounted to A$2,421,000, an increase of A$267,000, or approximately 12%, compared to A$2,154,000 for the six months ended December 31, 2018. The increase resulted primarily from increased expenses associated with hiring new employees, which includes the Chief Financial Officer of the Company. Approximately 70% of the employee expenses for the 6 months ended December 31, 2019 relates to research and development. During 2019, we had an expense of A$887,000 in respect of stock-based payments, compared to an expense of A$960,000 in 2018. We expect that employee expenses will continue to increase in 2020 and that we will recruit additional employees.

Sales and Marketing Expenses

Our sales and marketing expenses for the six months ended December 31, 2019 amounted to A$721,000, an increase of A$561,000, or 342%, compared to A$164,000 for the six months ended December 31, 2018. The increase primarily resulted from an increase in stock-based payments to suppliers for public and investor relations services expenses. The shares were issued to supplier’s in lieu of a cash payment, with the benefit of improving the Company’s cash flow.

General and Administrative Expenses

Our general and administrative expenses for the six months ended December 31, 2019 amounted to A$779,000, an increase of A$48,000, or 6%, compared to A$731,000 for the six months ended December 31, 2018. The increase compared to the corresponding period was mainly due to an increase in travel costs related to the seeking of a NASDAQ listing, offset by a decrease in legal expenses.

Operating Loss

As a result of the foregoing, for the six months ended December 31, 2019, our operating loss was A$3,571,000, an increase of A$1,000,000, or 39%, compared to our operating loss for the six months ended December 31, 2018 of A$2,571,000.

Financial Income (Expenses), net

Our financial income, net for the six months ended December 31, 2019 amounted to A$40,000 as opposed to financial expenses, net of A$41,000 for the six months ended December 31, 2018.

Net Loss

As a result of the foregoing, employee expenses, sales and marketing expenses, general and administrative expenses, and initial revenues, our net loss for the six months ended December 31, 2019 was A$3,611,000 compared to net loss of A$2,612,000 for the six months ended December 31, 2018. The decrease in net loss was mainly due to an increase in stock-based payments to suppliers for public and investor relations services expenses, an increase in employee expenses related to the hiring of new employees, and a decrease in other revenue, as opposed to expenses and income in the corresponding period. We expect to incur additional losses to perform further research and development activities as we make plans to fully commercialize our software from around June 2020 onwards.

Twelve Months Ended June 30, 2019 Compared to Twelve Months Ended June 30, 2018

Revenues

Our subscription revenues for the twelve months ended June 30, 2019 amounted to A$5,000 compared to none for the twelve months ended June 30, 2018. The increase from the corresponding period primarily resulted from the live activation of our technology and Software-as-a-service agreements. We also generated other revenue of A$894,000 for the twelve months ended June 30, 2019, compared to A$2,081,000 for the twelve months ended June 30, 2018. This other revenue relates primarily to fees earned from the buildout of our partner’s apps, while in 2018 the Company received a license fee payment of A$1,500,000 from our joint venture partner for the right to use our technology further to the License Agreement. This license fee payment was a one-off transaction which occurred in 2018.

Employee expenses

Our employee expenses for the twelve months ended June 30, 2019 amounted to A$3,824,000, a decrease of A$10,652,000, or approximately 74%, compared to A$14,476,000 for the twelve months ended June 30, 2018. During 2019, we had an expense of A$1,206,000 in respect of stock-based payments, compared to an expense of A$11,982,000 in 2018. The stock-based payments in 2018 are mostly related to incentive options offered to key management personnel in accordance with the incentive plan. Approximately 67% of the employee expenses for the twelve months ended December 31, 2019 relates to research and development. We expect that employee expenses will continue to increase in 2020 and that we will recruit additional employees.

Sales and Marketing Expenses

Our sales and marketing expenses for the twelve months ended June 30, 2019 amounted to A$332,000, a decrease of A$15,000, or 4%, compared to A$347,000 for the twelve months ended June 30, 2018. The decrease relates primarily to a one-off event that was sponsored in 2018.

General and Administrative Expenses

Our general and administrative expenses for the twelve months ended June 30, 2019 amounted to A$1,495,000, a decrease of A$194,000, or 11%, compared to A$1,689,000 for the twelve months ended June 30, 2018. The decrease compared to the corresponding period was mainly due to a decrease in travel and consulting costs.

Operating Loss

As a result of the foregoing, for the twelve months ended June 30, 2019, our operating loss was A$4,752,000, an decrease (improvement) of A$9,679,000, or 67%, compared to our operating loss for the twelve months ended June 30, 2018 of A$14,431,000.

Financial Income (Expenses), net

Our financial income, net for the twelve months ended June 30, 2019 amounted to A$137,000 as opposed to financial expenses, net of A$10,000 for the twelve months ended June 30, 2018. The increase of A$127,000 relates to interest on a number of convertible note facilities in the amount A$1,496,000 (including accrued interest) at 30 June 2019.

Net Loss

As a result of the foregoing, employee expenses, sales and marketing expenses, general and administrative expenses, and initial revenues, our net loss for the twelve months ended June 30, 2019 was A$4,889,000 compared to net loss of A$14,441,000 for the twelve months ended June 30, 2018. The decrease in net loss (improvement) was mainly due to a A$10,686,000 decrease in stock-based payments to key management personnel, offset by a one-off license payment in relation to the use of the Company’s software by a joint venture partner of A$1,500,000 in 2018, as well as a decrease in consulting and travel costs and marketing events in 2019.  We expect to incur additional losses to perform further research and development activities as we make plans to fully commercialize our software from around June 2020 onwards.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of debt and equity in Australia.

As of December 31, 2019, we had cash, cash equivalents and restricted cash of A$688,000 compared to A$573,000 cash and cash equivalents as of December 31, 2018. This decrease primarily resulted from financing our operating activities.

Net cash used in operating activities was A$1,769,000 for the year ended December 31, 2019 compared to A$1,129,000 for the year ended December 31, 2018. The increase in cash used in operating activity is derived mainly from a decrease in receipts from our joint venture partner, as well as an increase in payments to employees, where we employed a CFO on 6 August 2019.

We had positive cash flow from financing activities of A$1,855,000 for the six months ended December 31, 2019 compared to A$1,350,000 for the six months ended December 31, 2018. The cash flow from financing activities for the six months ended December 31, 2019 was due to the proceeds from the final four (4) payments tranches of the A$5,200,000 placement with Asia cornerstone Asset Management Ltd. The cash flow from financing activities for the six months ended December 31, 2019 was due to the proceeds from the convertible notes facility that was established in 2018.

On June 1, 2020 the Company entered into a formal funding agreement for USD$1,500,000 with Asia Cornerstone Asset Management (“ACAM”) by way of convertible note. The material terms of the funding agreement with ACAM are as follows.

●	ACAM will provide USD$1,500,000 of funding, in four separate tranches as set forth below.

●	The funding has a mandatory conversion upon a successful NASDAQ listing.

●	On conversion, ACAM will be issued shares in the NASDAQ listed company at the greater of US$1.00 and a 25% discount to the price at which the Company issues shares in conjunction with the listing.

●	ACAM will accrue interest on the funds advanced to the Company at a rate of 10% per annum, with interest being capitalized and also converted at the time of listing on the NASDAQ.

●	In the event MyFiziq is not successful in attaining a listing on the NASDAQ on or prior to June 30, 2021, MyFiziq will have an additional 6 months to repay the capital.

●	The note is not secured.

Under the terms of the funding, ACAM agreed to fund the Company over 4 tranches: Tranche 1 USD$225,000 - 14 days after the date of execution of the formal funding agreement and Tranche 2 USD$450,000 - 30 days from the date of commencement of the Public Company Accounting Oversight Board in the US (PCAOB) audit by the Company by an PCAOB approved auditor. Tranche 3 USD$450,000 – 14 days from the date that the Company files a Registration Statement (Form F-1) with the US Securities and Exchange Commission in relation to the NASDAQ Listing. Tranche 4 USD$375,000 -14 days from the date that the Company engages an underwriter or an investment bank to provide services in connection with the NASDAQ Listing. The Company has received payments on the first 2 tranches and expects the final tranche to be paid by the end of September 2020.

We are looking to raise another USD$1.5 million to complete our bridge financing round, which is designed to provide us with sufficient cash flow reserves as we approach the NASDAQ IPO, as well to pay for pre-IPO related expenses.

On July 30, 2020, we submitted our June 2020 quarterly report and Appendix 4C (quarterly cash flow report) to the ASX, which is read as an announcement to the market, with the following highlights:

●	MyFiziq generated A$93,000 in net cash from operating activities and a further A$462,000 in net cash from financing activities, to achieve its best quarterly result since December 2017.

●	Cash expenditure reduces from an average of A$1.189 million per quarter over the past three (3) quarters, to A$586,000 in the current quarter, representing a 49% decrease in spend.

●	Cash inflows of A$1.666 million during the current quarter allow the Company to repay A$550,000 in borrowings, with a further A$1.34 million in convertible note debt settled (by way of a share issue).

●	In July 2020, the Company received a further A$450,000 in payments from partners as well as the tranche 3 payment of USD$450,000 (under the convertible note subscription deed announced with Asia Cornerstone Asset Management).

●	The Company has further expected inflows of funds from Asia Cornerstone Asset Management (“ACAM”) (USD$375,000), balance of license payments (A$300,000) and development payments (A$120,000).

●	The above has been achieved despite the challenging economic conditions brought about by COVID-19, with further go-lives expected over the next quarter as the Company gears for growth.

We do not have any material commitments for capital expenditures during the next twelve months. Based on our projected cash flows (which incorporates the balance of ACAM funding to be received) and the cash balances as of 31 July 2020 of A$888,662, we believe we have sufficient cash to fund our obligations through 30 June 2022, assuming we can generate the revenue that we anticipate based on our revenue assumptions. As we have only just moved in revenue phase, with no prior history of recurring revenue for subscriptions, there is substantial doubt that we can rely on our revenue projections with any form of certainty. Therefore, it may be prudent to ignore revenue altogether, and should we do so, we believe we will have sufficient revenue to fund our obligations through 31 December 2020. The implication is therefore, on the basis of no-revenue, there is substantial doubt about our ability to continue as a going concern unless capital is raised. As mentioned above, the Company raised USD$1.5 million on 1 June 2020. As mentioned above, we are seeking to raise a further USD$1.5 million, and upon reaching the IPO, a significantly larger capital raise is envisaged. This additional capital that we are seeking to raise, may not be available on reasonable terms or at all. Additional capital would be used to accomplish the following:

●	finance our current operating expenses (in the absence of revenue);

●	strengthen our balance sheet and cash flow reserve position;

●	accelerate the further development and improvement of our software;

●	pursue growth opportunities;

●	hire and retain qualified management and key employees;

●	respond to competitive pressures;

●	comply with regulatory requirements; and

●	maintain compliance with applicable laws.

Notwithstanding the fact that the Company managed to secure USD$1.5 million during the recent COVID-19 period, current conditions in the capital markets are such that traditional sources of capital may not be available to us when needed or may be available only on unfavorable terms. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions, the impact of the coronavirus outbreak and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we cannot assure you that we will be able to successfully raise additional capital at all or on terms that are acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our business, results of operations and financial condition.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in substantial dilution for our current stockholders. The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then-outstanding. We may issue additional shares of our ordinary shares or securities convertible into or exchangeable or exercisable for our ordinary shares in connection with hiring or retaining personnel, option or warrant exercises, future acquisitions or future placements of our securities for capital-raising or other business purposes. The issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline and existing stockholders may not agree with our financing plans or the terms of such financings. In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition. Furthermore, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain such additional financing on a timely basis, we may have to curtail our development activities and growth plans and/or be forced to sell assets, perhaps on unfavorable terms, or we may have to cease our operations, which would have a material adverse effect on our business, results of operations and financial condition.

Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities in which we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities or any other obligations under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.

Functional Currency

From our inception through December 31, 2019, our functional currency was the AUD.

Our presentation currency of the financial statements was AUD and will remain AUD.

Application of Critical Accounting Policies and Estimates – June 30, 2020

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with Australian Accounting Standards, which include Australian Equivalents to International Financial Reporting Standards (AIFRS), in their entirety. Compliance with AIFRS ensures that the financial report also complies with International Financial Reporting Standards (IFRS) in their entirety. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this prospectus we believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we` were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Critical accounting estimates and judgements

The preparation of financial reports requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

Estimation of useful life of assets:

The Company determines the estimated useful lives and related depreciation and amortization charges for its finite life intangible assets. The useful lives could change significantly as a result of technical innovation or some other event. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Capitalization of internally developed software:

Distinguishing the research and development phases of a new customized software project and determining whether the recognition requirements for the capitalization of development costs are met requires judgement. After capitalization, management monitors whether the recognition requirements continue to be met and whether there are any indicators that capitalized costs may be impaired. Management is required to make judgements, estimates and assumptions for the Net Present Value model which supports the carrying value of the software, its useful life and its amortization rate.

Share-based Payments:

The Company measures the cost of cash-settled share-based payments at fair value using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted, as well as estimates made by management.

Going Concern

These financial statements have been prepared on the going concern basis which contemplates the continuity of normal business activities and the realization of assets and discharge of liabilities in the normal course of business.

For the year ended June 30, 2019, the Company incurred an operating loss of A$4,357,162. Notwithstanding the fact that the Company incurred an operating loss and a net cash outflow from operating activities amounting to A$3,258,801, the Directors are of the opinion that the Company is a going concern for the following reasons:

●	MyFiziq is transitioning to “growth” phase and commercializing operations, courtesy of the twelve (12) binding term sheets that it has executed with partners across its five (5) business verticals, Each partner is expected to launch the MyFiziq technology (which becomes embedded in the partner’s app) and this is anticipated to generate significant revenue and bring the Company to breakeven point within the next 6 to 12 months.

●	Following the execution of a formal funding agreement for USD$1.5 million with Asia cornerstone Asset Management (ACAM) on June 1, 2020, the Company had accumulated over A$1.1 million in cash facilities by the end of June 2020. Under the terms of the agreement, USD$675,000 had been received by July 1, 2020 and a further USD$825,000 is to be paid by way of two tranches in the months that follow.

●	Additionally, at the reporting date the Company was already in an advanced stage of raising a further USD$1.5 million (over and above the USD$1.5 million secured with ACAM) as part of its expansion into the US and listing on the NASDAQ Capital Market.

●	COVID-19 has not had any material adverse financial effects on the Company, as announced on the ASX platform on March 30, 2020 and June 29, 2020. Furthermore, as announced to the ASX platform on June 30, 2020, the Company had made significant progress over the period March 1, 2020 to June 30, 2020 (“COVID period”) and had experienced an increase in demand for its technology, driven by global health concerns. In addition, the Company has managed to strengthen its balance sheet over the COVID period as follows:

i.	By securing the ACAM funding of USD675,000.

ii.	By reducing convertible note debt in the amount of A$1,387,078 by way of share conversion.

iii.	By reducing cash burn (operating overheads) by 46% over the COVID-19 period, and with the ability to defer a minimum of A$3.34 million in planned spending if required to do so.

iv.	By receiving over A$631,485 in collectables from its JV partner, Body Composition Technologies Pty Ltd.

●	The Company successfully executed a A$600,000 research and development (“R & D”) advance with R&D Capital Partners Pty Ltd for an R & D tax incentive payment that is expected to be received in relation to the 2020 financial year (2019: A$666,218).

Impairment of tangible and intangible assets other than goodwill

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognized in those expense categories consistent with the function of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is also made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimate used to determine the assets recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in previous years. Such reversal is recognized in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such reversal the depreciation charge is adjusted in future periods to allocate the assets revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Impairment of financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognized in those expense categories consistent with the function of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

Intangible assets

An intangible asset arising from externally acquired intellectual property and development expenditure on an internal project is recognized only when the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. The amortization method and useful life of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortization method or period.

The following useful life is used in the calculation of amortization:

Development asset at cost 10 years

Revenue and other income

Revenue is measured at the fair value of the consideration received or receivable and is recognized when performance obligations under customer contracts are satisfied.

(a) Revenue from customers

The company’s primary revenue stream is software development kits offered to customers and charged on a per user or per body scan basis.

The company also has secondary revenue streams including:

●	Integration fees

●	License fees

●	Other application development and support fees

i. Identification of distinct elements and separate performance obligations

Primary revenue streams

Revenue is generated from the usage of MyFiziq’s software development kits which have been integrated into a customer’s platform. Most contracts will be structured on a monthly recurring basis and have a minimum term of 1 year.

●	Per user - Revenue is charged per user, where per user price reduces based on the volume of users.

●	Per body scan - The customer is charged when an image is captured.

Secondary revenue streams

These services can be provided at any point in time over the life of the contract and are usually a one off, or a series of one-off events.

ii. Revenue recognition under AASB 15

Revenue Stream	Performance Obligation	Timing of Recognition
Software development kits - per user	Integration of the MyFiziq software development kits into the customer’s platform	Over the life of the contract as the customer simultaneously receives and consumes the benefits of accessing the software

Software development kits - per body scan	Integration of the MyFiziq software development kits into the customer’s platform, a performance obligation is triggered each time an image is captured by the user	Recognized over time, but because time delivered is minimal, point in time recognition has been applied

Secondary revenue streams	As defined in the contract either at the start of the service, or as requested by the customer over the life of the contract	Recognized over time, but because time delivered is minimal, point in time recognition has been applied

(b) Other income

Revenue recognized in any period is based on the delivery of performance obligations and an assessment of when control is transferred to the customer. Revenue is recognized either when the performance obligation has been performed, or over time as control of the performance obligation is transferred to the customer.

(c) Interest received

Interest income is recognized when it is probable that the economic benefits will flow to the Company and the amount of revenue can be reliably measured.

All revenue is stated net of the amount of goods and services tax.

BUSINESS

Overview

MyFiziq Limited (MyFiziq or the “Company”) has developed and patented a proprietary dimensioning technology that enables its users to check, track, and assess their dimension using only a smartphone privately and accurately. The Company is globalizing its technology and assisting individuals, communities and populations to live better, healthier lives.

The MyFiziq technology allows individuals to take a series of images of themselves using a smartphone. Organizations embed our technology (Software Development Kits or SDKs) into their new or existing applications and then customize the experience to meet their brand and functional requirements.

MyFiziq has developed this capability by leveraging the power of Computer Vision, Machine Learning, and patented processes, to process these images on secure, enterprise-level infrastructure, delivering an end-to-end experience that is unrivaled in the industry. MyFiziq simplifies the collection of measurements and removes the human error present in traditional methods.

Our application has been developed over 7 years through the development of our proprietary image capturing and analysis system. We have refined this process whilst utilizing a globally captured data set to enrich our machine learning protocols and improve the accuracy and repeatability of the system. We have further enhanced the use case by adopting a number of predetermined and published markers for chronic disease, set by the World Health Organization (WHO), and the International Diabetes Federation (IDF). These chronic non-communicable diseases relate to 70% of deaths each year and are directly correlated to manageable chronic diseases and with that in mind MyFiziq has developed and built the application’s proprietary patented capturing system, in line with the WHO and IDF guidelines for the assessment and identification markers of these chronic disease, such as Type 2 Diabetes. It is our mission to deliver an easy to use, early warning system assessment tool for organizations and individuals, to take control and understand the health risks they pose to themselves. Having the opportunity to combine measurement data with other biometric data sets, widens the use and importance of our technology through multiple verticals. We believe that our technology is one of a kind with accuracy and repeatability that was tested and validated by leading universities and research organizations around the world.

The Company operates a business-to-business (“B2B”) model, and is commoditized on both a subscription basis, as well as on demand. The business model is one-to-one-to-many, whereby our business partners have the relationship with the end user, and our technology is embedded into our partner’s application, allowing privacy and retention to the partners ecosystem. This model facilitates efficiency, low cost and scalable growth. Our low-overhead base and an efficient go-to-market strategy makes our business highly scalable. This can help the Company generate significant cash flow with low growth risk and high margins within a relatively short space of time. We have a low friction pricing model which is offered as a Software as a Service (“SAAS”) solution. Our SAAS offering allows flexibility and pricing scale reductions for our partners.

MyFiziq is very selective in its choice of sales distribution partner, favoring reputable companies who have a global outreach with large pre-existing user bases. Whether it be an iOS or an Android application, we provide the end-users with the following biometric data points:

●	Anthropometric Measurements

●	Body Composition: Total Body Fat %, Visceral & Android Fat

●	Primary Markers of Chronic disease – Type-2 Diabetes, Obesity, Cardiovascular Disease (CVD)

●	Primary Health Markers – Waist-to-Hip Ratio, Waist-to-Height, Waist Circumference, Overall Risk.

We also offer deep or universal linking interface allowing an operator access without a direct integration, allowing them to open a separate app available on the Apple & Android app stores. This solution gives partners a quick and easy time to market engagement, customized in their brand, and speeding up integration.

Technology

The core, patented technology is the image capture process (body scan). Our technology (SDKs) seamlessly integrates into our partner’s application(s) across both iOS and Android, using a flexible, modular approach. Significant research & development has gone into optimization, testing, and developing proprietary cutting edge technology within a mobile phone, such as hardware acceleration, machine learning libraries such as Tensor flow, and also working with phone sensor data. The result is an innovative, contemporary solution that runs on-device and does not sacrifice speed, security or privacy. Images and private information never leave the phone, ensuring security and privacy standards are met across global regions.

Various other modules exist as part of our offering to our partners. These are optional SDKs, allowing a base integration in various verticals, and can be customized by partners:

●	Input SDK: Caters for global unit differences such as Metric, US, and UK.

●	Capture Guide SDK: On-screen instructions to help with the capture process.

●	Support SDK: Enabling partners to receive feedback from their customers.

●	Track SDK: Comparison & Progress of measurements, over time and by measurement.

●	Profile SDK: A series of cards to embedded into partner apps providing information on the last measurement.

How It Works

Image capture involves taking a person’s front and side scan. This involves entering some basic details, following the built-in guide on setting up the phone, and then initiating a 10 second countdown for each front and side scan.

This process is referred to as a “Body Scan” or a “Full Body Selfie”. The capture process has been designed around existing concepts available in most cameras and phones to take burst or multiple images using a timer.

Growth Strategy

MyFiziq was founded in 2014 and listed on the Australian Securities Exchange (ASX) in 2015. After two years developing its technology and market channels, the Company now has 16 signed binding agreements at a potential run rate of 2.6 million paying subscribers in total within the next ______ years.

The following provides the principle growth strategy that we will use for our next phase of growth:

●	Contract Execution and Post-implementation Support. As previously mentioned, the Company has signed 16 agreements. An effective growth strategy is to carefully nurture these agreements and tailor the implementation of our technology with each partner to maximize user experience. This can be achieved by collaborating with business partners to ensure they are set-up for success, including by assisting them with the customer onboarding procedure, and establishing feedback loops around user experience.

●	Market Penetration. We believe that a key to our success lies in our ability to penetrate the market across a variety of industries. We intend to do so by identifying business partners who are vetted for quality, fit and audience reach, who already have a high volume of paying subscribers with a need for body measurement scans, that can provide the Company with access to such clients.

●	Ongoing Investment in Innovation. We intend to continue to invest in building new software capabilities and extending our platform to make our technology as accurate and “repeatable” as possible and to bring the power of accurate measurement to a broader range of applications. This will also serve as a barrier to entry for new and established competitors.

Business Verticals

Health & Fitness

According to a Markets and Market report, health & fitness represents a USD$672B (and growing) sector of the economy which thrives on innovation. MyFiziq reliably and accurately measures the body using a smartphone, offering a gateway into a consumer’s home and personal health. Consumers, technology partners, personal trainers, fitness platforms and outlets, are now able to track changes across their consumers physiques, this data is ideal in the critical path a person is taking when trying to improve or monitor their health. The ability to collect and track accurate measurement data has long been a function of a scale or an appraisal by a fitness professional. The ability to check, monitor and track personal dimension via a mobile phone. Is not only convenient, cost effective and now accurate. The MyFiziq technology allows all users this convenience from the palm of their hand.

We further enhance this data by unlocking new biometric layers and primary markers of chronic disease, such as obesity and type 2 diabetes, using world health organization and International diabetes federation guideline, waist-to-hip ratio, waist-to-height ratio, Total Body Fat /real-BMI, lean mass, with this real-time ability to track an individual’s changes over time.

Our data is able to converge into existing product offerings in mHealth, Telehealth, health management programs, e-coaching, weight loss and nutritional plans. These platforms then use this biometric data to create new engagement funnels and increase program effectiveness to effect real change which we believe will lead to increased retention through users benefits.

Current signed clients and partners in the health and fitness industry include Mayweather: Boxing + Fitness, Conor McGregor: FAST, Fitocracy, MVMNT, Evolt360, Bearn, Active8me, Boditrax and Stryde.

Corporate Wellness

With an ever-growing demand on employers to supply health and medical coverage for their employees, the need to understand risk and management of employee health is growing every year. Real needs to minimize sick days, prevent workplace accidents, and reduce employee turnover are proving to be on the forefront of issues facing companies today. Passive data provided through wearables, such as sleep and activity devices, provides some understanding of employee health. When combined with biometric data provided through MyFiziq, a more detailed picture of employee health can be created. Employers can partner with third party wellness providers such as gyms, dieticians, doctors and other health advisors, to provide their employees with preventative measures and health benefits, which can lead to a healthier workforce and reduced healthcare costs.

Current partners and clients in the corporate wellness industry include Boditrax, TicTrac, Active8me, WellteQ, WellKom, The Care Voice, MyDoc, Bearn.

Telehealth

Technology is driving innovation in a multitude of health-related industries with the intention of providing more remote, accessible and cheaper healthcare. The key to this success is the reliance and availability of handheld devices.

We believe telehealth is to play an integral part in medicine as digital users increase. MyFiziq simplifies the capturing of primary markers of chronic disease (Type-2 Diabetes, Obesity, CVD-related) and general health markers such as waist-to-hip and waist-to-height ratio, allowing a full spectrum approach to aid in diagnosis and recovery.

As other digital health sectors grow, third party telemedicine providers will rely on accessible remote assessment and monitoring. And the convenience it brings. Consumer engagement and willingness to participate in these types of platforms has been accelerated, due to the current COVID-19 pandemic. Parties are reluctant to venture in to health facilities in fear of exposure and their for having a digital means to have a medical appointment and providing much needed information via the MyFiziq technology, allow the real-time assessment of an individual for the doctor without the inaccuracy of self-reported data.

mHealth

Like Telehealth, mHealth is a large market with a reliance on innovative technology present in smartphones now being cheap and accessible to a global audience. Global companies such as Facebook, Amazon, Google and Apple have invested heavily into their own health concerns, in addition to those in hospitals and universities. MyFiziq sees this as a pivotal vertical given the availability of smartphones, and the collection of data to be linked to digital health records.

Current partners and clients in the mHealth industry include Boditrax, Bearn, TicTrac, Active8me, WellKom, MyDoc, CareVoice.Active8me.

Medical & Insurance

Predictive health outcomes and dynamic policy underwriting possess major risks for insurers. This is further exacerbated by a large and prevalent obesity issue.

Our technology allows for the upfront assessment and early diagnosis of chronic disease markers, along with a more comprehensive view of the individual for both insurers and medical professionals. We have developed and grown an extensive human data base across multiple continents to build our diverse multiethnicity machine learning computations. This work is now leading to commercial releases and expansion for the Company’s technology around the world.

Current partners and clients in the medical and insurance industry include Body Composition Technologies, Boditrax, WellKom, The Care Voice, MyDoc, TicTrac, Active8me.

Online Apparel

Consumer attitudes have changed with regards to purchasing clothing online, however, problems remain. Wrong-size, wrong fit returns represent a large cost. This leads to discarded clothing which ends up in the landfill, escalating delivery costs, and reduced brand loyalty.

MyFiziq’s ability to accurately measure a person, not only for online purchasing of clothing, but also in-store, provides a personal shopping experience for the user from their smartphone. Size and fit are defined for an individual on an individual basis, we extend this to the individual and a customize the measurement sequence to the brand, without the need to look-up and compare sizing charts, reducing the time it takes a shopper to purchase and increasing customer brand fit confidence. Custom apparel clothing lines can be created, unique to the individual and their style, differentiating competitors in a saturated fashion market which we believe can benefit from new sales, increased loyalty, and reduced costs in returns. The use of the MyFiziq technology not only has an ability to transform the high percentage of returns suffered by the apparel industry, it will further save costs associated with the transport cost of returns and with time assist the manufacturers in better understanding of quantity required when not over ordering to compensate for the returns already calculated into garment return and waste.

This ability has been long sought by the fashion industry which has longed for a solution that will allow their consumer an easy to use, accurate, size capturing process.

Customer Acquisition and Marketing

The Company has spent the last three years establishing its technology as a market leader in digital anthropometry. We regularly present our technology and its functionality at events, conferences, and showcases of the many business verticals the technology has a demonstrated use case. We have developed a Business to Business oriented global multi-channel sales and marketing strategy specific to each industry. We have engaged sales personnel in key jurisdictions, including in the US, with backgrounds specific to the industry in which they operate. Our business model is flexible and driven by low price, high volume pre-existing environments. We believe our strategy is strong and engages our partners in a way that enables them as well as their Business to Business partners to have additional monetization and data flow to truly understand their consumer.

Intellectual Property

We have submitted 11 patents globally, with prior art dating back to 2015. We have been issued eight patents, one of each in Australia, China, Singapore, South Korea, Hong Kong, Japan, Canada, and the USA.

We regularly monitor our research and development activities for potential patent knowledge gaps, which provides the basis for continued formalized patent protection, existing patent protection updates and other core know-how and intellectual property assets.

We utilize various practices to safeguard and protect our IP, including (but not limited to):

●	Non-disclosure agreements

●	End User License agreements

●	Commercial agreements (including IP clauses)

●	Data Processing Agreements with clauses for jurisdiction specific regulations such as HIPPA, CCPA, and GDPR.

●	Employee agreements that include IP clauses

●	'Least Privilege' access model to restrict access to key personnel

●	Multi-factor authentication system

●	Regular threat and intrusion protection exercises in conjunction with cyber security industry expert organisations.

Research and Development

MyFiziq conducts all its primary research and development in-house and employs PHD experts in Machine Learning, Computer Vision, and research. MyFiziq also engages universities and hospitals globally to aid in data collection to ensure that its digital anthropometric measurements and body composition metrics remain the leading standard in the digital measurement of the human body when using a digital device.

We incurred research and development expenses of approximately A$1.5 million in 2019, A$1.2 million in 2018 and A$1.2 million in 2017, relating to the development of our applications and technologies. We intend to continue to invest in our research and development capabilities to extend our platform and bring our measurement technology to a broader range of applications.

Competition

We operate in a highly competitive industry that is characterized by constant change and innovation. Changes in the applications and the programming languages used to develop applications, devices, operating systems, and technology landscape result in evolving customer requirements.

The principal competitive factors in our market include the following:

●	product and platform features, architecture, reliability, privacy and security, performance, effectiveness, and supported environments;

●	product extensibility and ability to integrate with other technology infrastructures;

●	digital operations expertise;

●	ease of use of products and platform capabilities;

●	total cost of ownership;

●	adherence to industry standards and certifications;

●	strength of sales and marketing efforts;

●	brand awareness and reputation; and

●	focus on customer success.

We believe we generally compete favourably with our competitors on the basis of these factors. We expect competition to increase as other established and emerging companies enter our markets, as customer requirements evolve, and as new products and technologies are introduced. We expect this to be particularly true as we are a smartphone-based offering that does not need to utilize the smartphone’s camera, and our competitors may also seek to repurpose their existing offerings to provide similar solutions.

To protect our technology from being duplicated by competitors, MyFiziq holds patents across key global jurisdictions on our image capture process. As part of our continuous innovation process, we regularly reviews our patent coverage and are actively pursuing patent updates to cover new idea’s in existing jurisdictions as well as lodging patents in additional jurisdictions.

We perform regular competitor analysis. Below is a recent competitive landscape we have put together based on our own internal research:

Our competitive advantage comes from our continuous innovation and transparency with regards to our measurement accuracy and repeatability metrics. We differentiate ourselves from our competition through a multitude of factors including but not limited to the following:

●	Regular, continuous, global data collections from multiple independent specialist organisations including universities and hospitals, to ensure our measurement accuracy and repeatability remains the highest standard in digital measurements from a smart phone.

●	Regularly reviewing and updating our patents in key jurisdictions to prevent competitors from copying our image capture process or innovation.

●	Publicly advertising our externally validated accuracy and repeatability metrics so that they are clear and accessible to our partners and competitors. Most of our competitors do not share clear information about their measurement accuracy and repeatability publicly. Our transparency makes it easier for potential partners to understand our metrics during their solution selection process, significantly reducing the need for them to conduct testing and verification of our solution prior to purchase.

●	Measuring the end user by taking images of segmented, non-personally identifiable set of silhouettes that are sent to our Amazon Web Services (AWS) cloud, where our solution then recreates the user from the silhouettes in a virtual 3D environment by utilizing our proprietary algorithm.

●	Offering a product that, due to high accuracy and repeatability of results, can be implemented into multiple markets and uses.

●	Offering a solution that, unlike many of our competitors, can be integrated into our partners’ existing applications to match their branding and user experience. This way, our technology becomes part of our partners’ environment, allowing for trust and additional functionality for the end user.

●	Offering potential partners to implement our turn-key solution using their internal Development team, at an upfront cost of A$0, removing the need for an upfront capital budget that can often create a roadblock for many potential partners.

●	Building a solution that is infinitely scalable, using AWS Lambda, restricted only by the amount of servers that AWS has available, eliminating the need to setup additional server farms with user growth, and avoiding the requirement, both internally and for our partners, to have large capital budgets.

●	Targeting potential partners with large existing user bases, thus reducing the costs of acquiring each new end user significantly in comparison to our competitors, and offering our solution on a tier based per user, per month basis whereby as user volume grows, partners pay us less with each tier, enabling a higher return on investment for partners.

Government Regulation

We are subject to a number foreign and domestic laws and regulations that involve matters central to our business, In particular, we are subject to a variety of federal, state and international laws and regulations governing the processing of personal data. including, but not limited to, the EU GDPR, the Australian Data Privacy regulations, the US Health Insurance Portability and Accountability Act (“HIPPA”), and the California Consumer Privacy Act of 2018 (“CCPA”).

Many U.S. states have passed laws requiring notification to data subjects when there is a security breach of personally identifiable data. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning data protection. In addition, data protection laws in Europe and other jurisdictions outside the United States can be more restrictive than those within the United States, and the interpretation and application of these laws are still uncertain and in flux.

For example, the General Data Protection Regulation, or GDPR, which took effect on May 25, 2018, enhances data protection obligations for entities that process personal data about individuals, including obligations to cooperate with European data protection authorities, implement security measures and keep records of personal data processing activities. Noncompliance with the GDPR can trigger fines equal to the greater of €20 million or 4% of global annual revenue.

In addition, the CCPA gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, that is expected to increase data breach litigation. Further, failure to comply with the Israeli Privacy Protection Law of 1981, and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions. Given the breadth and depth of changes in data protection obligations, meeting the requirements of GDPR and other applicable laws and regulations has required significant time and resources, including a review of our technology and systems currently in use against the requirements of GDPR and other applicable laws and regulations. We have taken various steps to prepare for complying with GDPR and other applicable laws and regulations however there can be no assurance that these steps are sufficient to assure compliance.

Further, additional EU laws and regulations (and member states’ implementations thereof) further govern the protection of individuals and of electronic communications. If our efforts to comply with GDPR or other applicable laws and regulations are not successful, we may be subject to penalties and fines that would adversely impact our business and results of operations, and our ability to use personal data of individuals could be significantly impaired.

These laws and regulations may involve privacy, data protection, intellectual property, or other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate. Because global laws and regulations have continued to develop and evolve rapidly, it is possible that we, our products, or our platform may not be, or may not have been, compliant with each such applicable law or regulation.

Where these laws and regulations apply to our business to business partners, we enter into Data Processing Agreements with such partners, specific to the requirements of their business and location.

Employees

As of June 30, 2020, we had 16 full-time employees and 1 part-time employees. All of our employees are located in Australia, with 2 performing sales and marketing functions, 12 performing research and development functions, and 3 performing general and administrative.

We enter into employment contracts with some of our full-time employees. In addition to salaries and benefits, we provide performance-based incentives for some of our full-time employees.

Facilities

The Company’s headquarters are located at 71-73 South Perth Esplanade, Unit 5, South Perth, WA 6151, Australia, with approximately 3,950 square feet of space. The Company entered into a lease agreement for its property for a 35-month term, beginning on 1 January 2020 (the “Lease). The Lease is set to expire on 31 December 2022. Under the Lease, the Company pays rent of A$7,030.40 per month (excluding variable outgoings).

Legal Proceedings

From time to time, we are involved in litigation or other legal proceedings incidental to our business. We are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

MANAGEMENT

Set forth below is information concerning our directors, executive officers, and other key employees.

Name	Age	Position(s)
Vlado Bosanac	54	Chief Executive Officer, Executive Director
Steven Richards	45	Chief Financial Officer
David Tabb	37	Chief Operating Officer
Pete Wall	44	Non-Executive Chairman
Nick Prosser	43	Non-Executive Director
Michael Melby	39	Non-Executive Director
Dato Low Koon Poh	48	Non-Executive Director

Vlado Bosanac

Vlado Bosanac, age 54, combines over 28 years of experience in capital markets, deal origination, negotiation, corporate advisory, strategy, project implementation, and private and public investment. I have a career spanning over many decades with both public and private companies. In the last 2 decades, I have been primarily focused on deal origination and investment, whilst advising several companies, assuming roles as a director, advisor, founder, and board member. In 2013 I founded, along with Dr. Katherine Iscoe, MyFiziq. I led the “development of the business to the business” (B2B) side of the operations from 2013 to 2016 as founder and business development manager and, in 2016, I assumed the role of Chief Executive Officer.

Furthermore, 2000-2002 Advisor to Alchemist Healthcare, 2000-2007 Executive Director of HealthTec Growth Partners (HGP) as a founding director and deal originator, HGP in 2007 - 2014 became Greenday Corporate (GDC), again I was a founding partner and director with a specific focus on deal origination and investor liaison. Whilst at GDC I established Greenday Commodities 2009 – 2013, where I assisted organizations both buy and sell commodities such as fuel oil, Iron Ore, and other sought-after commodities. In 2007 – 2014, I established Fullerton Private Capital, again as a founder and Director, (FPC) was established between myself and one of my GDC partners at the time as an SPV making specific private and public investments. From 2012 – 2018 I assisted ASX listed Activistic Limited with both corporate advisory and the administration of corporate negotiations. VB Advisory was established in 2016 as a new SPV for my private investments.

I thrive in challenging environments, with experience that spans many sectors from the property development sector, biotech, Bio-medical Devices, Technology, and Healthcare, I am a passionate communicator with an ability to relate to people, and pride myself on developing trust and loyalty, as I am a firm believer that results can only be achieved through building strong relationships. My communication skills and vision have steered the growth, partner engagement, and teams behind multiple businesses over my career, with the highlight being MyFiziq a ground-breaking technology, which was my vision and inception. My education is limited, and some would argue not to be a focus, as my drive, ability to recognize opportunity and seize the moment cannot be taught

Steven Richards

Steven Richards, age 45, combines over 15 years of experience in retail, sport brands and technology senior management following an aggregate 4 year career as the Financial Director of PUMA Sports (South Africa) and a 5 year career at Quiksilver. From 2018through _2019, Steven Richards was the Chief Financial Officer for Airscope Industries, a high-tech drone technology company. From 2016 to 2019, he was business transformation consultant for Ramesys Global a company involved in helping its clients with growth, business transformation and profit optimization. From 2014 to 2015 he was Head of Finance of HealthEngine, a fast-growing technology company. Steven Richards does not currently hold any directorships. He has an undergraduate degree from University of South Africa, a Chartered Accountant through the South African Institute of Chartered Accountants and an MBA from University of Stellenbosch Business School.

David Tabb

David combines over 7 years of experience in Operations, Training, Quality and Risk senior management following a 10 year career as a Lecturer, Systems Trainer, and Systems Developer.

Previously, he had been involved in 5 companies in Mining, Engineering, Aviation, Government and Medical Technology industries, holding positions including:

-	Training, Quality and Systems Manager,

-	Monadelphous - Menzies Aviation Joint Venture Company Secretary,

-	Risk, IT and Business Process Analyst,

-	Business Systems Learning Trainer,

-	Lecturer, and

-	IT Officer.

From April 2014 through November 2015, David Tabb was the Risk, IT and Business Process Analyst for Monadelphous Limited, a leading Australian engineering group providing construction, maintenance and industrial services to the resources, energy and infrastructure sectors. From February 2010 through March 2014, David Tabb was the Training Quality and Systems Manager, and Monadelphous - Menzies Aviation Joint Venture Company Secretary, for Skystar Airport Services, (at the time a subsidiary of Monadelphous Limited), an aviation ground handling company. From June 2007 through January 2010, David Tabb was a Business Systems Learning Trainer for BHP, a leading global resources company. From January 2004 through May 2007, David Tabb was an IT Officer at ArjoHuntleigh, a global medical technology company.

From Jan 2003 through Dec 2007, David Tabb was a Systems Lecturer at North Metropolitan TAFE, a Western Australian state government funded educational facility delivering Technical and Further Education.

He has an undergraduate degree from Murdoch University, Western Australia.

Peter Wall

Peter Christopher Wall, age 44, combines over 22 years of experience in legal industry, 16 of which as a partner at Steinepreis Paganin, an Australian based corporate law firm.   He has undergraduate degrees in law and commerce from the University of Western Australia and a Masters in Applied Finance and Investment from the Financial Services Institute of Australasia.

Other current ASX directorships	●	Non-Executive Chairman of MMJ Group Holdings Ltd (appointed 14 August 2014)

	●	Non-Executive Chairman of Minbos Resources Ltd (appointed 21 February 2014)

	●	Non-Executive Chairman of MyFiziq Ltd (appointed 25 May 2015)

	●	Non-Executive Chairman of Transcendence Technologies Limited (appointed 6 October 2015)

	●	Non-Executive Chairman of Pursuit Minerals Limited (previously Burrabulla Corporation Limited) (appointed 13 January 2016)

	●	Non-Executive Chairman of Argent Minerals Ltd (appointed 23 April 2018)

Former ASX listed directorships (last 3 years):	●	Ookami Limited (resigned January 2018)

	●	Activistic Ltd (resigned 23 April 2018)

	●	Zyber Holdings Limited (resigned 22 January 2018)

	●	Sky & Space Global Ltd (resigned 4 December 2018)

	●	Mandrake Resources Ltd (resigned June 2019)

Nick Prosser

Nicholas Prosser, age 43, combines over 20 years of experience in the ICT sector and over 10 years as a founder, entrepreneur and private investor. Previously he has been involved in Canberra Data Center as a founder and director. Canberra Data Center was established in 2011 and sold to a private equity firm in 2017 for A$1.1 billion. My knowledge spans multiple industries, Data center and financial compliance companies as founder and board member.

Nicholas has also been a director of MyFiziq 2018 to 2020, Prosser foundation a private Australian charity 2018 to 2020, Cpdone Singapore a financial profession compliance company 20015 to 2020, ThinkCaddie a financial profession compliance company 2018 to 2019.

Prior to 2011 Nicholas was a consultant and contractor to the Federal Government and Private companies in Australia.

Michael Melby

Michael Melby, age 39. Michael is the portfolio manager at Gate City Capital Management, a micro-cap value focused investment firm he founded in 2011. Before launching Gate City Capital Management, Michael worked as a research analyst at Crystal Rock Capital Management where he covered the consumer, restaurant, retail, and gaming sectors. Michael previously worked as an Investment Associate at the Notre Dame Investment Office from April 2007 - 2009 where he focused on natural resources, fixed income, and risk management and as an Associate at Deutsche Bank Securities from August 2003 – March 2007 in their Debt Capital Markets group. Michael earned an MBA from the University of Chicago Booth School of Business where he graduated with Honors and a BBA in Finance from the University of Notre Dame where he graduated Summa Cum Laude. Michael is a CFA Charterholder and has earned the Financial Risk Manager designation.

Dato Low Koon Poh

Dato Low, age 48. Since January 2009, Mr. Low started his accounting services practice and has been the President of KL Management Services in Petaling Jaya, Malaysia. Mr. Low has also been the President of IPO Partners Limited, a corporate advisory firm since April 2015, and a director of Round Table Partners Berhad since 2019. Mr. Low has worked on corporate projects involving mergers and acquisitions, initial public offerings, corporate restructuring, reverse mergers in Malaysia, Singapore, Australia, USA, and Taiwan.

Prior to his position at KL Management Service, Mr. Low worked as an auditor for an international audit firm, an accountant for a Japanese MNC, plus a couple of years as Financial Controller for two public listed companies in Malaysia. Mr. Low has 22 years of combined experience in corporate finance, auditing, and accounting in various industries such as construction, plantation, hotels, property, manufacturing, marketing, and many more.

Mr. Low is a Fellow member of the Association of Chartered Certified Accountants (ACCA) and a Practicing Chartered Accountant under the Malaysian Institute of Accountants (MIA).

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors upon closing of this offering, three  of whom shall be “independent” within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Committees of the Board of Directors

We intend to establish three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We will adopt a formal charter for each of the three committees prior to the closing of this offering. We have determined that ____________, ________, _______ and _______ will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Each committee’s members and functions are described below.

Audit Committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.  The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.  The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee are responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors has not yet adopted a code of business conduct and ethics because none of the markets that our ordinary shares is registered under requires us to have one. We plan on adopting a code of business conduct and ethics prior to this registration statement becoming effective.

Non-Employee Director Compensation

Prior to the closing of this offering, we expect to implement a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

The following table sets forth information regarding compensation earned during the year ended June 30, 2019 by our non-employee directors who served as directors during such year. Mr. Bosanac, our Chief Executive Officer, serves on our board of directors but did not receive compensation for his service as a director and all compensation paid to Mr. Bosanac during the year ended June 30, 2019 is set forth in the “Executive Compensation” section below.

Name	Fees Earned or Paid in Cash		Share Awards(1)			Total
Peter Wall	A$	60,000	A$	0	(1)	A$	60,000
Nick Prosser	A$	39,420	A$	0	(1)	A$	39,420
Mike Melby	A$	36,000	A$	340,000	(1)	A$	376,000
	A$	135,420	A$	340,000		A$	475,420

(1)	Shares issued to Mr. Melby were approved at the Company’s 2018 Annual General Meeting. The fair value of shares is based on the market value of the shares at the date of issue.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended June 30, 2019 and 2018, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary (A$)	Bonus (A$)	Stock Awards (A$)	Option Awards (A$)(1)	Non-Equity Incentive Plan Compensation (A$)	Deferred Compensation Earnings (A$)	Other (A$)	Total (A$)

Vlado Bosanac	2019	295,650	0	0	0	0	0	0	295,650
CEO	2018	295,650	0	0	7,131,530	0	0	0	7,427,180
Steven Richards(2)	2019	0	0	0	0	0	0	0	0
CFO	2018	0	0	0	0	0	0	0	0
David Tabb	2019	191,625	0	0	20,450	0	0	0	212,075
Chief Operating Officer	2018	142,617	0	0	18,235	0	0	0	160,852

(1)	Represents the aggregate grant date fair value computed in accordance with IFRS 2 Share-based payments. The price for each amount is based on the closing price of the Company’s stock trading on the Australian Securities Exchange on the date of grant.

(2)	Steven Richards was appointed on 6 August 2019 and therefore no salary was paid during the financial year ended 30 June 2019. As of 29 July 2020, he was entitled to a salary of A$219,000 per annum.

2019 Outstanding Option Awards at Fiscal Year Ended

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price (A$)		Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested (A$)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested (A$)
David Tabb	-	-	750,000	A$	0.10	31 December 2020	-	-	-	-
David Tabb	-	-	500,000	A$	0.10	31 December 2021	-	-	-	-
Vlado Bosanac	-	-	-		-	-	-	-	2,000,000	1,440,000
Vlado Bosanac	-	-	-		-	-	-	-	2,000,000	1,440,000
Vlado Bosanac	-	-	-		-	-	-	-	2,000,000	1,440,000

Agreements with Named Executive Officers

For the financial year ended 30 June 2019, Directors and Key Management Personnel of the Company have been identified as:

Mr Peter Wall	Non-Executive Chairman
Mr Vlado Bosanac	Executive Director and Chief Executive Officer
Mr Michael Melby	Non-Executive Director
Mr Nick Prosser	Non-Executive Director

Engagement of Non-Executive Directors

Non-Executive Directors conduct their duties under the following terms:

1. A Non-Executive Director may resign from his/her position and thus terminate their contract on written notice to the Company; and

2. A Non-Executive Director may, following resolution of the Company’s shareholders, be removed before the expiration of their period of office (if applicable). Payment is made in lieu of any notice period if termination is initiated by the Company, except where termination is initiated for serious misconduct.

In consideration of the services provided by Mr Peter Wall as Non-Executive Chairman, the Company will pay him A$60,000 per annum.

In consideration of the services provided by Messrs Michael Melby and Mr Nicholas Prosser as Non-Executive Directors, the Company will pay each of them A$36,000 per annum. In addition, Messrs Melby and Prosser will receive 1,000,000 fully paid ordinary shares for each 12 month period that they remain engaged with the Company.

Messrs Wall, Melby and Prosser are also entitled to fees for other amounts as the Board determines where they perform special duties or otherwise perform extra services or make special exertions on behalf of the Company.

During the financial year ended 30 June 2019, the Company incurred no such additional costs.

Non-executive directors are eligible to participate in the Company’s incentive plans.

Engagement of Executive Directors

Mr Vlado Bosanac

The Company has agreed terms with Mr Vlado Bosanac in relation to his role as Executive Director and Chief Executive Officer, effective 17 October 2016. The terms, which are summarised below, are included in a formal executive services agreement.

In respect of his engagement as Executive Director and CEO, commencing 17 October 2016, Mr Bosanac will be paid a base salary of A$295,650 per annum inclusive of statutory superannuation (Total Fixed Remuneration, or TFR). The TFR is subject to annual review by the Board of Directors and any increase in salary is subject to the discretion of the Board.

Mr Bosanac may also receive a short term performance based reward in the form of a cash bonus up to 100% of the TFR, the performance criteria, assessment and timing of which are determined at the discretion of the Board. The Board has not yet determined this performance criteria, assessment or timing but when it has, this will apply prospectively.

Under the executive services agreement, Mr Bosanac is entitled to performance based remuneration of 10,000,000 Performance Rights which was approved by shareholders on 29 November 2017. All performance rights have vested and 4,000,000 of the performance rights have been exercised.

 Mr Bosanac holds the following vested Performance Rights under the MyFiziq Limited Incentive Performance Rights Plan:

●	2,000,000 to vest upon the first to occur of:

The Company signing its first commercial transaction where the party or organisation has 5m or more active subscribers/followers; and

The 10 trading day volume weighted average price of the Company’s shares as traded on ASX being equal to or greater than A$0.20.

Expiry date: 03.03.2018

Converted to 2,000,000 ordinary shares

●	2,000,000 to vest upon the first to occur of:

50,000 users or A$500k annualised revenue; and

The 10 trading day volume weighted average price of the Company’s shares as traded on ASX being equal to or greater than A$0.30.

Expiry date: 03.03.2019

Converted to 2,000,000 ordinary shares

●	2,000,000 to vest upon the first to occur of:

100,000 users or A$1m annualised revenue; and

The 10 trading day volume weighted average price of the Company’s shares as traded on ASX being equal to or greater than A$0.40.

Expiry date: 03.03.2020

●	2,000,000 to vest upon the first to occur of:

200,000 users or A$2.5m annualised revenue; and

The 10 trading day volume weighted average price of the Company’s shares as traded on ASX being equal to or greater than A$0.50.

Expiry date: 03.03.2021

●	2,000,000 to vest upon the first to occur of:

250,000 users or A$5m annualised revenue; and

The 10 trading day volume weighted average price of the Company’s shares as traded on ASX being equal to or greater than A$0.60.

Expiry date: 03.03.2022

The executive services agreement can be terminated without cause with 3 months written notice or the provision of 3 month’s salary in lieu of notice.

Mr Steven Richards

The Company has agreed terms with Mr Steven Richards in relation to his role as Chief Financial Officer, effective 19 August 2019. The terms, which are summarised below, are included in a formal executive services agreement.

In respect of his engagement as CFO, commencing 19 August 2019, Mr Bosanac will be paid a base salary of A$164,250 per annum inclusive of statutory superannuation.

Short Term Incentive Payments

The Board may, at its sole discretion, set the Key Performance Indicators (KPIs) for the Executive Directors or other Executive Officers. The KPIs are chosen to align the reward of the individual Executives to the strategy and performance of the Company.

Performance objectives, which may be financial or non-financial, or a combination of both, are determined by the Board.

No Short Term incentives are payable to Executives where it is considered that the actual performance has fallen below the minimum requirement.

No formal performance evaluation in respect of the year ended 30 June 2018 has taken place in accordance with this process, and accordingly no short term incentive payments have been paid or are payable to Executives in respect of the financial year ended 30 June 2019.

The CEO sets the KPIs for other members of staff, monitors actual performance and may recommend payment of short term bonuses to certain employees to the Board for approval.

Shareholding Qualifications

The Directors are not required to hold any shares in MyFiziq under the terms of the Company’s constitution.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary shares as of the date of this prospectus by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 111,092,923 ordinary shares outstanding as of July 23, 2020.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Total Ordinary Shares Beneficially Owned	% of Beneficial Ownership

Directors and Executive Officers:
Vlado Bosanac	7,391,864	6.65%
Peter Wall	8,700,000	7.83%
Nick Prosser	6,245,036	5.62%
Mike Melby	2,000,000	1.80%
Steven Richards	0	*
David Tabb	0	*
Dato Low Koon Poh	0	*

All Directors and Executive Officers as a Group (7 persons)	24,336,900	21.9%

5% Shareholders:
Mad Scientist Pty Ltd (1)	16,900,000	15.21%
The Rain Maker Mgmt SDN BHD (2)	13,666,667	12.30%

*	Less than 1%

(1)	Dr. Katherine Iscoe has sole voting and dispositive power over the securities held for the account of this shareholder.

(2)	Dato Sri Marcus Liew has sole voting and dispositive power over the securities held for the account of this shareholder.

RELATED PARTY TRANSACTIONS

In additional to the regular salary and bonus payments made to our directors and officers in the ordinary course of business, as described in this prospectus, the Company was involved in the following related-party transactions:

Loan agreement with Prosser Enterprises

On 10th April 2018, the Company entered into a Convertible Loan agreement with Prosser Enterprises Pty Ltd (“Prosser”), as Trustee for the Prosser Family Trust. Mr. Nicholas Prosser, a member of the board of directors of the Company, is a director and shareholder of Prosser. The maximum facility limit is $2 million and an initial drawdown of $500,000 has been made. The net proceeds received has been split between the financial liability and an equity component, representing the residual attributable to the option to convert the financial liability into equity. Any advances plus accrued interest that has not been repaid by maturity date will be convertible into shares at an issue price equal to the greater of $0.30 per share or the 14 trading day volume weighted average price of the Company’s shares as traded on ASX prior to the termination date.

Body Composition Technologies Pty Ltd

The Company has a 50% interest in Body Composition Technologies Pte. Limited (“BCT”), a company incorporated in Singapore for the purpose of developing the MyFiziq platform for commercialisation within the medical or insurance sector. During 2019, the Company provided services to Body Composition Technologies Pty Ltd (“BCT Australia” an Australian incorporated wholly owned subsidiary of BCT) for which the Company earned revenue of A$743,614. In addition, during 2018, the Company received licence income from BCT of A$1,500,000.

Loan Agreement with BCT Australia

On 30th June 2019, the Company entered into a loan agreement with BCT Australia. The loan is interest free and payable by 30 June 2021 or within 30 days of BCT receiving cash from capital raise activities currently under way, whichever occurs sooner. As of June 30, 2019, the balance of the loan was A$482,201.

Transactions with Directors

Transactions with Directors, as Directors of the Company, during the year are disclosed at Note 22 to the audited financial statements for the year ended June 30, 2019.

During 2019, the Company paid A$10,676 to Steinepreis Paganin, an entity associated with Mr. Peter Wall, for legal services. All services provided by Steinepreis Paganin were done so on an arm’s length basis and on normal commercial terms. No amounts were owing to Steinepreis Paganin as of June 30, 2019.

Other than the key management personnel related party disclosure in the Remuneration Report and in Note 22, there were no related party transactions to report for the financial year ended 30 June 2019.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following description of our share capital is only a summary.

Our constituent document or governing rules is a Constitution. Our Constitution is subject to the terms of the Listing Rules of the ASX and the Australian Corporations Act 2001. The rights and restrictions attaching to ordinary shares are derived through a combination of our Constitution, the common law applicable to Australia, the Listing Rules of the Australian Securities Exchange, the Corporations Act 2001 and other applicable law. A general summary of some of the rights and restrictions attaching to ordinary shares are summarized below. Each ordinary shareholder is entitled to receive notice of and to be present, to vote and to speak at general meetings.

We encourage you to read our Constitution which is included as an exhibit to this registration statement of which this prospectus forms a part. We do not have a limit on our authorized share capital and do not recognize the concept of par value under Australian law. Subject to restrictions on the issue of securities in our Constitution, the Corporations Act 2001 and the Listing Rules of the Australian Securities Exchange and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that the board of directors determine.

Dividends

Holders of ordinary shares are entitled to receive such dividends as may be declared by the board of directors. All dividends are declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid. As of the date of this Prospectus, there have been no dividends paid to holders of ordinary shares.

Any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be paid to, and held by, the Public Trustee of Victoria. The payment by the board of directors of any unclaimed dividend, interest or other sum payable on or in respect of an ordinary share into a separate account shall not constitute us as a trustee in respect thereof.

Constitution

Our constituent document is a Constitution which is similar in nature to the by-laws of a company incorporated under the laws of the U.S. Our Constitution does not provide for or prescribe any specific objects or purposes of the Company. Our Constitution is subject to the terms of the Listing Rules of the Australian Securities Exchange and the Corporations Act 2001. Our Constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders who vote by person or proxy at a duly convened shareholders meeting.

Shareholders Meetings

We must hold an annual general meeting within five months of the end of each fiscal year. Our end of fiscal year is currently June 30th each year. At the annual general meeting, shareholders typically consider the annual financial report, directors’ report and auditor’s report and vote on matters, including the election of directors, the appointment of the auditor (if necessary). We may also hold other meetings of shareholders from time to time. The annual general meeting must be held in addition to any other meetings which we may hold.

The board of directors may call and arrange a meeting of shareholders, when and where they decide. The directors must call a meeting of shareholders when requested by shareholders who hold at least 5% of the votes that may be cast at the meeting or at least 100 members who are entitled to vote at the meeting or as otherwise required by the Corporations Act 2001. Shareholders with at least 5% of the votes that may be cast at a meeting may also call and hold a general meeting, subject to the notification requirements of the Corporations Act 2001.

Unless applicable law or our Constitution requires a special resolution, a resolution of shareholders is passed if more than 50% of the votes at the meeting are cast in favor of the resolution by shareholders in person or proxy entitled to vote upon the relevant resolution. A special resolution is passed if the notice of meeting sets out the intention to propose the special resolution and it is passed if at least 75% of the votes at the meeting are cast by shareholders in person or proxy entitled to vote upon the relevant resolution.

A special resolution usually involves more important questions affecting the Company as a whole or the rights of some or all of our shareholders. Special resolutions are required in a variety of circumstances under our Constitution and the Corporations Act 2001, including without limitation:

●	to change our name;

●	to amend or repeal and replace our Constitution;

●	to approve the terms of issue of preference shares;

●	to approve the variation of class rights of any class of shareholders;

●	to convert one class of shares into another class of shares;

●	to approve certain buy backs of shares;

●	to approve a selective capital reduction of our shares;

●	to approve financially assisting a person to acquire shares in the Company;

●	to remove and replace our auditor;

●	to change our company type;

●	with the leave of an authorized Australian court, to approve our voluntary winding up;

●	to confer on a liquidator of the Company either a general authority or a particular authority in respect of compensation arrangements of the liquidator; and

●	to approve an arrangement entered into between a company about to be, or in the course of being, wound up.

Shareholder Voting Rights

At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share and that portion of a vote for any partly paid share that the amount paid on the partly paid share bears to the total amounts paid and payable, on a poll. This is subject to any other rights or restrictions which may be attached to any shares. In the case of an equality of votes on a resolution at a meeting (whether on a show of hands or on a poll), the chairman of the meeting has a deciding vote in addition to any vote that the chairman of the meeting has in respect of that resolution.

Issue of Shares and Changes in Capital

Subject to our Constitution, the Corporations Act 2001, the Listing Rules of the Australian Securities Exchange and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine. Our power to issue shares includes the power to issue bonus shares (for which no consideration is payable to the Company), preference shares (including redeemable preference shares) and partly paid shares.

Pursuant to the Listing Rules of the Australian Securities Exchange, our Board may in their discretion issue securities to persons who are not related parties of our Company, without the approval of shareholders, if such issue, when aggregated with securities issued by us during the previous 12-month period would be an amount that would not exceed 15% of our issued share capital at the commencement of the 12-month period (or a combined limit of up to 25% of our issued share capital, subject to certain conditions, if prior approval for the additional 10% is obtained from shareholders at our annual meeting of shareholders). Other allotments of securities require approval by an ordinary resolution of shareholders unless these other allotments of securities fall under a specified exception under the Listing Rules.

The Company may issue preference shares, by approval of a special majority, which is a resolution of which notice has been given and that has been passed by at least 75% of the voting rights represented at the meeting, in person, by proxy, or by written ballot and entitled to vote on the resolution. There are no preference shares issued or allotted as at the date of this prospectus.

Subject to the requirements of our Constitution, the Corporations Act 2001, the Listing Rules of the Australian Securities Exchange and any other applicable law, we may:

●	consolidate or divide our share capital into a larger or smaller number by resolution passed by shareholders at a general meeting;

●	reduce our share capital by special resolution passed by at least 75% of the votes cast by shareholders who vote by person or proxy at a duly convened shareholders meeting (and are not otherwise excluded by law) provided that the reduction is fair and reasonable to our shareholders as a whole, and does not materially prejudice our ability to pay creditors;

●	undertake an equal access buyback of our ordinary shares by ordinary resolution of shareholders (although if we have bought back less than 10% of our shares over the period of the previous 12 months, shareholder approval may not be required); and

●	undertake a selective buyback of certain shareholders’ shares by special resolution passed by at least 75% of the votes cast by shareholders who vote by person or proxy at a duly convened shareholders meeting (and are not otherwise excluded by law), with no votes being cast in favor of the resolution by any person whose shares are proposed to be bought back or by their associates.

In certain circumstances, including the division of a class of shares into further classes of shares, the issue of additional shares or the issue of a new class of shares, we may require the approval of any class of shareholders whose rights are varied or are taken to be varied by special resolution of shareholders generally and by special resolution of the holder of shares in that class whose rights are varied or taken to be varied.

Dividends may be paid on shares of one class but not another and at different rates for different classes.

Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transaction, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply.

Takeover Approval Provisions

Any proportional takeover scheme must be approved by those shareholders holding shares included in the class of shares in respect of which the offer to acquire those shares was first made. The registration of the transfer of any shares following the acceptance of an offer made under a scheme is prohibited until that scheme is approved by the relevant shareholders.

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, in certain circumstances foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act, or the Takeovers Act.

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, or parties acting in concert, is prohibited from acquiring 20% or more of the shares in any company having total assets of A$275 million or more (or A$1,192 million or more in case of U.S. investors). “Associates” is a broadly defined term under the Takeovers Act and includes:

●	spouses, lineal ancestors and descendants, and siblings;

●	partners, officers of companies, the company, employers and employees, and corporations;

●	their shareholders related through substantial shareholdings or voting power;

●	corporations whose directors are controlled by the person, or who control a person; and

●	associations between trustees and substantial beneficiaries of trust estates.

In addition, a foreign person may not acquire shares in a company having total assets of A$275 million or more (or A$1,192 million or more in case of U.S. investors) if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares. At present, we do not have total assets of A$275 million or more and therefore no approval would be required from the Australian Treasurer (other than in respect of the announced temporary FIRB changes arising from COVID-19 as referred to below).

Each foreign person seeking to acquire holdings in excess of the above caps (including their associates, as the case may be) would need to complete an application form setting out the proposal and relevant particulars of the acquisition/shareholding. The Australian Treasurer then has 30 days to consider the application and make a decision. However, the Australian Treasurer may extend the period by up to a further 90 days by publishing an interim order. The Australian Treasurer has issued a guideline titled Australia’s Foreign Investment Policy which provides an outline of the policy. The policy provides that the Treasurer will reject an application if it is contrary to the national interest.

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Australian Treasurer for us, together with our associates, to acquire (i) more than 20% of an Australian company or business with assets totaling over A$275 million; or (ii) any direct or indirect ownership in Australian residential real estate and certain non-residential real estate.

The percentage of foreign ownership in us would also be included determining the foreign ownership of any Australian company or business in which it may choose to invest. Since we have no current plans for any such acquisition and do not own any property, any such approvals required to be obtained by us as a foreign person under the Takeovers Act will not affect our current or future ownership or lease of property in Australia.

Our Constitution does not contain any additional limitations on a non-resident’s right to hold or vote our securities.

Australian law requires any off market transfer of our shares to be made in writing. Otherwise, while our ordinary shares remain listed on the ASX, transfers take place electronically through the ASX’s exchange process and requirements.

Under the Takeovers Act, as currently in effect, the Australian Commonwealth Government has announced in the light of COVID-19 conditions all proposed foreign investments into Australia subject to the Foreign Acquisitions and Takeovers Act will now require approval irrespective of the value of the investment or the nature of the foreign investor and that review period has been extended up to 6 months.

Liquidation Rights

After satisfaction of the claims of creditors, preferential payments to holders of outstanding preference shares and subject to any special rights or restrictions attached to shares, on a winding up, any available assets must be used to repay the capital contributed by the shareholders and any surplus must be distributed among the shareholders in proportion to the number of fully paid shares held by them. For this purpose a partly paid share is treated as a fraction of a share equal to the proportion which the amount paid bears to the total issue price of the share before the winding up began.

If we experience financial problems, the directors may appoint an administrator to take over our operations to see if we can come to an arrangement with our creditors. If we cannot agree with our creditors, Genetic Technologies Limited may be wound up.

A receiver, or receiver and manager, may be appointed by order of a court or under an agreement with a secured creditor to take over some or all of the assets of a company. A receiver may be appointed, for example, because an amount owed to a secured creditor is overdue.

We may be wound up by order of a court, or voluntarily if our shareholders pass a special resolution to do so. A liquidator is appointed when a court orders a company to be wound up or the shareholders of a company pass a resolution to wind up the company. A liquidator is appointed to administer the winding up of a company.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS

The following discussion describes certain material U.S. federal income tax consequences relating to the ownership and disposition of our ordinary shares by U.S. Holders. This discussion applies to U.S. Holders that purchase the ordinary shares pursuant to this offering and hold such ordinary shares as capital assets for tax purposes. This discussion is based on the Internal Revenue Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, and the income tax treaty between the United Kingdom and the United States, or the Treaty, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold the ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons who are subject to the tax accounting rules of Section 451(b) of the Internal Revenue Code, persons that own directly, indirectly or through attribution 10% or more (by vote or value) of our equity, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds the ordinary shares, the U.S. federal income tax consequences relating to an investment in such ordinary shares will depend upon the status and activities of such entity and the particular partner. Any such entity and a partner in any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it (and, as applicable, its partners) of the purchase, ownership and disposition of the ordinary shares.

We have not sought, nor will we seek, a ruling from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the ordinary shares or that any such position would not be sustained. Persons considering an investment in the ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of the ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company

We do not believe that we are, for United States federal income tax purposes, a passive foreign investment company (a “PFIC”), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the voting shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Distributions

a U.S. Holder that receives a distribution with respect to the ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received by the U.S. Holder to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ordinary shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on the ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, any United Kingdom income taxes withheld from dividends on ordinary shares at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any United Kingdom income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The amount of any dividend income paid in a currency other than the U.S. dollar will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend amount. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Distributions paid on the ordinary shares will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations under the Internal Revenue Code. Dividends paid by a “qualified foreign corporation” to non-corporate U.S. Holders are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable, we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on ordinary shares that are readily tradable on an established securities market in the United States.

The amount of any dividend income that is paid in Pounds Sterling will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt (actual or constructive), a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt (actual or constructive).

Sale, Exchange or Other Taxable Disposition of The Ordinary Shares

A U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of the ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ordinary shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of the ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of the ordinary shares. If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in the ordinary shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in the ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). In addition, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for the ordinary shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties and other adverse circumstances may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of the ordinary shares generally have to be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES. IN ADDITION, SIGNIFICANT CHANGES IN U.S. FEDERAL INCOME TAX LAWS WERE RECENTLY ENACTED. PROSPECTIVE INVESTORS SHOULD ALSO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO SUCH CHANGES IN U.S. TAX LAW AS WELL AS POTENTIAL CONFORMING CHANGES IN STATE TAX LAWS.

UNDERWRITING

We expect to enter into an underwriting agreement with            , as the Underwriter named therein, with respect to the Ordinary shares in this offering. The Underwriter may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the Underwriter the number of shares indicated below:

Name

The Underwriter is offering the shares subject to its acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the Underwriter to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriter is obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the Underwriter is not required to take or pay for the shares covered by the Underwriter’s over-allotment option described below.

The underwriting agreement provides that the obligation of the Underwriter to take and pay for the Ordinary shares, is subject to certain conditions precedent, including but not limited to (1) obtaining listing approval on the Nasdaq Capital Market, (2) delivery of legal opinions and (3) delivery of auditor comfort letters. To list on the Nasdaq Capital Market, we are required to satisfy the financial and liquidity requirements of Nasdaq Capital Market under the Nasdaq Listing Rules.

We have agreed to grant to the Underwriter an over-allotment option, exercisable within 45 days from the date of this prospectus, to purchase up to an additional shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The Underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus.

In order to facilitate the offering of the shares, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our shares. Specifically, the Underwriter may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the Underwriter under the over-allotment option. The Underwriter can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the Underwriter will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The Underwriter may also sell shares in excess of the over-allotment option, creating a naked short position. The Underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of our shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the Underwriter may bid for, and purchase, shares in the open market to stabilize the price of our shares. These activities may raise or maintain the market price of our shares above independent market levels or prevent or retard a decline in the market price of our shares. The Underwriter is not required to engage in these activities and may end any of these activities at any time.

Upon the declaration of effectiveness of the registration statement of which this prospectus is a part, we will enter into an underwriting agreement with the Underwriter. The terms of the underwriting agreement provide that the obligations of the Underwriter is subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our auditors.

Pricing of the Offering

The Underwriter has advised us that it proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$    per share. After this offering, the public offering price and concession to dealers may be reduced by the Underwriter. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. Prior to this offering, there has been no public market for the ordinary shares. The initial public offering price will be determined by negotiations between us and the Underwriter. In determining the initial public offering price, we and the Underwriter expect to consider a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the Underwriter;

●	our prospects and the history and prospects for the industry in which we compete;

●	an overall assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the Underwriter and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the Underwriter can assure investors that an active trading market will develop for our Ordinary shares, or that the shares will trade in the public market at or above the initial public offering price. After this offering, the public offering price and concession to dealers may be reduced by the Underwriter. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the Underwriter as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The Underwriter has informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the price per share and total public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the Underwriter’s over-allotment option.

Total
	Per Share		No Exercise		Full Exercise
Public offering price	US$	US$		US$
Underwriting discounts to be paid by us:	US$	US$		US$
Proceeds, before expenses, to us	US$	US$		US$

Discounts and Expenses

We have agreed to give the Underwriter a discount or spread of equal to (%) percentage of the aggregate gross proceeds raised in this offering.

We have agreed to pay to the Underwriter a non-accountable expense allowance equal to (%) percent of the gross proceeds (including proceeds from the sale of over-allotment shares) received by us from the sale of the shares.

We have also agreed to reimburse the Underwriter up to a maximum of for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below).

The out-of-pocket accountable expenses we have agreed to pay include but not limited to: the Company’s legal and accounting fees and disbursements; the costs of preparing, printing, mailing and delivering the Registration Statement, the preliminary and final prospectus contained therein and amendments thereto, post-effective amendments and supplements thereto, the Underwriting Agreement and related documents (all in such quantities as the Underwriter may reasonably require); preparing and printing stock certificates and warrant certificates; the costs of any “due diligence” meetings; all reasonable and documented fees and expenses for conducting a net road show presentation; all filing fees (including SEC filing fees) and communication expenses relating to the registration of the shares to be sold in the Offering, FINRA filing fees; the reasonable and documented fees and disbursements of the Underwriter’s counsel up to an amount of US$            ; background checks of the Company’s officers and directors up to a maximum of US$            ; preparation of bound volumes and mementos in such quantities as the Underwriter may reasonably request up to an amount of US$            ; transfer taxes, if any, payable upon the transfer of securities from the Company to the Underwriter; and the fees and expenses of the transfer agent, clearing firm and registrar for the shares; provided that the actual accountable expenses of the Underwriter shall not exceed US$            .

Indemnification

As a condition to the Underwriter’s participation in this offering, we have agreed to indemnify the Underwriter in accordance with the indemnification provisions set forth in the underwriting agreement. The underwriting agreement provides for indemnification between the Underwriter and us against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the Underwriter to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the Commission, indemnification liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

Lock-Up Agreements

We have agreed not to, for a period of 180 days from the effective date of this registration statement, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Ordinary shares or securities that are substantially similar to our Ordinary shares, including but not limited to any options or warrants to purchase our Ordinary shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary shares or any such substantially similar securities, other than: (i) our dividend reinvestment plan in effect at the effective date of this registration statement; (ii) Ordinary shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding at the date of the effective date of the registration statement; or (iii) transfers by a shareholder to (A) the spouse or any lineal descendant of such shareholder, (B) any trust for the benefit of such shareholder or the spouse or lineal descendant of such shareholder, (C) gift to a charitable organization; (D) the estate of such shareholder, or (E) any affiliate of such shareholder, without the prior written consent of the Underwriter.

Furthermore, each of our directors, executive officers, and principal shareholders (5% or more shareholders) of our Ordinary shares has also entered into a similar lock-up agreement for a period of 180 days from the effective date of this registration statement, subject to certain exceptions, with respect to our Ordinary shares and securities that are substantially similar to our Ordinary shares.

Electronic Offer, Sale and Distribution of Ordinary shares

A prospectus in electronic format may be made available on the websites maintained by the Underwriter. In addition, Ordinary shares may be sold by the Underwriter to securities dealers who resell Ordinary shares to online brokerage account holders. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by the Underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as Underwriter and should not be relied upon by investors.

Selling Restrictions

Other than in the United States, no action has been taken by us or the Underwriter in any jurisdiction that would permit a public offering of the Ordinary shares offered by this prospectus, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary shares, where action for that purpose is required. Accordingly, the Ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding Underwriting discounts that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	US$

Nasdaq Capital Market Listing Fee	US$

FINRA Filing Fee	US$

Legal Fees and Expenses	US$

Accounting Fees and Expenses	US$

Printing and Engraving Expenses	US$

Transfer Agent Expenses	US$

Miscellaneous Expenses	US$

Total Expenses	US$

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of ordinary shares sold in the offering.

LEGAL MATTERS

The validity of the issuance of the shares offered in this prospectus and certain other matters of Australian law will be passed upon for us by Steinepreis Paganin. We are being represented by Lucosky Brookman LLP, Woodbridge, New Jersey with respect to certain matters of U.S. law.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

EXPERTS

The consolidated financial statements for the years ended June 30, 2019 and 2018, included in this prospectus will been so included in reliance on the report of PKF Brisbane Pty Ltd, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are a public limited company incorporated under the laws of Australia. A majority of our directors and executive officers are non-residents of the United States, and all or substantially all of the assets of such persons are located outside the United States. As a result, it may not be possible for you to:

●	effect service of process within the United States upon any of our directors and executive officers or on us;

●	enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;

●	enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

●	to bring an original action in an Australian court to enforce liabilities against any of our directors and executive officers or us based upon U.S. securities laws.

You may also have difficulties enforcing in courts outside the United States judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

We have appointed ___________ as our agent to receive service of process in any action against us in the state and federal courts sitting in the City of New York, Borough of Manhattan, arising of this offering or any purchase or sale of securities in connection therewith. We have not given consent for this agent to accept service of process in connection with any other claim.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ordinary shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

MYFIZIQ LIMITED

MYFIZIQ LIMITED

ACN 602 111 115

FINANCIAL STATEMENTS

For the Half-Year Ended

31 December 2019

MyFiziq Limited

ACN 602 111 115

MyFiziq Limited

ACN 602 111 115

Condensed Statement of Profit or Loss and Other Comprehensive Income

For the half-year ended 31 December 2019

	Note	31 December 2019	31 December 2018
		$ (unaudited)	$
Revenue
Subscription Revenue		84,525	-
Other Income
Sundry income	3	8,604	98,119
Reimbursements from joint venture		261,307	379,376
Interest income		11	53
Total Revenue		354,447	477,548

Expenses
Employee expenses	3	(2,421,219)	(2,154,272)
Consulting and advisory		(78,815)	(149,302)
Corporate		(190,812)	(191,219)
Brand development and patent costs		(103,764)	(138,862)
Marketing and publicity		(621,712)	(25,455)
Telecommunications and IT		(67,371)	(57,787)
Occupancy costs		(53,011)	(69,647)
Financing costs		(39,726)	(41,342)
Depreciation & amortisation expenses		(101,827)	(98,185)
Administration and other expenses		(287,332)	(163,982)
Total expenses		(3,965,589)	(3,090,053)

Loss before income tax	3	(3,611,142)	(2,612,505)

Income tax benefit	3	666,218	531,642

Net loss for the period		(2,944,924)	(2,080,863)

Other comprehensive income			-
Total comprehensive loss for the period		(2,944,924)	(2,080,863)

Loss per share		cents	cents
Basic and diluted loss per share		(2.92)	(2.55)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

MyFiziq Limited

ACN 602 111 115

Condensed Statement of Financial Position

As At 31 December 2019

	Note	31 December 2019	30 June 2019
		$	$
		(unaudited)
Current assets
Cash and cash equivalents		687,506	573,977
Trade and other receivables		37,650	25,427
Prepayments		66,782	-
Inventories		4,761	4,761
Total current assets		796,699	604,165

Non-current assets
Other financial assets		37,500	37,500
Property, plant and equipment		63,840	56,083
Loans to related entities	4	637,639	482,201
Development asset at cost		1,432,507	1,451,148
Total non-current assets		2,171,486	2,026,932

Total assets		2,968,185	2,631,097

Current liabilities
Trade and other payables		259,192	345,996
Employee leave liabilities		281,663	239,346
Interest bearing borrowings	5	1,463,200	1,496,959
Total current liabilities		2,004,055	2,082,301

Total liabilities		2,004,055	2,082,301

Net Assets		964,130	548,796

Equity
Issued capital	6	21,405,634	13,782,565
Reserves		5,593,481	9,929,789
Accumulated losses		(26,034,985)	(23,163,558)

Total Equity		964,130	548,796

The above statement of financial position should be read in conjunction with the accompanying notes.

MyFiziq Limited

ACN 602 111 115

Condensed Statement of Changes in Equity

For the half-year ended 31 December 2019

	Issued capital	Accumulated losses	Equity compensation reserve	Convertible note reserve	Total
	$	$	$	$	$

At 1 July 2018	7,212,356	(18,806,396)	12,262,363	27,633	695,956

Net loss for the year	-	(2,080,863)	-	-	(2,080,863)
Other comprehensive income	-	-	-	-	-
Total comprehensive loss for the year	-	(2,080,863)	-	-	(2,080,863)

Performance Rights exercised	1,668,000	-	(1,668,000)	-	-
Share-based payments
Directors	340,000	-	-	-	340,000
Employees	-	-	620,004	-	620,004

At 31 December 2018	9,220,356	(20,887,259)	11,214,367	27,633	(424,903)

	Issued capital	Accumulated losses	Equity compensation reserve	Convertible note reserve	Total
	$	$	$	$	$

At 1 July 2019	13,782,565	(23,163,558)	9,902,156	27,633	548,796

Net loss for the year	-	(2,944,924)	-	-	(2,944,924)
Other comprehensive income	-	-	-	-	-
Total comprehensive loss for the year	-	(2,944,924)	-	-	(2,944,924)

Performance Rights exercised	4,615,875	-	(4,615,875)	-	-
Options exercised	206,494	-	(110,368)	-	96,126
Options expired	-	73,497	(73,497)	-	-
Shares issued	2,000,000	-	-	-	2,000,000
Share issue costs	(123,000)	-	-	-	(123,000)
Performance shares expired	(300)	-	-	-	(300)
Share-based payments
Directors	540,000	-	-	-	540,000
Employees	-	-	301,289	-	301,289
Suppliers	384,000	-	162,143	-	546,143

At 31 December 2019	21,405,634	(26,034,985)	5,565,848	27,633	964,130

The above statement of changes in equity should be read in conjunction with the accompanying notes.

MyFiziq Limited

ACN 602 111 115

Condensed Statement of Cash Flows

For the half-year ended 31 December 2019

	31 December 2019	31 December 2018
	$ (unaudited)	$

Cash flows from operating activities
Receipts from customers	71,110	511,633
Other income	9,464	40,353
Research & Development tax incentive	666,218	531,642
Interest received	11	53
Interest and other costs of finance paid	(2,477)	(8,634)
Payments to suppliers and employees	(2,514,271)	(2,204,134)

Net cash flows from/(used in) operating activities	(1,769,945)	(1,129,087)

Cash flows from investing activities
Payments for property, plant and equipment	(25,168)	(33,280)
Proceeds from loans to related parties	132,000	-
Payments for application development costs	(79,350)	(17,489)

Net cash flows used in investing activities	27,482	(50,769)

Cash flows from financing activities
Proceeds from issue of shares	2,050,000	1,350,000
Payments for Share issue costs	(123,000)	-
Repayment of borrowings	(71,008)	-

Net cash flows from financing activities	1,855,992	1,350,000

Net increase in cash assets	113,529	170,144

Cash at the beginning of the financial period	573,977	171,776

Cash at the end of the financial period	687,506	341,920

The above statement of cash flows should be read in conjunction with the accompanying notes.

MyFiziq Limited

ACN 602 111 115

Notes to the Condensed Financial Statements

For the half-year ended 31 December 2019

Note 1 Statement of Significant Accounting Policies

a)	Statement of compliance

These general purpose financial statements for the half-year reporting period ended 31 December 2019 have been prepared in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. Compliance with AASB 134 ensures that the financial statements comply with IAS 34 Interim Financial Reporting.

These half-year financial statements do not include all the notes of the type normally included in annual financial statements and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the entity as the full financial statements. Accordingly, these half-year financial statements are to be read in conjunction with the annual financial statements for the year ended 30 June 2019 and any public announcements made by MyFiziq Limited during the half-year reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

b)	Basis of preparation

The half-year financial statements have been prepared on a historical cost basis. Cost is based on the fair values of consideration given in exchange for assets. The Company is domiciled in Australia and all amounts are presented in Australian dollars.

For the purpose of preparing the half-year financial statements, the half-year has been treated as a discrete reporting period.

Going concern

The financial report has been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the normal course of business.

For the half year ended 31 December 2019, the Company incurred an operating loss of $2,944,924. Notwithstanding the fact that the Company incurred an operating loss and a net cash outflow from operating activities amounting to $1,769,945, the Directors are of the opinion that the Company is a going concern for the following reasons:

●	MyFiziq is transitioning to “growth” phase and commercialising operations, courtesy of the twelve (12) binding term sheets that it has executed with partners across its five (5) business verticals, Each partner is expected to launch the MyFiziq technology (which becomes embedded in the partner’s app) and this is anticipated to generate significant revenue and bring the Company to breakeven point within the next 6 to 12 months.

●	Following the execution of a formal funding agreement for USD$1.5 million with Asia cornerstone Asset Management (ACAM) on 1 June 2020, the Company had accumulated over $1.1 million in cash facilities by the end of June 2020. Under the terms of the agreement, USD$675,000 had been received by 1 July 2020 and a further USD825,000 is to be paid by way of two tranches in the months that follow.

●	Additionally, at the reporting date the Company was already in an advanced stage of raising a further USD$1.5 million (over and above the USD$1.5 million secured with ACAM) as part of its expansion into the US and listing on the NASDAQ Capital Market.

●	COVID-19 has not had any material adverse financial effects on the Company, as announced on the ASX platform on 30 March 2020 and 29 June 2020. Furthermore, as announced to the ASX platform on 30 June 2020, the Company had made significant progress over the period 1 March 2020 to 30 June 2020 (“COVID period”) and had experienced an increase in demand for

MyFiziq Limited

ACN 602 111 115

Notes to the Condensed Financial Statements

For the half-year ended 31 December 2019

Note 1 Summary of Significant Accounting Policies (continued)

(b)	Basis of preparation of financial report (continued)

●	its technology, driven by global health concerns. In addition, the Company has managed to strengthen its balance sheet over the COVID period as follows:

○	By securing the ACAM funding of USD675,000.

○	By reducing convertible note debt in the amount of $1,387,078 by way of share conversion.

○	By reducing cash burn (operating overheads) by 46% over the COVID-19 period, and with the ability to defer a minimum of $3.34 million in planned spending if required to do so.

○	By receiving over $631,485 in collectables from its JV partner, Body Composition Technologies Pty Ltd.

●	The Company successfully executed a $600,000 research and development (“R & D”) advance with R&D Capital Partners Pty Ltd for an R & D tax incentive payment that is expected to be received for the 2020 financial year (2019: $666,218).

●	Under the joint venture with Gold Quay Capital Pte Ltd, the Company is expecting to receive a further $500k in licence fees on the completion of Gold Quay’s capital raising by the end of 2020.

The Company’s ability to continue as a going concern and meet future working capital requirements is dependent on the above points being realised. Should the Company not be successful in generating the required cash flows, there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

c)	New or amended Accounting Standards and Interpretations adopted

The Company has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting standards Board (AASB) that are mandatory for the current reporting period. AASB 16 Leases, which supersedes AASB 117 Leases, will have an impact on the Company.

However, as the Company had no operating lease agreements in place at 31 December 2019, there was no impact on the financial statements for the current period. The accounting policy adopted by the Company in relation to AASB 16 Leases is shown below.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

MyFiziq Limited

ACN 602 111 115

Notes to the Condensed Financial Statements

For the half-year ended 31 December 2019

Note 1 Statement of Significant Accounting Policies (continued)

d)	Accounting policies and methods of computation

The same accounting policies and methods of computation have generally been followed in these half-year financial statements as compared with the most recent annual financial statements, except for the policies stated below.

Operating Leases

AASB 16 Leases supersedes AASB 117 Leases. The new standard removes the former distinction between ‘operating and ‘finance’ leases and requires recognition of a right-of-use asset (the leased item) and a financial liability (to pay rentals) on the Statement of Financial Position. The exceptions are short-term leases and leases of low value assets.

The Company previously leased its office premises which, prior to the application of AASB 16, was treated as an operating lease and payments made were charged to profit or loss on a straight-line basis over the period of the lease.

At 31 December 2019 the Company had no operating leases in place. Where the Company is a lessee for any new operating leases entered into, such as for office premises, the Company recognises a right-of-use asset and a corresponding liability at the date which the lease asset is available for use by the Company (i.e. commencement date). Each lease payment is allocated between the liability and the finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a consistent period rate of interest on the remaining balance of the liability for each period.

The lease liability is initially measured at the present value of the lease payments that are not paid at commencement date, discounted using the rate implied in the lease. If this rate is not readily determinable, the Company uses its incremental borrowing rate.

Lease payments included in the initial measurement if the lease liability consist of:

●	Fixed lease payments less any lease incentives receivable;

●	Variable lease payments that depend on an index or rate, initially measured using the index or rate at commencement date;

●	Any amounts expected to be payable by the Company under residual value guarantees;

●	The exercise price of purchase options, if the Company is reasonably certain to exercise the options; and

●	Termination penalties of the lease term reflects the exercise of an option to terminate the lease.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise any extension options the lease may contain. Extension options are only included in the lease term if, at commencement date, it is reasonably certain that the options will be exercised.

Subsequent to initial recognition, the lease liability is measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

MyFiziq Limited

ACN 602 111 115

Notes to the Condensed Financial Statements

For the half-year ended 31 December 2019

Note 1 Statement of Significant Accounting Policies (continued)

d)	Accounting policies and methods of computation (continued)

The lease liability is remeasured (with a corresponding adjustment to the right-of-use asset) whenever there us a change in the lease term (including assessments relating to extension and termination options), lease payments due to changes in an index or rate, or expected payments under guaranteed residual values

Right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before commencement date, less any lease incentives received and any initial direct costs. These right-of-use assets are subsequently measured at cost less accumulated depreciation and impairment losses.

Where the terms of a lease require the Company to restore the underlying asset, or the Company has an obligation to dismantle and remove a leased asset, a provision is recognised and measured in accordance with AASB 137. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset.

Right-of-use assets are depreciated on a straight-line basis over the term of the lease (or the useful life of the leased asset if this is shorter). Depreciation starts on commencement date of the lease.

Where leases have a term of less than 12 months or relate to low value assets, the Company has applied the optional exemptions to not capitalise these leases and instead account for the lease expense on a straight-line basis over the lease term.

e)	Revenue and other income

Revenue is measured at the fair value of the consideration received or receivable and is recognised when performance obligations under customer contracts are satisfied.

1.	Revenue from customers

The company’s primary revenue stream is software development kits offered to customers and charged on a per user or per body scan basis.

The company also has secondary revenue streams including:

●	Integration fees

●	Licence fees

●	Other application development and support fees

i.	Identification of distinct elements and separate performance obligations

Primary revenue streams

Revenue is generated from the usage of MyFiziq’s software development kits which have been integrated into a customer’s platform. Most contracts will be structured on a monthly recurring basis and have a minimum term of 1 year.

●	Per user - Revenue is charged per user, where per user price reduces based on the volume of users.

●	Per body scan - The customer is charged when an image is captured.

Secondary revenue streams

These services can be provided at any point in time over the life of the contract and are usually a one off, or a series of one-off events.

MyFiziq Limited

ACN 602 111 115

Notes to the Condensed Financial Statements

For the half-year ended 31 December 2019

Note 1 Summary of Significant Accounting Policies (continued)

e)	Revenue and other income (continued)

ii.	Revenue recognition under AASB 15

Revenue Stream	Performance Obligation	Timing of Recognition
Software development kits - per user	Integration of the MyFiziq software development kits into the customer’s platform	Over the life of the contract as the customer simultaneously receives and consumes the benefits of accessing the software

Software development kits - per body scan	Integration of the MyFiziq software development kits into the customer’s platform, a performance obligation is triggered each time an image is captured by the user	Recognised over time, but because time delivered is minimal, point in time recognition has been applied

Secondary revenue streams	As defined in the contract either at the start of the service, or as requested by the customer over the life of the contract	Recognised over time, but because time delivered is minimal, point in time recognition has been applied

2.	Other income

Revenue recognised in any period is based on the delivery of performance obligations and an assessment of when control is transferred to the customer. Revenue is recognised either when the performance obligation has been performed, or over time as control of the performance obligation is transferred to the customer.

3.	Interest received

Interest income is recognised when it is probable that the economic benefits will flow to the Company and the amount of revenue can be reliably measured. All revenue is stated net of the amount of goods and services tax.

f)	Impairment of tangible and intangible assets other than goodwill

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

MyFiziq Limited

ACN 602 111 115

Notes to the Condensed Financial Statements

For the half-year ended 31 December 2019

Note 1 Summary of Significant Accounting Policies (continued)

f)	Impairment of tangible and intangible assets other than goodwill (continued)

Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimate used to determine the assets recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in previous years. Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such reversal the depreciation charge is adjusted in future periods to allocate the assets revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

g)	Significant accounting judgements and key estimates

The preparation of financial reports requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates. The same judgments, estimates and assumptions were used in preparing the half year financial report as those used in preparing the financial report for the year ended 30 June 2019.

Note 2 Segment information

The Company has identified its operating segments based on the internal reports that are reviewed and used by the board of directors in assessing performance and determining the allocation of resources.

Reportable segments disclosed are based on aggregating operating segments, where the segments have similar characteristics. The Company’s sole activity is mobile application and technology development wholly within Australia, therefore it has aggregated all operating segments into the one reportable segment being technological development.

The reportable segment is represented by the primary statements forming these financial statements.

MyFiziq Limited

ACN 602 111 115

Notes to the Condensed Financial Statements

For the half-year ended 31 December 2019

Note 3 Revenue and Expenses

	31 December 2019	31 December 2018
	$	$
	(unaudited)
Loss for the period includes the following specific income and expenses:
Other income:
Dr Katherine consultancy income	7,449	7,766
Export development grant	-	40,000
Proof of concept income	-	50,000
Other income	1,155	353
	8,604	98,119

Supplier share based payment [1]	546,143	-

Employee expenses:
Salaries and wages	1,138,623	867,998
Executive director salary	135,000	135,000
Defined contribution superannuation	119,301	96,000
Annual leave expenses	42,317	25,167
Recruitment expenses	1,382	13,875
Share based remuneration expenses [1]	887,114	960,004
Employment taxes and insurances	95,182	47,960
Other employment expenses	2,300	8,268

	2,421,219	2,154,272
Income tax benefit:
R&D tax concession [2]	666,218	531,642

[1]	The fair value of equity settled transactions with employees and suppliers is apportioned over the period from grant date to vesting date. See Note 6 for details of transactions vesting within the six months ended 31 December 2019.

[2]	The 2019 half-year research and development tax concession relates to amounts received or receivable for the R&D tax incentive claim submitted by the Company for the financial year ended 30 June 2019.

MyFiziq Limited

ACN 602 111 115

Notes to the Condensed Financial Statements

For the half-year ended 31 December 2019

Note 4 Loans to related entities

The loan is to BCT, a Company in which MYQ has a 50% interest. The loan is unsecured and must be fully and finally repaid, together with all other interest and outstanding moneys, on the earlier to occur of:

i.	the date the Lender and the Borrower mutually agree that the Loan is repayable;

ii.	within 30 days of a capital raising funding[1] being available in the Borrower’s ban account; and

iii.	by 30 June 2021.

[1]	BCT is currently undergoing a capital funding raise, as referenced in Note1(b).

Note 5 Interest bearing borrowings

	Interest Rate	Maturity	31 December 2019	30 June 2019
	%		$	$
			(unaudited)
Current
Convertible Notes-Prosser Facility [1]	8%	30 June 2020	521,079	539,042
Convertible Notes-2018 Facility [2]	8%	30 June 2020	942,121	957,917
			1,463,200	1,496,959

[1]	Convertible Loan agreement with Prosser Enterprises Pty Ltd as Trustee for the Prosser Family Trust. Company director Mr Nicholas Prosser is a director and shareholder of Prosser Enterprises Pty Ltd.The maximum facility limit is $2 million and an initial drawdown of $500,000 has been made. The net proceeds received has been split between the financial liability and an equity component, representing the residual attributable to the option to convert the financial liability into equity. Any advances plus accrued interest that has not been repaid by maturity date will be convertible into shares at an issue price equal to the greater of $0.30 per share or the 14 trading day volume weighted average price of the Company’s shares as traded on ASX prior to the termination date. The original maturity date of 31 December 2019 has been extended to 30 June 2020, subject to shareholder approval.

[2]	Convertible Note facility entered into with a number of professional investors who are not related parties of the Company. A total of $900,000 has been drawn down. The investors may elect to redeem the outstanding principal amount of the notes in cash on the Maturity Date, rather than convert to shares. If the investors don’t elect to redeem the outstanding principal amount in cash, the outstanding principal amount of the notes will be converted into shares at an issue price equal to the greater of $0.30 per share or a 30% discount to the volume weighted average price of the Company’s shares as traded on ASX for the period of 14 trading days up to and including the trading day prior to the conversion. The original maturity date of 31 December 2019 has been extended to 30 June 2020, subject to shareholder approval.

MyFiziq Limited

ACN 602 111 115

Notes to the Condensed Financial Statements

For the half-year ended 31 December 2019

Note 6 Issued capital

Issued capital – Shares	31 December 2019	30 June 2019	31 December 2019	30 June 2019
	#	#	$	$
	(unaudited)		(unaudited)
Share capital
- Issued ordinary shares	106,435,991	91,621,888	21,405,634	13,782,265
- Issued performance shares	-	30,000,000	-	300
	106,435,991	121,621,888	21,405,634	13,782,565

Share movements during the period – ordinary shares
At the beginning of the period	91,621,888	79,038,555	13,782,265	7,212,056
Shares issued on exercise of Performance Rights	7,550,000	6,250,000	4,615,875	3,261,750
Shares issued on exercise of Options	730,769	-	206,494	-
Shares issued to related party	2,000,000	1,000,000	540,000	340,000
Share based payments	1,200,000	-	384,000	-
Share issues – capital raising	3,333,334	5,333,333	2,000,000	3,200,000
Less share issue costs	-	-	(123,000)	(231,241)
	106,435,991	91,621,888	21,405,634	13,782,565

Share movements during the period – performance shares
At the beginning of the period	30,000,000	30,000,000	300	300
Less expired shares [1]	(30,000,000)	-	(300)	-
	-	30,000,000	-	300

[1]	Performance Shares (15,000,000 Class A Performance Shares and 15,000,000 Class B Performance Shares) were cancelled due to performance milestones not being met within the stipulated timeframe.

Note 7 Share Based Payments

(i)	Options

The Company has an Incentive Option Plan which was re-adopted following Shareholder approval in November 2019. Options over unissued shares are issued at the discretion of the Board.

a)	Options issued, exercised and lapsed during the reporting period

During the reporting period the following options were issued:

Grant Date	Number of options Issued	Exercise price (cents)	Vesting criteria	Expiry date
27 Nov 2019	1,000,000	25	4 Dec 2019	4 Dec 2022
27 Nov 2019	1,500,000	45	4 Jun 2020	4 Dec 2022
27 Nov 2019	2,500,000	60	4 Dec 2020	4 Dec 2022
Total	5,000,000

MyFiziq Limited

ACN 602 111 115

Notes to the Condensed Financial Statements

For the half-year ended 31 December 2019

Note 7 Share Based Payments (continued)

(i)	Options (continued)

a)	Options issued, exercised and lapsed during the reporting period (continued)

During the reporting period the following options vested but were not exercised:

Grant Date	Number of options Vested	Exercise price (cents)	Vesting date	Expiry date
21 Dec 2016	500,000	10	26 Oct 2019	31 Dec 2021
3 Sep 2018	400,000	50	31 Dec 2019	31 Dec 2022
14 Dec 2018	250,000	50	31 Dec 2019	31 Dec 2022
51 Feb 2019	400,000	65	31 Dec 2019	31 Dec 2022
27 Nov 2019	1,000,000	25	4 Dec 2019	4 Dec 2022
Total	2,550,000

During the reporting period the following options were exercised:

Date granted	Number of options exercised	Exercise price (cents)	Vesting date	Expiry date
21 Dec 2016 [1]	1,000,000	20	30 Sept 2017	30 Sept 2020
6 Apr 2018	500,000	10	6 Apr 2018	31 Dec 2020
Total	1,500,000

[1]	During the reporting period 1,000,000 options exercisable at 20 cents each and expiring 30 September 2020, were exercised utilising the cashless exercise provisions of the Option Incentive Scheme. This resulted in the issue of 230,769 ordinary shares.

No options were cancelled during the reporting period.

b)	Options on issue at balance date

The number of options outstanding over unissued ordinary shares at 31 December 2019 is 11,350,000 as follows:

Grant Date	Number of options granted	Exercise price (cents)	Vesting date	Expiry date
21 Dec 2016	1,750,000	10	31 Dec 2017	31 Dec 2020
21 Dec 2016	500,000	10	26 Oct 2018	31 Dec 2020
21 Dec 2016	1,250,000	10	31 Dec 2018	31 Dec 2021
21 Dec 2016	500,000	10	26 Oct 2019	30 Dec 2021
31 Jul 18	400,000	50	31 Dec 2019	31 Dec 2019
31 Jul 18	400,000	50	31 Dec 2020	31 Dec 2020
7 Dec 2018	250,000	50	31 Dec 2019	31 Dec 2022
7 Dec 2018	250,000	50	31 Dec 2020	31 Dec 2023
1 Feb 2019	400,000	65	31 Dec 2019	31 Dec 2022
1 Feb 2019	400,000	65	31 Dec 2020	31 Dec 2023
12 Feb 2019	250,000	60	5 Mar 2019	20 Feb 2022
27 Nov 2019	1,000,000	25	4 Dec 2019	4 Dec 2022
27 Nov 2019	1,500,000	45	4 Jun 2020	4 Dec 2022
27 Nov 2019	2,500,000	60	4 Dec 2020	4 Dec 2022
Total	11,350,000

MyFiziq Limited

ACN 602 111 115

Notes to the Condensed Financial Statements

For the half-year ended 31 December 2019

Note 7 Share Based Payments (continued)

c)	Subsequent to balance date

Subsequent to the balance date and to the date of signing this report no options have been issued, exercised or cancelled.

d)	Basis and assumptions used in the valuation of options

5,000,000 options were issued during the half-year and have been valued and expensed in the financial statements over the periods that they vest.

The options issued during the current reporting period were valued using the Black-Scholes option valuation methodology, as follows:

Grant Date	Number of options granted	Expiry date	Risk free interest rate used	Volatility applied	Value per Option (cents)
27 Nov 2019	1,000,000	31 Dec 2022	0.77%	106%	11.89
27 Nov 2019	1,500,000	31 Dec 2022	0.77%	106%	9.90
27 Nov 2019	2,500,000	31 Dec 2022	0.77%	106%	8.88

Historical volatility at the time of issue has been used as the basis for determining expected share price volatility, as it is assumed that this is an indicator of future share price performance, which may not eventuate. A discount of 30% in respect of a lack of marketability has been applied to the Black-Scholes option valuation to reflect the non-negotiability and non-transferability of the unlisted options granted.

e)	Purpose of Equity Compensation Reserve

This reserve is used to record the value of equity benefits provided to employees (including directors) and suppliers for services rendered.

ii)	Performance Rights

The Company adopted an Incentive Performance Rights Plan following Shareholder approval in February 2017.

a)	Performance rights granted, vested and lapsed during the year

During the reporting period the following performance rights were granted:

Issued Date	No of Rights	Expiry Date	Fair Value per Right at Grant Date	Vesting
6 Sep 2019	50,000	31 Dec 2020	$0.157	Subject to performance criteria
6 Sep 2019	5,000,000	4 Dec 2023	$0.00	Subject to performance criteria
6 Sep 2019	1,250,000	28 Feb 2021	$0.182	Subject to performance criteria
Total	6,300,000

The performance rights issued during the current reporting period were valued using the Black-Scholes option valuation methodology. Historical volatility at the time of issue has been used as the basis for determining expected share price volatility, as it is assumed that this is an indicator of future share price performance, which may not eventuate. A discount of 30% in respect of a lack of marketability has been applied to the Black-Scholes option valuation to reflect the non-negotiability and non-transferability of the unlisted performance rights granted.

MyFiziq Limited

ACN 602 111 115

Notes to the Condensed Financial Statements

For the half-year ended 31 December 2019

Note 7 Share Based Payments (continued)

(ii)	Performance Rights (continued)

a)	Performance rights granted, vested and lapsed during the year (continued)

During the reporting period the following performance rights vested:

Grant Date	No of Rights	Expiry Date	Fair Value per Right at Grant Date	Vesting
3 Sep 2018	1,000,000	30 Nov 2020	$0.185	30 Nov 2019
6 Sep 2019 [1]	50,000	31 Dec 2020	$0.157	6 Sep 2019
Total	1,050,000

During the reporting period the following performance rights were exercised and converted to shares:

Grant Date	No of Rights	Expiry Date	Fair Value per Right at Grant Date	Vesting
29 Nov 2017	6,000,000	30 Nov 2019	$0.720	Subject to various performance criteria
3 Sep 2018	1,000,000	31 Dec 2019	$0.185	Subject to various performance criteria
15 Nov 2017	500,000	31 Dec 2020	$0.205	Subject to various performance criteria
6 Sep 2019 [1]	50,000	31 Dec 2020	$0.157	6 Sep 2019
Total	7,550,000

During the reporting period no performance rights lapsed or were cancelled:

b)	Performance rights on issue at balance date

The number of performance rights outstanding over unissued ordinary shares at 31 December 2019 is 17,750,000 as follows:

Grant Date	No of Rights	Expiry Date	Fair Value per Right at Grant Date	Vesting
03 Mar 2017	2,000,000	03 Mar 2020	$0.720 [1]	Vested
03 Mar 2017	2,000,000	03 Mar 2021	$0.720 [1]	Vested
03 Mar 2017	2,000,000	03 Mar 2022	$0.720 [1]	Vested
15 Nov 2017	500,000	31 Dec 2020	$0.205	Vested
3 Sep 2018	3,000,000	3 Sep 2021	$0.185	Vested
3 Sep 2018	1,000,000	30 Nov 2020	$0.185	Vested
3 Sep 2018	1,000,000	30 Nov 2020	$0.185	Vested
6 Sep 2019	5,000,000	04 Dec 2023	$0.00	Subject to performance criteria
6 Sep 2019	1,250,000	28 Feb 2021	$0.182	Subject to performance criteria
Total	17,750,000

c)	Subsequent to balance date

Subsequent to the balance date and to the date of signing this report, no performance rights have been granted, vested, exercised or cancelled.

MyFiziq Limited

ACN 602 111 115

Notes to the Condensed Financial Statements

For the half-year ended 31 December 2019

Note 8 Dividends

No dividends were paid or proposed during the period.

The Company has no franking credits available as at 31 December 2019.

Note 9 Contingencies

There have been no material changes in contingent assets or liabilities since the signing of the audited 30 June 2019 financial statements.

Note 10 Events Occurring after the Balance Date

Other as shown below, there has not arisen in the interval between the end of the period and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect substantially the operations of the Company, the results of those operations or the state of affairs of the Company in subsequent financial years:

●	In January 2020, the Company signed a binding term sheet with Bearn LLC a US based health, fitness and wellness company;

●	In February 2020, the Company concluded the signing of all formal legal agreements with Fit Capital Ltd, which will see the Company’s platform integrated into the multi-dimensional training Stryde Fitness App.

●	On 30 March 2020, the Company released a business update on the ASX platform, informing shareholders that its business had seen an increase in business activity since the outbreak of COVID-19 and confirming its that business operations had not been adversely affected by recent events.

●	On 1 June 2020, the Company executed a formal funding agreement for USD$1,500,000 with Asia Cornerstone Asset Management by way of convertible note. The funds will assist the company with its expansion into the US and will commence the process of seeking a dual listing of the Company’s securities on the NASDAQ Capital Market index.

●	On 2 June 2020, the Company executed a $600,000 R & D advance (loan) on the company’s anticipated annual tax rebate. The agreement was concluded with R&D Capital Partners at an interest rate of 1.5% per month, and with an establishment fee of $4,500. No principal repayments are to be made until the repayment date, being the earlier of, date the Company receives its tax refund from the ATO, or 31 October 2020.

●	On 5 June 2020, the Company received its first payment under the convertible note subscription deed concluded with Asia Cornerstone Asset Management on 1 June 2020, in the amount of USD$225,000.

●	On 9 June 2020, the Company’s technology launched through one of its partners, Evolt Active (“Evolt”), on the Apple App store. Evolt has committed to targeting 100,000 active users in the first 12 month, and MyFiziq will receive $2.99 per subscribed user. The financial impact of this launch is expected to result in a material increase in revenue, as the Company commences with the commercialisation of its operations.

●	On 18 June 2020, the Company reached an agreement with convertible note holders to settle the convertible notes that were issued in 2018. Holders of convertible notes representing $1,337,078 (including capitalised interest) have agreed to settle the debt through the issue of shares at a price of $0.30 per share (4,456,929 shares are to be issued), whilst the balance of convertible notes representing $125,000, is to be repaid by 30 September 2020.

●	On 30 June 2020, the Company received its second payment under the convertible note subscription deed concluded with Asia Cornerstone Asset Management on 1 June 2020, in the amount of USD$450,000.

Note 11 Commitments

There have been no material changes in operational or capital commitments since the signing of the audited 30 June 2019 financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF MYFIZIQ LIMITED

Results of Review of Interim Financial Statements

We have reviewed the accompanying interim financial statements of MyFiziq Limited (the “Company”) as of December 31, 2019, and for the six-month then ended, and the related notes and schedules (collectively referred to as the “interim financial statements”). Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with International Financial Reporting Standards.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

PKF Brisbane Audit

Cameron Bradley

Partner

21 July 2020

Brisbane, Australia

MyFiziq Limited

ACN 602 111 115

Directors’ Declaration

The Directors of MyFiziq Limited (“the Company”) declare that:

(a)	the attached half-year financial statements and notes thereto

(i)	comply with Accounting Standard IAS 34 – Interim Financial Reporting; and

(ii)	give a true and fair view of the financial position as at 31 December 2019 and of the performance for the half-year ended on that date of the Company.

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Vlado Bosanac

Executive Director

Signed at Perth this 21st day of July 2020

MYFIZIQ LIMITED

ACN 602 111 115

ANNUAL FINANCIAL STATEMENTS

FOR THE YEAR ENDED

30 JUNE 2019

Corporate Directory

Directors	Auditors
Peter Wall (Non-executive Chairman)	PKF Brisbane
Vlado Bosanac (Executive Director and CEO)	Level 6, 10 Eagle Street
Michael Melby (Non-executive Director)	Brisbane QLD 4000
Nicholas Prosser (Non-executive Director)

Joint Company Secretaries	Share Registry
Kevin Hart Steven Richards	Automic Registry Services
Level 2, 267 St Georges Terrace
Registered Office	Perth WA 6000
Suite 8, 7 The Esplanade	Telephone : +61 8 9324 2099
Mt Pleasant WA 6153	Facsimile : +61 8 9321 2337
Telephone : +61 8 9316 9100
Facsimile : + 61 8 9315 5475	ASX Code
MYQ
Principal Place of Business
Unit 5, 71-73 The Esplanade	Website and email addresses
South Perth WA 6151	www.myfiziq.com
admin@myfiziq.com

Securities Exchange Listing

The Company’s shares are quoted on the Australian Securities Exchange. The home exchange is Perth, Western Australia.

Company Information

The Company is domiciled in Australia.

Contents Page

Statement of Profit or Loss and Other

Comprehensive Income

For the financial year ended 30 June 2019

	Note	Year Ended 30 June 2019	Year Ended 30 June 2018
		$	$
Revenue
Licence & subscription income		4,645	1,500,000
Development income		-	104,400
Reimbursements from joint venture		743,614	349,726
Other income	3	150,206	124,910
Interest income		91	2,383
Total revenue		898,556	2,081,419

Expenses
Employee expenses	3	(3,823,885)	(14,475,657)
Consulting and advisory		(299,472)	(463,398)
Corporate		(296,899)	(252,528)
Brand development and patent costs		(263,810)	(258,204)
Marketing and publicity		(67,934)	(89,110)
Travel and accommodation		(233,943)	(363,006)
Telecommunications & IT		(120,694)	(105,885)
Occupancy costs		(133,882)	(120,150)
Research costs expensed		-	(31,201)
Financing costs		(136,603)	(9,849)
Share of loss of a joint venture		-	(680)
Amortisation and depreciation expense		(199,570)	(186,279)
Administration and other expenses		(210,668)	(166,671)
Total expenses		(5,787,360)	(16,522,618)

Loss before income tax		(4,888,804)	(14,441,199)

Income tax benefit	4	531,642	521,731

Net loss for the year		(4,357,162)	(13,919,468)

Other comprehensive income		-	-
Total comprehensive loss for the year		(4,357,162)	(13,919,468)

Loss per share		Cents	cents
Basic and diluted loss per share	5	(5.16)	(17.61)

The notes to the financial statements form part of this Statement of Profit or Loss and Other Comprehensive Income.

Statement of Financial Position

As at 30 June 2019

	Note	30 June 2019	30 June 2018
		$	$
Current assets
Cash and cash equivalents	7	573,977	171,776
Trade and other receivables	8	25,427	134,895
Prepayments	9	-	61,966
Inventories	10	4,761	4,788
Total current assets		604,165	373,425

Non-current assets
Other financial assets	11	37,500	37,500
Property, plant and equipment	12	56,083	39,934
Loans to related entities	23	482,201	-
Development asset at cost	13	1,451,148	1,560,388
Total non-current assets		2,026,932	1,637,822

Total assets		2,631,097	2,011,247

Current liabilities
Trade and other payables	14	345,996	667,034
Employee leave liabilities	15	239,346	167,342
Interest bearing borrowings	16	1,496,959	-
Total current liabilities		2,082,301	834,376

Non-current liabilities
Interest bearing borrowings	16	-	480,915
Total non-current liabilities		-	480,915

Total liabilities		2,082,301	1,315,291

Net Assets		548,796	695,956

Equity
Issued capital	17	13,782,565	7,212,356
Reserves	17, 18	9,929,789	12,289,996
Accumulated losses		(23,163,558)	(18,806,396)

Total Equity		548,796	695,956

The notes to the financial statements form part of this Statement of Financial Position.

Statement of Changes in Equity

For the financial year ended 30 June 2019

	Issued capital	Accumulated losses	Equity compensation reserve	Convertible note reserve	Total
	$	$	$	$	$

At 1 July 2017	7,212,356	(4,886,928)	157,156	-	2,482,584

Net loss for the year	-	(13,919,468)	-	-	(13,919,468)
Other comprehensive income	-	-	-	-	-
Total comprehensive loss for the year	-	(13,919,468)	-	-	(13,919,468)

Issue of convertible notes	-	-	-	27,633	27,633
Share-based payments
Suppliers	-	-	122,812	-	122,812
Employees	-	-	11,982,395	-	11,982,395
At 30 June 2018	7,212,356	(18,806,396)	12,262,363	27,633	695,956

	Issued capital	Accumulated losses	Equity compensation reserve	Convertible note reserve	Total
	$	$	$	$	$

At 1 July 2018	7,212,356	(18,806,396)	12,262,363	27,633	695,956

Net loss for the year	-	(4,357,162)	-	-	(4,357,162)
Other comprehensive income	-	-	-	-	-
Total comprehensive loss for the year	-	(4,357,162)	-	-	(4,357,162)

Capital raising	3,200,000	-	-	-	3,200,000
Costs of capital raising	(231,541)	-	-	-	(231,541)
Exercise of Performance Rights	3,261,750	-	(3,261,750)	-	-
Share-based payments
Suppliers	-	-	34,741	-	34,741
Directors	340,000	-	-	-	340,000
Employees	-	-	866,802	-	866,802
At 30 June 2019	13,782,565	(23,163,558)	9,902,156	27,633	548,796

The notes to the financial statements form part of this Statement of Changes in Equity.

Statement of Cash Flows

For the financial year ended 30 June 2019

	Note	Year Ended 30 June 2019	Year Ended 30 June 2018
		$	$

Cash flows from operating activities
Receipts from customers		579,876	1,864,256
Other income		51,553	32,486
Research & Development tax incentive and government grants		598,699	593,890
Interest received		-	2,847
Interest paid		(20,559)	(1,301)
Payments to suppliers and employees		(4,468,370)	(3,778,389)
Net cash flows used in operating activities	7	(3,258,801)	(1,286,211)

Cash flows from investing activities
Payments for property, plant and equipment		(43,565)	(30,604)
Payments for application development costs		(48,633)	(170,518)
Loans to related party		(150,000)	-
Payments for investments		-	(680)
Net cash flows used in investing activities		(242,198)	(201,802)

Cash flows from financing activities
Proceeds from borrowings		1,350,000	500,000
Repayment of borrowings		(450,000)	-
Proceeds from the issue of shares		3,200,000	-
Payments for share issue costs		(196,800)	-
Net cash flows from financing activities		3,903,200	500,000

Net decrease in cash assets		402,201	(988,013)

Cash at the beginning of the financial year		171,776	1,159,789

Cash at the end of the financial year	7	573,977	171,776

The notes to the financial statements form part of this Statement of Cash Flows.

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 1 Summary of Significant Accounting Policies

(a) Basis of preparation of financial report

These financial statements are general purpose financial statements, which have been prepared in accordance with the requirements of the Corporations Act 2001 and comply with other requirements of the law.

The company is a for profit entity. A wholly owned subsidiary, MyFiziq Inc. was incorporated in January 2018 in the United States of America in preparation for the commercialisation of the technology in the USA. The subsidiary was inactive during the period, and as a result, consolidated financial statements have not been prepared.

The accounting policies below have been consistently applied to all of the periods presented unless otherwise stated.

The financial statements have been prepared on a historical cost basis, except for available for sale investments and derivative financial instruments which have been measured at fair value. Cost is based on the fair values of consideration given in exchange for assets.

The financial statements are presented in Australian dollars.

The financial report of the Company was authorised for issue in accordance with a resolution of Directors on 21 July 2020.

Going Concern

These financial statements have been prepared on the going concern basis which contemplates the continuity of normal business activities and the realisation of assets and discharge of liabilities in the normal course of business.

For the year ended 30 June 2019, the Company incurred an operating loss of $4,357,162. Notwithstanding the fact that the Company incurred an operating loss and a net cash outflow from operating activities amounting to $3,258,801, the Directors are of the opinion that the Company is a going concern for the following reasons:

●	MyFiziq is transitioning to “growth” phase and commercialising operations, courtesy of the twelve (12) binding term sheets that it has executed with partners across its five (5) business verticals, Each partner is expected to launch the MyFiziq technology (which becomes embedded in the partner’s app) and this is anticipated to generate significant revenue and bring the Company to breakeven point within the next 6 to 12 months.

●	Following the execution of a formal funding agreement for USD$1.5 million with Asia cornerstone Asset Management (ACAM) on 1 June 2020, the Company had accumulated over $1.1 million in cash facilities by the end of June 2020. Under the terms of the agreement, USD$675,000 had been received by 1 July 2020 and a further USD825,000 is to be paid by way of two tranches in the months that follow.

•	Additionally, at the reporting date the Company was already in an advanced stage of raising a further USD$1.5 million (over and above the USD$1.5 million secured with ACAM) as part of its expansion into the US and listing on the NASDAQ Capital Market.

●	COVID-19 has not had any material adverse financial effects on the Company, as announced on the ASX platform on 30 March 2020 and 29 June 2020. Furthermore, as announced to the ASX platform on 30 June 2020, the Company had made significant progress over the period 1 March 2020 to 30 June 2020 (“COVID period”) and had experienced an increase in demand for its technology, driven by global health concerns. In addition, the Company has managed to strengthen its balance sheet over the COVID period as follows:

i.	By securing the ACAM funding of USD675,000.

ii.	By reducing convertible note debt in the amount of $1,387,078 by way of share conversion.

iii.	By reducing cash burn (operating overheads) by 46% over the COVID-19 period, and with the ability to defer a minimum of $3.34 million in planned spending if required to do so.

iv.	By receiving over $631,485 in collectables from its JV partner, Body Composition Technologies Pty Ltd.

●	The Company successfully executed a $600,000 research and development (“R & D”) advance with R&D Capital Partners Pty Ltd for an R & D tax incentive payment that is expected to be received in relation to the 2020 financial year (2019: $666,218).

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 1 Summary of Significant Accounting Policies (continued)

(a) Basis of preparation of financial report

●	Under the joint venture with Gold Quay Capital Pte Ltd, the Company is expecting to receive a further $500k in licence fees on the completion of Gold Quay’s capital raising by the end of 2020.

The Company’s ability to continue as a going concern and meet future working capital requirements is dependent on the above points being realised. Should the Company not be successful in generating the required cash flows, there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

Statement of Compliance

The financial report complies with Australian Accounting Standards, which include Australian Equivalents to International Financial Reporting Standards (AIFRS), in their entirety. Compliance with AIFRS ensures that the financial report also complies with International Financial Reporting Standards (IFRS) in their entirety.

Material accounting policies adopted in the presentation of these financial statements are presented below:

(b) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred income tax is provided on all temporary differences at reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

●	when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

●	when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

●	when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

●	when the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance date.

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 1 Summary of Significant Accounting Policies (continued)

(b) Income tax (continued)

Income taxes relating to items recognised directly in equity are recognised in equity and not in the statement of profit or loss and other comprehensive income.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

(c) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities that are recoverable from or payable to the ATO are classified as operating cash flows.

(d) Impairment of tangible and intangible assets other than goodwill

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimate used to determine the assets recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in previous years. Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such reversal the depreciation charge is adjusted in future periods to allocate the assets revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 1 Summary of Significant Accounting Policies (continued)

(e) Impairment of financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

(f) Intangible assets

An intangible asset arising from externally acquired intellectual property and development expenditure on an internal project is recognised only when the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

The amortisation method and useful life of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.

The following useful life is used in the calculation of amortisation:

Development asset at cost	10 years

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 1 Summary of Significant Accounting Policies (continued)

(g) Revenue and other income

Revenue is measured at the fair value of the consideration received or receivable and is recognised when performance obligations under customer contracts are satisfied.

(a)	Revenue from customers

The company’s primary revenue stream is software development kits offered to customers and charged on a per user or per body scan basis.

The company also has secondary revenue streams including:

●	Integration fees

●	Licence fees

●	Other application development and support fees

i.	Identification of distinct elements and separate performance obligations

Primary revenue streams

Revenue is generated from the usage of MyFiziq’s software development kits which have been integrated into a customer’s platform. Most contracts will be structured on a monthly recurring basis and have a minimum term of 1 year.

●	Per user - Revenue is charged per user, where per user price reduces based on the volume of users.

●	Per body scan - The customer is charged when an image is captured.

Secondary revenue streams

These services can be provided at any point in time over the life of the contract and are usually a one off, or a series of one-off events.

ii.	Revenue recognition under AASB 15

Revenue Stream	Performance Obligation	Timing of Recognition
Software development kits - per user	Integration of the MyFiziq software development kits into the customer’s platform	Over the life of the contract as the customer simultaneously receives and consumes the benefits of accessing the software

Software development kits - per body scan	Integration of the MyFiziq software development kits into the customer’s platform, a performance obligation is triggered each time an image is captured by the user	Recognised over time, but because time delivered is minimal, point in time recognition has been applied

Secondary revenue streams	As defined in the contract either at the start of the service, or as requested by the customer over the life of the contract	Recognised over time, but because time delivered is minimal, point in time recognition has been applied

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 1 Summary of Significant Accounting Policies (continued)

(g) Revenue and other income (continued)

2. Other income

Revenue recognised in any period is based on the delivery of performance obligations and an assessment of when control is transferred to the customer. Revenue is recognised either when the performance obligation has been performed, or over time as control of the performance obligation is transferred to the customer.

3. Interest received

Interest income is recognised when it is probable that the economic benefits will flow to the Company and the amount of revenue can be reliably measured.

All revenue is stated net of the amount of goods and services tax.

(h) Cash and cash equivalents

Cash and short-term deposits in the statement of financial position comprise cash at bank and in hand. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(i) Trade and other receivables

Trade receivables, which generally have 30–90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An allowance for doubtful debts is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

(j) Inventories

Inventories are valued at the lower of cost and net realisable value. Net realisable value represents the estimated selling price less all estimated costs of completion and costs necessary to make the sale.

(k) Property, Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. The carrying amount of plant and equipment is reviewed annually to ensure it is not in excess of the recoverable amount from these assets.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Class of Asset	Useful Life
Office Equipment	3 – 5 years
Furniture & Fixtures	5 – 7 years

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 1 Summary of Significant Accounting Policies (continued)

The Company’s interest in equity-accounted investees comprise an interest in a joint venture. A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in the joint venture are accounted for using the equity method. The interest is initially recognised at cost, which includes transaction costs. Subsequent to initial recognition, the financial statements include the Company’s share of the profit or loss of equity-accounted investees, until the date on which joint control ceases.

(l) Trade and other payables

Trade payables and other payables are carried at amortised costs and represent liabilities for goods and services provided to the Company prior to the end of the financial period that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services.

(m) Issued capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Performance shares are classified as equity and are convertible into fully paid ordinary shares of the Company on successful achievement of certain predetermined key performance indicators. Refer to note 18 for details of key performance indicators applying to performance shares currently on issue.

(n) Share-based Payments

Equity Settled Transactions:

The Company provides benefits to employees (including senior executives) of the Company in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of Options is determined by using an appropriate valuation model. Share rights are valued at the underlying market value of the ordinary shares over which they are granted.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the underlying Shares (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects:

(i) the extent to which the vesting period has expired; and

(ii) the Company’s best estimate of the number of equity instruments that will ultimately vest.

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 1 Summary of Significant Accounting Policies (continued)

(n) Share-based Payments (continued)

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, the cumulative expense recognised in respect of that award is transferred from its respective reserve to accumulated losses. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled award and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

(o) Critical accounting estimates and judgements

The preparation of financial reports requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

Estimation of useful life of assets

The Company determines the estimated useful lives and related depreciation and amortisation charges for its finite life intangible assets. The useful lives could change significantly as a result of technical innovation or some other event. The depreciation and amortisation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Capitalisation of internally developed software

Distinguishing the research and development phases of a new customised software project and determining whether the recognition requirements for the capitalisation of development costs are met requires judgement. After capitalisation, management monitors whether the recognition requirements continue to be met and whether there are any indicators that capitalised costs may be impaired. Management is required to make judgements, estimates and assumptions for the Net Present Value model which supports the carrying value of the software, its useful life and its amortisation rate.

Share-based Payments

The Company measures the cost of cash-settled share-based payments at fair value using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted, as well as estimates made by management.

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 1 Summary of Significant Accounting Policies (continued)

(p) Adoption of new and revised accounting standards

Standards and Interpretations applicable to 30 June 2019

In the financial year ended 30 June 2019, the Company has reviewed all of the new and revised Standards and Interpretations issued by the AASB that are relevant to its operations and effective for annual reporting periods beginning on or after 1 July 2018. The following standards were adopted by the Company but did not have a material impact.

AASB 15 Revenue from Contracts with Customers

AASB 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised, including in respect of multiple element arrangements. It replaces existing revenue recognition guidance, AASB 111 Construction Contracts, AASB 118 Revenue and AASB 1004 Contributions. AASB 15 is effective from annual reporting periods beginning on or after 1 January 2018.

The core principle of AASB 15 is that it requires identification of discrete performance obligations within a transaction and associated transaction price allocation to these obligations. Revenue is recognised upon satisfaction of these performance obligations, which occur when control of goods or services is transferred, rather than on transfer of risks and rewards. Revenue received for a contract that includes a variable amount is subject to revised conditions for recognition, whereby it must be highly probable that no significant reversal of the variable component may occur when the uncertainties around its measurement are removed.

AASB 9 Financial Instruments

This standard replaces all previous versions of AASB 9 and completes the project to replace IAS 39 'Financial Instruments: Recognition and Measurement'. AASB 9 Financial Instruments introduces new classification and measurement models for financial assets.

Except for certain trade receivables, a financial asset is initially measured at fair value plus transactions costs, unless it is carried at fair value through profit or loss (FVTPL), in which case transaction costs are immediately expensed.

Debt instruments are subsequently measured at FVTPL, amortised cost, or fair value through other comprehensive income (FVOCI), on the basis of their contractual cash flows and the business model under which the debt instruments are held.

Equity instruments are generally measured at FVTPL. However, entities have an irrevocable option on an instrument-by-instrument basis to present changes in the fair value of non-trading instruments in other comprehensive income (OCI) without subsequent reclassification to profit or loss.

There is a fair value option (FVO) that allows financial assets on initial recognition to be designated as FVTPL if that eliminates or significantly reduces an accounting mismatch.

For financial liabilities designated as FVTPL using the FVO, the amount of change in the fair value of such financial liabilities that is attributable to changes in credit risk must be presented in OCI. The remainder of the change in fair value is presented in profit or loss, unless presentation in OCI of the fair value change in respect of the liability’s credit risk would create or enlarge an accounting mismatch in profit or loss.

The impact on the Company will predominantly be based on the Company’s financial liabilities which includes the Convertible Note facilities.

Standards and Interpretations in issue not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the financial year ended 30 June 2019. Those which may have an impact on the Company are set out below. The Company does not plan to adopt these standards early.

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 1 Summary of Significant Accounting Policies (continued)

(q) Adoption of new and revised accounting standards (continued)

AASB 16 Leases

AASB 16 replaces the current AASB 17 Leases standard. AASB 16 removes the classification of leases as either operating leases or finance leases - for the lessee - effectively treating all leases as finance leases. Most leases (including the lease of business premises which the Company occupies) will be capitalised on the balance sheet by recognising a 'right-of-use' asset and a lease liability for the present value obligation. This will result in an increase in the recognised assets and liabilities in the statement of financial position as well as a change in expense recognition, with interest and depreciation replacing operating lease expense.

The impact on the Company will predominantly be based on the Company’s lease obligations on its office premises.

Note 2 Segment Information

Currently, the Company’s sole activity is mobile application and technology development wholly within Australia, therefore it has aggregated all operating segments into the one reportable segment being technological development.

Note 3 Revenue and Expenses

	2019	2018
	$	$
Loss for the period includes the following specific income and expenses:
Income:
Rental income	-	25,250
Dr Katherine consultancy income	31,595	27,501
Grant income	67,057	72,159
Proof of concept income	50,000	-
Other income	1,554	-
	150,206	124,910

Supplier share-based payment [1,2]	-	122,812

Employee expenses:
Salaries and wages	2,116,740	1,818,357
Defined contribution superannuation	200,754	173,278
Share-based payments expense [2]	1,206,802	11,982,395
Payroll tax and insurances	177,934	372,391
Other employment expenses	121,655	129,236

	3,823,885	14,475,657

[1]	Options issued to suppliers under consultancy agreements.

[2]	The fair value of equity settled transactions with employees, directors and suppliers is apportioned over the period from grant date to vesting date. See Note 18 for details of transactions vesting within the financial year.

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 4 Income Tax

	2019	2018
	$	$
a) Income tax expense
Current income tax:
Current income tax charge (benefit)	(317,074)	(530,312)
Current income tax not recognised	317,074	530,312
Research and development tax concession	(531,642)	(521,731)
Deferred income tax:
Relating to origination and reversal of timing differences	1,377,967	1,479,421
Deferred income tax benefit not recognised	(1,377,967)	(1,479,421)
Income tax benefit reported in the Statement of profit or loss and other comprehensive income	(531,642)	(521,731)

b) Reconciliation of income tax expense to prima facie tax payable
Loss from continuing operations before income tax expense	(4,888,804)	(14,441,199)

Tax at the Australian rate of 27.5%	(1,344,421)	(3,971,330)
Capital raising costs claimed	(52,166)	(78,862)
Non-deductible expenses	109,372	164,892
Research and development tax concession	(531,642)	(521,731)
Unused tax losses and temporary differences not recognised as deferred tax assets	1,287,214	3,885,299
Tax benefit	(531,642)	(521,731)

c) Deferred tax – Statement of Financial Position (unrecognised)
Liabilities
Accrued income	-	-
Prepaid expenses	-	(17,041)
	-	(17,041)
Assets
Revenue losses available to offset against future taxable income	1,812,962	1,374,717
Accrued expenses and leave provisions	79,980	58,005
Deductible equity raising costs	37,044	63,740
	1,929,986	1,496,462
Net deferred tax asset	1,929,986	1,479,421

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 4 Income Tax (continued)

Deferred tax assets have been recognised to the extent that they extinguish deferred tax liabilities of the Company as at the reporting date.

Net deferred tax assets have not been recognised, in either reporting period, in respect of amounts in excess of deferred tax liabilities.

The deferred tax benefit of tax losses not brought to account will only be obtained if:

(i)	The Company derives future assessable income of a nature and an amount sufficient to enable the benefit from the tax losses to be realised;

(ii)	The Company continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii)	No changes in tax legislation adversely affect the Company realising the benefit from the deduction of the losses.

All unused tax losses were incurred by Australian entities.

Note 5 Loss per Share

	2019	2018
	$	$
a) Basic loss per share
Loss attributable to ordinary equity holders of the Company (cents)	(5.16)	(17.61)

b) Diluted loss per share
Loss attributable to ordinary equity holders of the Company (cents)	(5.16)	(17.61)
c) Loss used in calculation of basic and diluted loss per share	$	$
Loss after tax from continuing operations	(4,357,162)	(13,919,468)
d) Weighted average number of shares used as the denominator	No.	No.
Weighted average number of shares used as the denominator in calculating basic and dilutive loss per share	84,454,765	79,038,555

Note 6 Dividends

No dividends were paid or proposed during the financial years ended 30 June 2019 and 30 June 2018.

The Company has no franking credits available as at 30 June 2019 and 2018.

Note 7 Cash and Cash Equivalents

	2019 $	2018 $

Cash at bank[1]	573,977	171,776

1 Cash at bank earns interest at floating rates based on daily deposit rates.

At 30 June 2019 the Company had $1.65m in undrawn committed borrowing facilities (2018: $1.5m).

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 7 Cash and Cash Equivalents (continued)

Reconciliation to the Statement of Cash Flows:

For the purposes of the Statement of Cash Flows, cash and cash equivalents comprise cash on hand and at bank and investments in money market instruments, net of any outstanding bank overdrafts.

Cash and cash equivalents as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

	2019	2018
	$	$

Cash and cash equivalents	573,977	171,776

Non-cash financing and investing activities:

There were no non-cash financing or investing activities during the years ended 30 June 2019 and 30 June 2018.

Cash balances not available for use:

There are no amounts included in cash and cash equivalents not available for use as at 30 June 2019 (30 June 2018: Nil).

Reconciliation of loss after tax to net cash outflow from operating activities:

Loss from ordinary activities after income tax	(4,357,162)	(13,919,468)
Adjustments for non-cash items:
Depreciation and amortisation	199,570	186,279
Share-based payments expense	1,206,802	12,105,207
Share in joint venture losses	-	680
Finance costs	116,043	-

Movement in assets and liabilities:
Decrease/(increase) in prepaid expenses	61,966	(13,272)
Decrease in inventories	27	9,657
Decrease/(increase) in trade and other receivables	108,524	(106,983)
Increase in loans to other entities	(332,201)	-
(Decrease)/increase in employee liabilities/provisions	(222,706)	70,812
(Decrease)/increase in trade and other payables	(39,664)	372,329
Increase in other liabilities	-	8,548
Net cash flow used in operating activities	(3,258,801)	(1,286,211)

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 8 Trade and Other Receivables

	2019	2018
	$	$
Current assets

Trade receivables	5,109	116,854
GST receivable	20,318	18,041
	25,427	134,895

Note 9 Prepayments

Current assets

Prepaid lease costs	-	8,807
Prepaid insurance costs	-	53,159
	-	61,966

Note 10 Inventories

Current assets

Finished goods - at cost	4,761	4,788

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 11 Other Financial Assets

Non-current assets

	2019	2018
	$	$
Security Bonds and Deposits:
Balance at the start of the financial year	37,500	37,500
Security deposits (refunded)/paid during the financial year	-	-
Balance at the end of the financial year	37,500	37,500

A security deposit of $37,500 is in place in respect of the lease on the Company’s offices. Refer note 20.

Note 12 Property, Plant and Equipment

Carrying values
Office Equipment:
Cost	114,096	70,113
Depreciation	(61,648)	(36,519)
	52,448	33,594
Fixtures and fittings:
Cost	13,524	13,524
Depreciation	(9,889)	(7,184)
	3,635	6,340
	56,083	39,934

Reconciliation of movements

Office Equipment:
Opening net book value	33,594	24,977
Additions	43,983	28,692
Depreciation	(25,129)	(20,075)
Closing net book value	52,448	33,594

Fixtures and fittings:
Opening net book value	6,340	9,044
Additions	-	-
Depreciation	(2,705)	(2,704)
Closing net book value	3,635	6,340
	56,083	39,934

No assets included in property, plant and equipment have been pledged as security in respect of liabilities.

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 13 Development Asset

	2019	2018
	$	$
Balance at the start of the financial year	1,560,388	1,552,629
Application development costs incurred during the year	62,496	171,258
Amortisation	(171,736)	(163,499)
Balance at the end of the financial year	1,451,148	1,560,388

The recoupment of costs carried forward in relation to intangible assets is dependent upon the successful development or commercial exploitation or sale of the application technology.

Note 14 Trade and other payables

Current liabilities

Trade payables	101,057	129,813
Accrued expenses	51,491	43,584
Employment related payables	193,448	493,637
	345,996	667,034

Trade payables are non-interest bearing and normally settled on 30-day terms. See note 19 for financial instrument disclosures relating to trade and other payables.

Employment related payables in the period includes $373,391 in annual payroll tax payable.

Note 15 Employee leave liabilities

Current liabilities

Annual leave liability	239,346	167,342

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 16 Interest bearing borrowings

	Interest Rate	Maturity	2019	2018
	%		$	$
Current
Convertible Notes-Prosser Facility [1]	8%	31 December 2019	539,042	480,915
Convertible Notes-2018 Facility [2]	8%	31 December 2019	957,917	-
			1,496,959	480,915

1 Convertible Loan agreement with Prosser Enterprises Pty Ltd as Trustee for the Prosser Family Trust. Company director Mr Nicholas Prosser is a director and shareholder of Prosser Enterprises Pty Ltd.The maximum facility limit is $2 million and an initial drawdown of $500,000 has been made. The net proceeds received has been split between the financial liability and an equity component, representing the residual attributable to the option to convert the financial liability into equity. Any advances plus accrued interest that has not been repaid by maturity date will be convertible into shares at an issue price equal to the greater of $0.30 per share or the 14 trading day volume weighted average price of the Company’s shares as traded on ASX prior to the termination date.

2 Convertible Note facility entered into with a number of professional investors who are not related parties of the Company. A total of $900,000 has been drawn down. The investors may elect to redeem the outstanding principal amount of the notes in cash on the Maturity Date, rather than convert to shares. If the investors don’t elect to redeem the outstanding principal amount in cash, the outstanding principal amount of the notes will be converted into shares at an issue price equal to the greater of $0.30 per share or a 30% discount to the volume weighted average price of the Company’s shares as traded on ASX for the period of 14 trading days up to and including the trading day prior to the conversion.

The carrying value of the convertible loan as at 30 June 2019, based on a discount rate of 12%, is calculated as follows:

	2019	2018
	$	$
Balance at the start of the financial year	480,915	-
Proceeds from drawdown	900,000	500,000
Amount classified as equity	-	(27,633)
Interest accrued	116,044	8,548
Balance at the end of the financial year	1,496,959	480,915

Note 17 Issued Capital and Reserves

a) Ordinary shares

The Company is a public company limited by shares. The Company was incorporated in Perth, Western Australia. The Company’s shares are limited whereby the liability of its members is limited to the amount (if any) unpaid on the shares respectively held by them.

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Ordinary shares have no par value. There is no limit to the authorised share capital of the Company. There are no externally exposed capital requirements.

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 17 Issued Capital and Reserves (continued)

	2019	2018	2019	2018
	No.	No.	$	$

b) Share capital
Issued capital-ordinary shares	91,621,888	79,038,555	13,782,265	7,212,056
Issued capital-performance shares	30,000,000	30,000,000	300	300
Issued share capital	121,621,888	109,038,555	13,782,565	7,212,356

c) Share movements during the year – ordinary shares

At the start of the financial year	79,038,555	79,038,555	7,212,056	7,212,056
Shares issued on exercise of Performance Rights	6,250,000	-	3,261,750	-
Shares issued to related party	1,000,000	-	340,000	-
Share issues - capital raising	5,333,333	-	3,200,000	-
Less share issue costs	-	-	231,241	-
	91,621,888	79,038,555	13,782,565	7,212,056

d) Share movements during the year – performance shares

At the start of the financial year	30,000,000	30,000,000	300	300
	30,000,000	30,000,000	300	300

Performance Shares are convertible into fully paid ordinary shares in the Company, within five years of the date of issue (2 October 2014), pursuant to satisfaction of the following performance milestones:

Class A Performance Share Milestone will be taken to have been satisfied upon the Company’s gross revenue exceeding $1,250,000 per quarter for four consecutive quarters, where a quarter is defined as a period of three consecutive calendar months.

Class B Performance Share Milestone will be taken to have been satisfied upon the Company achieving Earnings Before Interest Tax Depreciation and Amortisation of not less than $1,250,000 per quarter for four consecutive quarters, where a quarter is defined as a period of three consecutive calendar months.

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 18 Share-based Payments

(h) Options

The Company adopted an Incentive Option Plan Following Shareholder approval in October 2016. Options over unissued shares are issued at the discretion of the Board.

a) Options granted, issued, exercised and lapsed during the year

During the reporting period the following options were issued:

Date granted	Number of options granted	Exercise price (cents)	Issue date	Expiry date	Fair value
31 Jul 18	400,000	50	3 Sep 2018	31 Dec 2019	59,662
31 Jul 18	400,000	50	3 Sep 2018	31 Dec 2020	63,591
21 Sep 2018	1,500,000	40 or VWAP	27 Sep 2018	31 Dec 2018	Cancelled
21 Sep 2018	500,000	50 or VWAP	27 Sep 2018	31 Jul 2019	Cancelled
21 Sep 2018	500,000	50 or VWAP	27 Sep 2018	31 Dec 2019	Cancelled
21 Sep 2018	1,500,000	60 or VWAP	27 Sep 2018	31 Dec 2019	Cancelled
7 Dec 2018	250,000	50	14 Dec 2018	31 Dec 2022	$34,986
7 Dec 2018	250,000	50	14 Dec 2018	31 Dec 2023	$38,231
1 Feb 2019	400,000	65	5 Mar 2019	31 Dec 2022	$61,911
1 Feb 2019	400,000	65	5 Mar 2019	31 Dec 2023	$68,642
12 Feb 2019	250,000	60	5 Mar 2019	20 Feb 2022	$34,741
Total	6,350,000

During the reporting period the following options were cancelled:

Date granted	Number of options Vested	Exercise price (cents)	Vesting date	Expiry date
21 Dec 2016	1,000,000	30	30 Sep 2018	30 Sep 2021
21 Dec 2016	1,000,000	40	30 Sep 2019	30 Sep 2022
21 Dec 2016	1,000,000	50	30 Sep 2020	30 Sep 2023
21 Dec 2016	1,000,000	60	30 Sep 2021	30 Sep 2024
29 Feb 2016	500,000	25	29 Nov 2017	31 Dec 2018
21 Sep 2018	1,500,000	40 or VWAP	Performance based	30 Sep 2020
21 Sep 2018	500,000	50 or VWAP	Performance based	31 Dec 2020
21 Sep 2018	500,000	50 or VWAP	Performance based	31 Dec 2018
21 Sep 2018	1,500,000	60 or VWAP	Performance based	31 Dec 2020
Total	8,500,000

During the reporting period the following options vested:

Date granted	Number of options Vested	Exercise price (cents)	Vesting date	Expiry date
21 Dec 2016	500,000	10	26 Oct 2018	31 Dec 2020
21 Dec 2016	1,250,000	10	31 Dec 2018	31 Dec 2021
12 Feb 2019	250,000	60	5 Mar 2019	20 Feb 2022
Total	2,000,000

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 18 Share-based Payments (continued)

No options were cancelled or exercised during the reporting period.

b) Options on issue at balance date

The number of options outstanding over unissued ordinary shares at 30 June 2019 is 7,850,000 as follows:

Date granted	Number of options granted	Exercise price (cents)	Vesting date	Expiry date
21 Dec 2016	1,000,000	20	30 Sept 2017	30 Sept 2020
21 Dec 2016	1,750,000	10	31 Dec 2017	31 Dec 2020
21 Dec 2016	500,000	10	26 Oct 2018	31 Dec 2020
21 Dec 2016	1,250,000	10	31 Dec 2018	31 Dec 2021
21 Dec 2016	500,000	10	26 Oct 2019	30 Dec 2021
6 Apr 2018	500,000	10	6 Apr 2018	31 Dec 2020
31 Jul 18	400,000	50	31 Dec 2019	31 Dec 2019
31 Jul 18	400,000	50	31 Dec 2020	31 Dec 2020
7 Dec 2018	250,000	50	31 Dec 2019	31 Dec 2022
7 Dec 2018	250,000	50	31 Dec 2020	31 Dec 2023
1 Feb 2019	400,000	65	31 Dec 2019	31 Dec 2022
1 Feb 2019	400,000	65	31 Dec 2020	31 Dec 2023
12 Feb 2019	250,000	60	5 Mar 2019	20 Feb 2022
Total	7,850,000

During the current period the following movements in options over unissued shares occurred:

	2019	2019	2018	2018
	No.	WAEP	No	WAEP

Outstanding at 1 July	10,000,000	$0.258	9,000,000	$0.267
Granted during the year	6,350,000	$0.523	1,000,000	$0.175
Forfeited/cancelled during the year	(8,500,000)	($0.462)	-	-
Outstanding at 30 June	7,850,000	$0.251	10,000,000	$0.258
Exercisable at 30 June	5,250,000	$0.143	3,750,000	$0.147

The range of exercise prices for options outstanding at the end of the year was $0.10 to $0.65 (2018: $0.10 to $0.60).

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 18 Share-based Payments (continued)

c) Basis and assumptions used in the valuation of options

6,350,000 options were issued during the financial year and have been valued and expensed in the financial statements over the periods that they vest. The share-based payments expense for the period of $194,372 (2018: $174,684) relates to the fair value of options apportioned over their respective vesting periods.

The options issued during the current reporting period were valued using the Black-Scholes option valuation methodology, as follows:

Date granted	Number of options granted	Exercise price (cents)	Expiry date	Risk free interest rate used	Volatility applied	Value per Option (cents)
31 Jul 18	400,000	50	31 Dec 2019	2.18%	138%	14.92
31 Jul 18	400,000	50	31 Dec 2020	2.18%	138%	15.90
21 Sep 2018	1,500,000	40 or VWAP	31 Dec 2018	2.04%	117%	Cancelled
21 Sep 2018	500,000	50 or VWAP	31 Jul 2019	2.04%	117%	3.93
21 Sep 2018	500,000	50 or VWAP	31 Dec 2019	2.04%	117%	5.64
21 Sep 2018	1,500,000	60 or VWAP	31 Dec 2019	2.04%	117%	4.90
7 Dec 2018	250,000	50	31 Dec 2022	2.14%	117%	13.99
7 Dec 2018	250,000	50	31 Dec 2023	2.14%	117%	15.29
1 Feb 2019	400,000	65	31 Dec 2022	1.66%	118%	15.48
1 Feb 2019	400,000	65	31 Dec 2023	1.75%	118%	17.16
12 Feb 2019	250,000	60	20 Feb 2022	1.75%	118%	13.90

Historical volatility at the time of issue has been used as the basis for determining expected share price volatility, as it is assumed that this is an indicator of future share price performance, which may not eventuate. A discount of 30% in respect of a lack of marketability has been applied to the Black-Scholes option valuation to reflect the non-negotiability and non-transferability of the unlisted options granted.

d) Purpose of Equity Compensation Reserve

This reserve is used to record the value of equity benefits provided to employees (including directors) and suppliers for services rendered.

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 18 Share-based Payments (continued)

(ii) Performance Rights

The Company adopted an Incentive Performance Rights Plan Following Shareholder approval in February 2017.

a) Performance rights granted, vested and lapsed during the year

During the reporting period the following performance rights were granted:

Grant Date	No of Rights	Expiry Date	Fair Value per Right at Grant Date	Vesting
3 Sep 2018	3,000,000	3 Sep 2021	$0.185	Subject to various performance criteria
3 Sep 2018	2,000,000	30 Nov 2020	$0.185	Subject to various performance criteria
3 Sep 2018	1,000,000	31 Dec 2019	$0.185	Subject to various performance criteria
Total	6,000,000

During the reporting period the following performance rights vested but were not exercised:

Grant Date	No of Rights	Expiry Date	Fair Value per Right at Grant Date	Vesting
15 Nov 2017	500,000	31 Dec 2020	$0.205	Vesting on 15 Nov 2018
3 Sep 2018	3,000,000	3 Sep 2021	$0.185	Subject to various performance criteria
3 Sep 2018	1,000,000	30 Nov 2020	$0.185	Subject to various performance criteria
3 Sep 2018	1,000,000	31 Dec 2019	$0.185	Subject to various performance criteria
Total	5,500,000

During the reporting period the following performance rights vested and were exercised:

Grant Date	No of Rights	Expiry Date	Fair Value per Right at Grant Date	Vesting
3 Mar 2017	500,000	31 Jul 2018	$0.046	Subject to various performance criteria
15 Nov 2017	250,000	31 Dec 2020	$0.205	Vesting on 1 Nov 2018
15 Nov 2017	1,000,000	31 Mar 2018	$0.205	Subject to various performance criteria[1]
Total	1,750,000

1 Vested in the previous year but exercised in the current year

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 18 Share-based Payments (continued)

During the reporting period no performance rights expired.

b) Performance rights on issue at balance date

The number of performance rights outstanding over unissued ordinary shares at 30 June 2019 is 19,000,000 as follows:

Grant Date	No of Rights	Expiry Date	Fair Value per Right at Grant Date	Vesting
03 Mar 2017	2,000,000	03 Mar 2020	$0.720 [1]	Vested
03 Mar 2017	2,000,000	03 Mar 2021	$0.720 [1]	Vested
03 Mar 2017	2,000,000	03 Mar 2022	$0.720 [1]	Vested
15 Nov 2017	1,000,000	31 Dec 2020	$0.205	Vested
29 Nov 2017	6,000,000	30 Nov 2019	$0.720	Vested
3 Sep 2018	3,000,000	3 Sep 2021	$0.185	Vested
3 Sep 2018	1,000,000	30 Nov 2020	$0.185	Vested
3 Sep 2018	1,000,000	30 Nov 2020	$0.185	Subject to various performance criteria
3 Sep 2018	1,000,000	31 Dec 2019	$0.185	Vested
Total	19,000,000

c) Subsequent to balance date

On 11 September 2019, 1,000,000 vested performance rights were converted to ordinary shares. No performance rights were issued, vested, cancelled or expired subsequent to balance date and the date of this report.

On 2 October 2019, the Company cancelled 15 million Class A and 15 million Class B performance rights (unquoted), where performance criteria were not met.

On 18 October 2019, the Company appointed William Bradford, formally of Beachbody, LLC to lead business development for the US operations. At the annual general meeting of shareholders held on 27 November 2019, it was resolved to issue 5,000,000 performance rights to Tamarack Media, LLC (or its nominees) subject to certain performance criteria being met.

On 8 November 2019, the Company received a $500,000 payment under the placement with Asia Cornerstone Asset Management (“ACAM”). In terms of the subscription agreement with ACAM, the Company will receive $5,200,000 with $4,700,000 now received.

On 18 December 2019, the Company received its final $500,000 payment under the placement with Asia Cornerstone Asset Management (“ACAM”). In terms of the subscription agreement with ACAM, the Company will receive $5,200,000 with all the funds now received.

On 30 December 2019, the Company extended the conversion date on its conversion notes as to 30 June 2020, with no other material changes to the terms and conditions of the respective convertible note deeds.

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 18 Share-based Payments (continued)

On 1 June 2020, the Company executed a formal funding agreement for USD$1,500,000 with Asia Cornerstone Asset Management by way of convertible note. The funds will assist the company with its expansion into the US and will commence the process of seeking a dual listing of the Company’s securities on the NASDAQ Capital Market index.

On 18 June 2020, the Company reached an agreement with convertible note holders to settle the convertible notes that were issued in 2018. Holders of convertible notes representing $1,337,078 (including capitalised interest) have agreed to settle the debt through the issue of shares at a price of $0.30 per share (4,456,929 shares are to be issued), whilst the balance of convertible notes representing $125,000, is to be repaid by 30 September 2020.

d) Basis and assumptions used in the valuation of performance rights

Performance rights were valued at the Company’s share price on the date of grant.

Note 19 Financial Instruments

The Company has exposure to a variety of risks arising from its use of financial instruments. This note presents information about the Company’s exposure to the specific risks, and the policies and processes for measuring and managing those risks. The Board of Directors has the overall responsibility for the risk management framework and has adopted a Risk Management Policy.

(a) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from transactions with customers and investments.

Trade and other receivables

The carrying amount recorded in the financial statements, net of any allowance for losses, represents the Company’s maximum exposure to credit risk.

Cash deposits

The Directors believe any risk associated with the use of predominantly only one bank is addressed through the use of at least an A-rated bank as a primary banker and by the holding of a portion of funds on deposit with alternative A-rated institutions. Except for this matter the Company currently has no significant concentrations of credit risk.

The Directors do not consider that the Company’s financial assets are subject to anything more than a negligible level of credit risk, and as such no disclosures are made.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company manages its liquidity risk by monitoring its cash reserves and forecast spending. Management is cognisant of the future demands for liquid finance resources to finance the Company’s current and future operations, and consideration is given to the liquid assets available to the Company before commitment is made to future expenditure or investment.

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 19 Financial Instruments (continued)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

Weighted average interest rate		Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	%	$	$	$	$	$	$	$
2019

Trade and other payables	-	345,996	345,996	345,996	-	-	-	-
Convertible loan	8%	1,496,959	-	1,496,959	-	-	-	-
		1,842,995	-	1,842,995	-	-	-	-
2018

Trade and other payables	-	667,034	667,034	667,034	-	-	-	-
Convertible loan	8%	480,915	520,164	-		520,164
		1,147,949	1,187,198	667,034	-	520,164	-	-

(c) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising any return.

Interest rate risk

The Company has cash assets which may be susceptible to fluctuations in changes in interest rates. Whilst the Company requires the cash assets to be sufficiently liquid to cover any planned or unforeseen future expenditure, which prevents the cash assets being committed to long term fixed interest arrangements; the Company does mitigate potential interest rate risk by entering into short to medium term fixed interest investments.

Currently, the Company does not have any direct contact with foreign exchange or equity risks other than their effect on the general economy.

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 19 Financial Instruments (continued)

At the reporting date the interest profile of the Company’s interest-bearing financial instruments was:

	Carrying value ($)
	30 June 2019	30 June 2018
	$	$
Fixed rate instruments
Financial assets	482,201	-

Variable rate instruments
Financial assets	573,977	171,776

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss		Equity
	1%	1%	1%	1%
	increase	decrease	increase	decrease

2019
Variable rate instruments	5,740	(5,740)	5,740	(5,740)

2018
Variable rate instruments	1,718	(1,718)	1,718	(1,718)

d) Fair values

Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position are as follows:

	2019		2018
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$

Cash and cash equivalents	573,977	573,977	171,776	171,776
Trade and other receivables	25,427	25,427	134,895	134,895
Loan to related party	482,201	482,201	-	-
Trade and other payables	(345,996)	(345,996)	(667,034)	(667,034)
Convertible loan	(1,496,759)	(1,496,759)	(480,915)	(480,915)
Net financial (liabilities) / assets	(761,150)	(761,150)	(841,278)	(841,278)

e) Impairment losses

The Directors do not consider that any of the Company’s financial assets are subject to impairment at the reporting date.

No impairment expense or reversal of impairment charge has occurred during the reporting period.

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 20 Commitments

	2019	2018
	$	$
a) Operating lease commitments:
Due within 1 year	-	84,365
Due after 1 year but not more than 5 years	-	-
Due after more than 5 years	-	-
	-	84,365

The Company’s lease for its principal place of business at Unit 5, 71-73 South Perth Esplanade in Western Australia (Lease) expired on 30.6.2019. Until such time as new rental terms are negotiated, The office premises are leased on a month by month basis. The Lease was secured by a cash bond in favour of the Landlord for the amount of $37,500 and this amount is being held and will be applied as bond for the new lease.

b) Finance lease commitments:

The Company has no finance lease commitments contracted for as at 30 June 2019 (30 June 2018: Nil).

c) Capital commitments

The Company has no capital commitments contracted for as at 30 June 2019 (30 June 2018: Nil).

Note 21 Contingencies

a) Contingent liabilities

There are no material contingent liabilities at the reporting date.

b) Contingent assets

There are no material contingent assets at the reporting date.

Note 22 Key Management Personnel

(a) Directors and key management personnel

The following persons were directors of MyFiziq Limited during the current financial year:

Mr Peter Wall	Non-Executive Chairman
Mr Vlado Bosanac	Executive Director and CEO
Mr Mike Melby	Non-Executive Director (appointed 27 October 2017)
Mr Nick Prosser	Non-Executive Director (appointed 18 April 2018)
Dr Katherine Iscoe	Key Management Person

There were no other persons employed by or contracted to the Company during the financial year, having responsibility for planning, directing and controlling the activities of the Company, either directly or indirectly.

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 22 Key Management Personnel (continued)

(b) Key management personnel compensation

Details of key management personnel remuneration are contained in the Audited Remuneration Report in the Directors’ Report. A summary of total compensation paid to key management personnel during the year/period is as follows:

	Year ended 30 June 2019	Year ended 30 June 2018
	$	$

Total short-term employment benefits	402,000	575,117
Total share-based payments	340,000	11,451,530
Total post-employment benefits	29,070	46,610
	771,070	12,073,257

Note 23 Related Party Disclosures

a) Subsidiaries

In January 2018, wholly owned subsidiary MyFiziq Inc. was incorporated in the United States of America in preparation for the commercialisation of the technology in the USA. During the financial year there was no activity in this subsidiary.

b) Holding company

The ultimate holding company is MyFiziq Limited.

c) Joint agreement in which the Company is a joint venture

The Company has a 50% interest in Body Composition Technologies Pte. Limited (BCT), a company incorporated in Singapore for the purpose of developing the MyFiziq platform for commercialisation within the medical or insurance sector. See Note 24.

During 2019, the Company provided services to Body Composition Technologies Pty Ltd (“BCT Australia” an Australian incorporated wholly owned subsidiary of BCT) for which the Company earned revenue of $743,614 (2018: $349,726). In addition, the Company received licence income from BCT of $1,500,000 in the previous financial year.

During the financial year, the Company entered into a loan agreement with BCT Australia. The loan is interest free and payable by 30 June 2021; or within 30 days of BCT receiving cash from capital raise activities currently under way, whichever occurs sooner. At 30 June 2019, the balance of the loan was $482,201.

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 23 Related Party Disclosures (continued)

d) Transactions with Directors

Transactions with Directors, as Directors of the Company, during the year are disclosed at Note 22.

In addition, the Company paid $10,676 (2018: $52,837) to Steinepreis Paganin, an entity associated with Mr Peter Wall, for legal services. All services provided by Steinepreis Paganin were done so on an arm’s length basis and on normal commercial terms. No amounts were owing to Steinepreis Paganin as at 30 June 2019 (2018: Nil).

The Company entered into a $2,000,000 Convertible Loan facility with a company related to Mr Nicholas Prosser. At 30 June 2019, $500,000 had been drawn against this facility, with interest of $45,483 being accrued. Refer to Note 16.

Other than the key management personnel related party disclosure in the Remuneration Report and in Note 22, there were no related party transactions to report for the financial year ended 30 June 2019.

Note 24 Interest in a Joint Venture

The Company has a 50% interest in Body Composition Technologies Pte Limited (BCT). The Company’s interest in BCT is accounted for using the equity method. Under the equity method, the Company’s investment in a joint venture is initially recorded at cost, and subsequently the carrying value of the investment is increased or decreased to recognise the Company’s share of the joint venture profit or loss.

The Company was issued 680 shares in BCT at a value of A$1.00 per share.

The following tables illustrate the summarised financial information of the Company’s investment in BCT.

	30 June 2019	30 June 2018
	$	$
Current assets	40,726	409,995
Non-current assets	99,797	1,539,095
Current liabilities	(117,446)	(44,122)
Non-current liabilities	(482,201)	-
Equity	(459,124)	1,904,968
Company’s carrying amount of the investment	-	-

Revenue	-	33,578
Expenses	(1,680,898)	(812,843)
Loss for the year	(1,680,898)	(779,265)
Company’s share of the loss (i)	(840,449)	(389,632)

Carrying value of the BCT investment
Investment brought to account at cost	680	680
Share of the joint venture’s loss (i)	(680)	(680)
Closing carrying value of the investment	-	-

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 24 Interest in a Joint Venture (continued)

(i)	As the investment in the joint venture has been written down to nil, no share of the joint venture’s loss has been brought to account in the Company’s loss from ordinary activities for the current financial period.

Note 25 Events Subsequent to the Reporting Date

On 1 July 2019, the Company converted 6,000,000 performance rights held by the Non-Executive Chairman, Mr Peter Wall, to fully paid ordinary shares under the Company’s Incentive Performance Rights Plan.

On 15 July 2019, the Company issued 230,769 fully paid ordinary shares to a Business Development Consultant, Mr. Gary Smith, on the cashless exercise of 1,000,000 employee options under the Company’s Incentive Option Plan.

On 2 August 2019, the Company issued 833,333 fully paid ordinary shares relating to Tranche 4 of the $5.2m placement with Asia Cornerstone Asset Management (as amended).

On 16 September 2019, the Company converted 1,000,000 performance rights held by the Chief Technology Officer, Mr. Terence Stupple, to fully paid ordinary shares under the Company’s Incentive Performance Rights Plan.

On 20 September 2019, the Company issued 833,333 fully paid ordinary shares relating to Tranche 4A of the $5.2m placement with Asia Cornerstone Asset Management (as amended).

On 25 September 2019, the Company converted 500,000 unlisted options held by a supplier, Red Leaf Securities Pty Ltd, to fully paid ordinary shares.

On 2 October 2019, the Company cancelled 15 million Class A and 15 million Class B performance rights (unquoted), where performance criteria were not met.

On 14 October 2019, the Company received a $666,218 reimbursement through the Australian government’s R & D tax scheme.

On 18 October 2019, the Company appointed William Bradford, formally of Beachbody, LLC to lead business development for the US operations. At the annual general meeting of shareholders held on 27 November 2019, it was resolved to issue 5,000,000 performance rights to Tamarack Media, LLC (or its nominees) subject to certain performance criteria being met.

On 8 November 2019, the Company received a $500,000 payment under the placement with Asia Cornerstone Asset Management (“ACAM”). In terms of the subscription agreement with ACAM, the Company will receive $5,200,000 with $4,700,000 now received.

On 18 December 2019, the Company received its final $500,000 payment under the placement with Asia Cornerstone Asset Management (“ACAM”). In terms of the subscription agreement with ACAM, the Company will receive $5,200,000 with all the funds now received.

On 30 December 2019, the Company extended the conversion date on its conversion notes as to 30 June 2020, with no other material changes to the terms and conditions of the respective convertible note deeds.

On 30 March 2020, the Company released a business update on the ASX platform, informing shareholders that its business had seen an increase in business activity since the outbreak of COVID-19 and confirming its that business operations had not been adversely affected by recent events.

Notes to the Financial Statements

For the financial year ended 30 June 2019

Note 25 Events Subsequent to the Reporting Date (continued)

On 1 June 2020, the Company executed a formal funding agreement for USD$1,500,000 with Asia Cornerstone Asset Management by way of convertible note. The funds will assist the company with its expansion into the US and will commence the process of seeking a dual listing of the Company’s securities on the NASDAQ Capital Market index.

On 2 June 2020, the Company executed a $600,000 R & D advance (loan) on the company’s anticipated annual tax rebate. The agreement was concluded with R&D Capital Partners at an interest rate of 1.5% per month, and with an establishment fee of $4,500. No principal repayments are to be made until the repayment date, being the earlier of, date the Company receives its tax refund from the ATO, or 31 October 2020.

On 5 June 2020, the Company received its first payment under the convertible note subscription deed concluded with Asia Cornerstone Asset Management on 1 June 2020, in the amount of USD$225,000.

On 9 June 2020, the Company’s technology launched through one of its partners, Evolt Active (“Evolt”), on the Apple App store. Evolt has committed to targeting 100,000 active users in the first 12 month, and MyFiziq will receive $2.99 per subscribed user. The financial impact of this launch is expected to result in a material increase in revenue, as the Company commences with the commercialisation of its operations.

On 18 June 2020, the Company reached an agreement with convertible note holders to settle the convertible notes that were issued in 2018. Holders of convertible notes representing $1,337,078 (including capitalised interest) have agreed to settle the debt through the issue of shares at a price of $0.30 per share (4,456,929 shares are to be issued), whilst the balance of convertible notes representing $125,000, is to be repaid by 30 September 2020.

On 30 June 2020, the Company received its second payment under the convertible note subscription deed concluded with Asia Cornerstone Asset Management on 1 June 2020, in the amount of USD$450,000.

There were no other subsequent events in the interval between the end of the reporting period and the date of this report, that is likely, in the opinion of the Directors of the Company, to affect substantially the operations of the Company, the results of those operations or the state of affairs of the Company in subsequent financial years.

Note 26 Auditor’s Remuneration

Total remuneration paid or payable to auditors during the financial year/period:
	2019	2018
	$	$
PKF Perth (2018 HLB Mann Judd) Audit and review of the Company’s financial statements ASX reporting	39,263	33,000
Other services	6,387	2,600
PKF Brisbane Audit and review of the financial report for SEC reporting	32,500	-
Total	78,150	35,600

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF MYFIZIQ LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of MyFiziq Limited and its subsidiaries (the “Company”) as of June 30, 2019 and 2018, and the related consolidated statement of comprehensive income, consolidated statement of cash flow and consolidated statement of changes in equity for each of the two years in the period ended June 30, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditors since 2020.

PKF BRISBANE AUDIT

Cameron Bradley

21 July 2020

Up to _______ Ordinary Shares and

PROSPECTUS

, 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Except as hereinafter set forth, there is no provision of the Company’s Constitution or any contract, arrangement or statute under which any director or officer of the Company is insured or indemnified in any manner against liability which he may incur in his capacity as such.

Clause 28 of the Company’s Constitution provides:

To the extent permitted by law, the Company shall indemnify each person who is or has been an officer of the Company or an officer of a related body corporate of the Company, on a full indemnity basis against any liability incurred by the person:

●	in his capacity as an officer of the Company or a related body corporate; and

●	to a person other than the Company or a related body corporate of the Company, unless the liability arises out of conduct of the officer which involves a lack of good faith.

To the extent permitted by law, the Company shall indemnify each person who is or has been an officer of the Company or an officer of a related body corporate of the Company, on a full indemnity basis against any liability for costs and expenses incurred by the person in connection with proceedings involving the person in his or her capacity as an officer of the Company or a related body corporate.

The Company may:

●	enter into, or agree to enter into; and

●	pay, or agree to pay, a premium in respect of,

a contract insuring a person who is or has been an officer of the Company or of a related body corporate of the Company against a liability incurred by the person as such an officer, except in circumstances prohibited by the Law.

Without limiting a person’s right under this Clause 28, the Company may enter into a deed agreeing with the person to give effect to the rights of the person conferred by this rule or the exercise of a discretion under this rule, on such terms and conditions as the directors think fit and which are not inconsistent with this Clause 28.

This Clause 28 does not limit any right the person otherwise has.

In this Clause 28, an officer means a director or secretary of the Company and such other persons as the directors decide from time to time.

The Company maintains liability insurance policies insuring the Company’s directors and officers against certain liabilities that they may incur in such capacities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the charter provision, by-law, contract, arrangements, statute or otherwise, we have been informed that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7. Recent sales of unregistered securities.

During the prior three years, we issued and sold to third parties the securities listed below without registering the securities under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(a)(2) thereof and Regulations D and S thereunder. None of these transactions involved any public offering. All our securities were sold through private placement either (i) outside the United States or (ii) in the United States to a limited number of investors in transactions not involving any public offering. As discussed below, we believe that each issuance of these securities was exempt from, or not subject to, registration under the Securities Act.

In August 2017, the Company issued 31,000,000 shares to employees, officers, and directors as payment for services rendered.

In December 2018, the Company issued 1,000,000 shares to a director as payment for services rendered.

From March 2019 through June 2019, the Company issued 5,333,333 shares at a price per share of A$0.60 for total gross proceeds of A$3,200,000.

In July 2019, the Company issued 6,000,000 shares to a director as payment for services rendered.

In July 2019, the Company issued 230,769 shares at a price per share of A$0.20 for total gross proceeds of A$46,154.

From August 2019 through December 2019, the Company issued 33,333,334 shares at a price per share of A$0.60 for total gross proceeds of A$2,000,000.

In September 2019, the Company issued 3,500,000 shares to directors as payment for services rendered.

In September 2019, the Company issued 1,000,000 shares to an employee as payment for services rendered.

In September 2019, the Company issued 500,000 shares at a price per share of A$0.10 for total gross proceeds of A$50,000.

In October 2019, the Company issued 50,000 shares to an employee as payment for services rendered.

In November 2019, the Company issued 1,200,000 shares as part of a litigation settlement.

In December 2019, the Company issued 2,000,000 shares to directors as payment for services rendered.

In December 2019, the Company issued 500,000 shares to an employee as payment for services rendered.

In February and March 2020, the Company issued 2,750,000 shares to directors as payment for services rendered.

In February 2020, the Company issued 2,000,000 shares to a director as payment for services rendered.

In April and July 2020, the Company issued 1,750,000 shares to a supplier as payment.

In June 2020, the Company issued 4,456,932 shares at a price per share of A$0.30 for total gross proceeds of A$1,337,080.

Item 8. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this registration statement:

EXHIBIT INDEX

The following documents are filed as part of this registration statement:

Exhibit Number	Description

1.1+	Form of Underwriting Agreement

3.1+	Constitution of MyFiziq Limited

5.1+	Opinion of Steinepreis Paganin regarding the validity of the ordinary shares being issued

10.1+	“Asia Cornerstone Asset Management Funding Agreement”

10.2+	Executive Service Agreement by and between MyFiziq Limited and Vlado Bosanac dated December 5, 2016

10.3+	Executive Service Agreement by and between MyFiziq Limited and Steven Richards dated July 21, 2019

21.1+	List of significant subsidiaries of MyFiziq Limited

23.1+	Consent of PKF Brisbane Pty Ltd

23.2+	Consent of Steinepreis Paganin (see Exhibit 5.1)

24.1+	Power of Attorney (contained on the signature page to this registration statement)

+	To be filed by amendment.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement(or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7) For the purposes of determining liability under the Securities Act of 1933 to any purchaser in the initial distributions of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/	Chief Executive Officer	, 2020
Name: Vlado Bosanac

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Vlado Bosanac as his true and lawful attorney-in-fact and agent, with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/	Chief Executive Officer and Executive Director	, 2020
Name: Vlado Bosanac	(Principal Executive Officer)

/s/	Chief Financial Officer	, 2020
Name: Steven Richards	(Principal Accounting and Financial Officer)

/s/	Non-Executive Chairman	, 2020
Name: Peter Wall

/s/	Non-Executive Director	, 2020
Name: Nicholas Prosser

/s/	Non-Executive Director	, 2020
Name: Dato Low Koon Poh

/s/	Non-Executive Director	, 2020
Name: Mike Melby

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement on, 2020.

By:
Name:
Title: